FEKOLA GOLD MINE

Mali

NI 43-101 TECHNICAL REPORT

Prepared for:
B2Gold Corp.

Effective date:
31 December 2019

CERTIFICATE OF QUALIFIED PERSON

I, Tom Garagan, P.Geo, am employed as the Senior Vice President, Exploration with B2Gold Corp. ("B2Gold"), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled "Fekola Gold Mine, Mali, NI 43-101 Technical Report", that has an effective date of 31 December, 2019 (the "technical report").

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.  I graduated from the University of Ottawa with a Bachelor of Science (Honours) degree in Geological Sciences in 1980.

I have practiced my profession for 40 years.  In this time I have been directly involved in generating and managing exploration activities, and in the collection, supervision and review of geological, mineralization, exploration and drilling data; geological models; sampling, sample preparation, assaying and other resource-estimation related analyses; assessment of quality assurance-quality control data and databases; and supervision of mineral resource estimates.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited the Fekola Gold Mine most recently from 21-23 October, 2019.

I am responsible for Sections 1.1 to 1.8, 1.10, 1.11, 1.23; Section 2; Section 3; Section 4; Section 5; Section 6; Section 7; Section 8; Section 9; Section 10; Section 11; Section 12; Section 14; Section 23; Section 24; Sections 25.1 to 25.4, 25.6; Sections 26.1, 26.2, 26.3.1; and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Fekola Gold Mine since B2Gold acquired the project in 2014.  I have co-authored the following technical reports:

  Garagan, T., Montano, P., Jones, K., and Rajala, J., 2019:  Fekola Gold Mine, Mali, NI 43-101 Technical Report:  technical report prepared by B2Gold, effective date 26 March, 2019;

  Garagan, T., Montano, P., Lytle, W., Jones, K., Hunter, S. and Morgan, D., 2015:  NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali:  technical report prepared by B2Gold and Lycopodium Minerals Pty Ltd for B2Gold, effective date 30 June, 2015;

  Garagan, T., Lytle, W., Johnson, N., Kaye, C., Tschabrun, D., Wiid, G., and Coetzee, S., 2014:  Fekola Gold Project, Mali, NI 43-101 Technical Report on Preliminary Economic Assessment:  technical report prepared by B2Gold, MPR Geological Consultants Pty Ltd, Mine and Quarry Engineering Services Inc, and Epoch Resources Pty Ltd for B2Gold, effective date 3 June, 2014

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated:  March 20, 2020

(Signed) "Tom Garagan"
Tom Garagan, P.Geo.

B2Gold Corp. 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada Tel: +1 604-681-8371	www.b2gold.com

CERTIFICATE OF QUALIFIED PERSON

I, Peter Montano, P.E., am employed as the Project Director with B2Gold Corp. ("B2Gold"), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled "Fekola Gold Mine, Mali, NI 43-101 Technical Report", that has an effective date of 31 December, 2019 (the "technical report").

I am a registered Professional Engineer (#42745, Colorado, USA).  I graduated from the Colorado School of Mines in 2004 with a B.Sc. in engineering and a B.Sc. in economics.

I have been directly involved in the design, construction, and operation of gold projects in Nicaragua, Namibia, and Mali and have participated in and contributed to projects and studies of gold and coal projects in Venezuela, El Salvador, Australia, and The Philippines.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited the Fekola Gold Mine most recently from 9-25 October, 2019.

I am responsible for Sections 1.1, 1.2, 1.12, 1.13, 1.14, 1.16, 1.18 to 1.23; Section 2; Section 3; Section 15; Section 16; Section 18; Sections 19.2 to 19.4; Section 21 (excepting process-related costs); Section 22; Sections 25.1, 25.7, 25.8, 25.10, 25.12 to 25.16; Sections 26.1, 26.3.1, 26.3.2; and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Fekola Gold Mine since B2Gold acquired the project in 2014.  I have previously co-authored the following technical reports:

  Garagan, T., Montano, P., Jones, K., and Rajala, J., 2019:  Fekola Gold Mine, Mali, NI 43-101 Technical Report:  technical report prepared by B2Gold, effective date 26 March, 2019;

  Garagan, T., Montano, P., Lytle, W., Jones, K., Hunter, S. and Morgan, D., 2015:  NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali:  technical report prepared by B2Gold and Lycopodium Minerals Pty Ltd for B2Gold, effective date 30 June, 2015

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated:  March 20, 2020

(Signed) "Peter Montano"
Peter Montano, P.E.

B2Gold Corp. 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada Tel: +1 604-681-8371	www.b2gold.com

CERTIFICATE OF QUALIFIED PERSON

I, John Rajala, P.E., am employed as the Vice President, Metallurgy with B2Gold Corp. ("B2Gold"), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled "Fekola Gold Mine, Mali, NI 43-101 Technical Report", that has an effective date of 31 December, 2019 (the "technical report").

I am a registered professional engineer in the state of Washington (No. 43299) and have a B.S. and M.S in metallurgical engineering from Michigan Technological University (1976) and the University of Nevada - Mackay School of Mines (1981), respectively.

I have practiced my profession for 41 years, during which I have been directly involved in the operations and management of mineral processing plants for gold and base metals, and in process plant design and commissioning of projects located in Africa, Asia, North, Central and South America.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

I visited the Fekola Gold Mine most recently from 10-16 January, 2020.

I am responsible for Sections 1.1, 1.2, 1.9, 1.15, 1.18, 1.19, 1.20, 1.23; Section 2; Section 13; Section 17; Section 19.1; Sections 21.1, 21.2.1 to 21.2.3, 21.2.5, 21.2.8, 21.3.1, 21.3.3, 21.3.6; Sections 25.1, 25.5, 25.9, 25.13, 25.14; and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Fekola Gold Mine since B2Gold acquired the project in 2014. I was responsible for the metallurgical test work, flowsheet development and engineering/design and start-up/commissioning of the Fekola process plant.  I have previously co-authored a technical report on the Fekola Gold Mine:

  Garagan, T., Montano, P., Jones, K., and Rajala, J., 2019:  Fekola Gold Mine, Mali, NI 43-101 Technical Report:  technical report prepared by B2Gold, effective date 26 March, 2019.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated:  March 20, 2020

(Signed) "John Rajala"

John Rajala, P.E.

B2Gold Corp. 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada Tel: +1 604-681-8371	www.b2gold.com

CERTIFICATE OF QUALIFIED PERSON

I, Ken Jones, P.E., am employed as the Environmental and Permitting Manager with B2Gold Corp. ("B2Gold"), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled "Fekola Gold Mine, Mali, NI 43-101 Technical Report", that has an effective date of 31 December, 2019 (the "technical report").

I am a registered Professional Engineer (#42718, Colorado, USA). I graduated from the University of Iowa in 2001 with a B. Sc. in Chemical Engineering.  I have practiced my profession for over 16 years. I have developed, conducted and/or directed environmental and social studies including baseline investigations; materials geochemical characterization; hydrologic, air and noise modeling; closure planning and costing; and environmental and social impact assessment for hard rock mining projects in over a dozen countries in North and South America, Africa and Asia. I have developed, implemented and maintained programs for engineering and administrative compliance regarding international environmental, health and safety regulations and best practices at gold projects in Nicaragua, Namibia, the Philippines and Mali.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited the Fekola Gold Mine most recently from 3-16 March, 2020.

I am responsible for Sections 1.1, 1.2, 1.17, 1.23; Sections 2.1 to 2.4, 2.6; Section 20; Section 21.2.7; Sections 25.1, 25.11; Section 26.3.3; and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Fekola Gold Mine since B2Gold acquired the project in 2014. I have co-authored the following technical reports:

  Garagan, T., Montano, P., Jones, K., and Rajala, J., 2019:  Fekola Gold Mine, Mali, NI 43-101 Technical Report:  technical report prepared by B2Gold, effective date 26 March, 2019;

  Garagan, T., Montano, P., Lytle, W., Jones, K., Hunter, S. and Morgan, D., 2015:  NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali:  technical report prepared by B2Gold and Lycopodium Minerals Pty Ltd for B2Gold, effective date 30 June, 2015;

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated:  March 20, 2020

(Signed) "Ken Jones"

Ken Jones, P.E.

B2Gold Corp. 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada Tel: +1 604-681-8371	www.b2gold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This NI 43-101 Technical Report (the "Technical Report") contains "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including, but not limited to, B2Gold Corp.'s ("B2Gold") objectives, strategies, intentions and expectations; projections; forecasts; estimates; outlook; guidance; schedules; plans; designs; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, capital and operating costs, and budgets;  estimated ore grades, throughput and processing; statements regarding anticipated exploration, drilling, development, construction and permitting; statements regarding indications from, and potential impacts of, drilling results; and including, but not limited to, the objectives, strategies, intentions, expectations, production, cost, capital and exploration expenditure guidance, recovery estimates, and the estimated economics of the Fekola Mine and the potential for expansion thereat; the anticipated timing of the fleet expansion at Fekola; the anticipated cost, timing and results of the addition of a solar plant to the Fekola Mine; the anticipated cost, timing and construction of a new tailings storage facility, including B2Gold's ability to revise the terms of applicable permit(s); processing facilities and events that may affect B2Gold's operations, including projected power requirements and other project infrastructure, equipment and materials requirements; anticipated cash flows from the Fekola Mine and related liquidity requirements; B2Gold's ability to obtain all additional permits and authorizations required in support of any future operations in the Anaconda Area; potential impacts of any future project development in the Anaconda Area; the potential of including certain mineralization not within the current resource model boundary in an updated geological model and any upside potential associate therewith; the anticipated effect of external factors on revenue and/or mining activities, such as commodity prices and metal price assumptions, estimation of Mineral Reserves and Mineral Resources, mine life projections, environmental liabilities, reclamation costs, economic outlook, government regulation of mining operations, the implementation of a new Mining Code in Mali and the entering into of major contracts required for development and/or operations; potential environmental, physical, social and economic impacts and plans, measures, and requirements to address such impacts; and other expectations regarding community relations and social licence to operate.  All statements in this Technical Report that address events or developments that B2Gold expects to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should", "might" or will "likely" occur.  All such forward-looking statements are based on the opinions and estimates of B2Gold's management as of the date such statements are made.  All of the forward-looking statements in this Technical Report are qualified by this cautionary note.

Forward-looking statements are not, and cannot be, a guarantee of future results or events.  Forward-looking statements are based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable at the date the forward-looking statements are provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking statements.  The material factors or assumptions that B2Gold identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking statements include, but are not limited to: the factors identified in Sections 1.10, 1.11, 14 and 25 (and the tables identified thereunder) of this Technical Report, which may affect the Mineral Resource estimate; the forward-looking statements and factors identified in Sections 1.12, 1.13, 15 and 25 (and the tables identified thereunder) of this Technical Report, which may affect the Mineral Reserve estimate; the metallurgical recovery estimates identified in Section 13 of this Technical Report; the assumptions identified in Table 14-3 and Section 14.2.8 of this Technical Report as being used in evaluating prospects for eventual economic extraction; the assumptions identified in Section 15.5 of this Technical Report as forming the basis for converting Mineral Resources to Mineral Reserves, as well as the assumptions identified in Section 16; the design parameters set forth in Table 16-1; the assumptions relating to waste rock storage facilities identified in Section 16.6; the assumptions relating to the production schedule in Section 16.8, including Table 16-2; the design and equipment assumptions identified in Table 17-1, Figure 17-1 and Sections 17.2 and 17.3 of this Technical Report; the general assumptions identified in Sections 1.14, 1.16, 1.18, 1.19, 1.20, 16, 21 and 25 of this Technical Report, as well as the tables included therein; dilution and mining recovery assumptions; assumptions regarding stockpiles; the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; anticipated metals prices and the costs of production; no significant unanticipated operational or technical difficulties; the execution of B2Gold's business and growth strategies, including the success of B2Gold's strategic investments and initiatives; the availability of additional financing, if needed; the availability of personnel for exploration, development, and operational projects and ongoing employee relations; maintaining good relations with the communities surrounding the Fekola Mine; no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters; no contests over title to B2Gold's properties; no significant unanticipated litigation; certain tax matters; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements may include, but are not limited to: risks generally associated with mining operations, including problems related to weather and climate in remote areas; economic factors, including fluctuations in commodity prices, currency, energy prices and general cost escalation; uncertainties related to the continued development and operation of the Fekola Mine; changes to production, cost and other estimates; changes to the taxation laws in the jurisdictions in which we operate, and risks and uncertainties associated with political and economic instability in those jurisdictions; fluctuations in the price and availability of infrastructure, energy and other commodities; the market price of our common shares; compliance with government regulations, including anti-bribery and corruption laws, environmental regulations and internal control over financial reporting; challenges to mineral or surface rights to our properties; the failure to obtain required licences, permits, approvals or clearances from governmental authorities, including environmental permits, on a timely basis or at all; climate change; risks related to community relations and opposition, including social unrest; the ability to service our debt; uncertainties relating to Mineral Reserve and Mineral Resource estimates, including in relation to the geology, continuity, grade and estimates of Mineral Reserves and Mineral Resources and the potential for variations in grade and recovery rates; the potential for conflict with small scale miners; volatile financial markets and the ability to obtain additional financing; hedging transactions; the inability to insure against all risks; risks associated with partial ownership, including the inability to exert influence over certain strategic decisions; litigation risks; dependence on key personnel and employee relations; operational risks and hazards, including unanticipated environmental, industrial and geological events and developments, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated; depletion of Mineral Reserves; uncertain costs of reclamation activities, and the final outcome thereof; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively.

The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom.  B2Gold's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law.  For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Fekola Gold Mine Mali NI 43-101 Technical Report

Contents

1.0 SUMMARY	1-1
1.1 Introduction	1-1
1.2 Terms of Reference	1-1
1.3 Project Setting	1-1
1.4 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements	1-2
1.5 Geology and Mineralization	1-3
1.6 History	1-4
1.7 Drilling and Sampling	1-5
1.8 Data Verification	1-7
1.9 Metallurgical Testwork	1-8
1.10 Mineral Resource Estimation	1-9
1.10.1 Fekola	1-9
1.10.2 Anaconda Area	1-10
1.11 Mineral Resource Statement	1-11
1.12 Mineral Reserve Estimation	1-13
1.13 Mineral Reserve Statement	1-13
1.14 Mining Methods	1-15
1.15 Recovery Methods	1-16
1.16 Project Infrastructure	1-17
1.17 Environmental, Permitting and Social Considerations	1-18
1.17.1 Fekola	1-18
1.17.2 Anaconda Area	1-20
1.18 Markets and Contracts	1-21
1.19 Capital Cost Estimates	1-21
1.20 Operating Cost Estimates	1-21
1.21 Economic Analysis	1-22
1.22 Interpretation and Conclusions	1-22
1.23 Recommendations	1-22

2.0 INTRODUCTION	2-1
2.1 Introduction	2-1
2.2 Terms of Reference	2-1
2.3 Qualified Persons	2-1
2.4 Site Visits and Scope of Personal Inspection	2-3
2.5 Effective Dates	2-3
2.6 Information Sources and References	2-4
2.7 Previous Technical Reports	2-4

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3.0 RELIANCE ON OTHER EXPERTS	3-1

4.0 PROPERTY DESCRIPTION AND LOCATION	4-1
4.1 Introduction	4-1
4.2 Property and Title in Mali	4-1
4.2.1 Mineral Title	4-1
4.2.2 State Participation	4-3
4.2.3 Surface Rights	4-3
4.2.4 Environmental	4-4
4.2.5 Water	4-4
4.2.6 Taxation	4-5
4.2.7 Royalties	4-5
4.2.8 Fraser Institute Survey	4-5
4.3 Project Ownership	4-6
4.4 Fekola Mine Establishment Convention	4-7
4.5 Fekola Mine Agreements	4-7
4.6 Mineral Tenure	4-7
4.7 Surface Rights	4-9
4.8 Water Rights	4-9
4.9 Royalties and Encumbrances	4-10
4.10 No-Go Zone	4-10
4.11 Permitting Considerations	4-10
4.12 Environmental Considerations	4-10
4.13 Social License Considerations	4-10
4.14 Comments on Property Description and Location	4-11

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	5-1
5.1 Accessibility	5-1
5.2 Climate	5-1
5.3 Local Resources and Infrastructure	5-1
5.4 Physiography	5-1
5.5 Comments on Sufficiency of Surface Rights	5-2

6.0 HISTORY	6-1
6.1 Project History	6-1
6.2 Production	6-1

7.0 GEOLOGICAL SETTING AND MINERALIZATION	7-1
7.1 Regional Geology	7-1
7.2 Project Geology	7-3
7.2.1 Lithologies	7-3
7.2.2 Weathering	7-3

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7.2.3 Alteration	7-3
7.2.4 Structure	7-6
7.3 Fekola	7-6
7.4 Anaconda Area	7-7
7.5 Prospects/Exploration Targets	7-12
7.6 Comments on Geological Setting and Mineralization	7-12

8.0 DEPOSIT TYPES	8-1
8.1 Deposit Model	8-1
8.2 Comments on Deposit Types	8-2

9.0 EXPLORATION	9-1
9.1 Introduction	9-1
9.2 Grids and Surveys	9-1
9.3 Geological Mapping	9-1
9.4 Geochemistry	9-1
9.5 Geophysics	9-2
9.6 Pits and Trenches	9-2
9.7 Petrology, Mineralogy, and Research Studies	9-8
9.8 Exploration Potential	9-8
9.8.1 Fekola	9-8
9.8.2 Anaconda Area	9-9
9.9 Comments on Exploration	9-9

10.0 DRILLING	10-1
10.1 Introduction	10-1
10.2 Legacy Drilling	10-1
10.3 Drill Methods	10-6
10.3.1 Contractors	10-6
10.3.2 Auger, Rotary Air Blast and Aircore	10-6
10.3.3 Reverse Circulation	10-6
10.3.4 Core Drilling	10-6
10.4 Logging Procedures	10-7
10.5 Recovery	10-8
10.6 Collar Surveys	10-8
10.7 Downhole Surveys	10-8
10.8 Condemnation, Geotechnical and Hydrological Drilling	10-9
10.9 Metallurgical Drilling	10-9
10.10 Grade Control	10-13
10.11 Sample Length/True Thickness	10-13
10.12 Drilling Since Fekola Database Close-out Date	10-13
10.13 Drilling Since Anaconda Area Database Close-out Date	10-14

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10.14 Comments on Drilling	10-14

11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	11-1
11.1 Legacy Programs	11-1
11.2 Sampling Methods	11-1
11.2.1 RC and Aircore	11-1
11.2.2 Core	11-2
11.3 Metallurgical Samples	11-2
11.4 Density Determinations	11-3
11.5 Analytical and Test Laboratories	11-3
11.6 Sample Preparation and Analysis	11-4
11.7 Quality Assurance and Quality Control	11-5
11.7.1 Standards	11-5
11.7.2 Blanks	11-7
11.7.3 Duplicate Samples	11-7
11.7.4 Magnetic Susceptibility	11-8
11.7.5 Density	11-8
11.8 Databases	11-8
11.9 Sample Security	11-9
11.10 Comments on Sample Preparation, Analyses and Security	11-10

12.0 DATA VERIFICATION	12-1
12.1 Data Checks	12-1
12.1.1 Data Entry	12-1
12.1.2 QA/QC	12-1
12.1.3 Results	12-3
12.2 Laboratory Inspections	12-3
12.3 Geological Model Checks	12-3
12.4 November 2019 Fekola Mineral Resource Estimate Data Support	12-3
12.4.1 Field Duplicates	12-3
12.4.2 Blanks	12-4
12.4.3 Standards (CRMs)	12-4
12.5 QP Verification	12-4
12.6 Comments on Data Verification	12-4

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
13.1 Introduction	13-1
13.2 Metallurgical Testwork	13-1
13.2.1 Fekola	13-1
13.2.2 Fekola North Extension	13-5
13.2.3 Anaconda Area	13-6
13.3 Recovery Estimates	13-10

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13.3.1 Fekola	13-10
13.3.2 Fekola North Extension	13-10
13.3.3 Anaconda Area	13-13
13.4 Metallurgical Variability	13-13
13.5 Deleterious Elements	13-13
13.6 Comments on Mineral Processing and Metallurgical Testing	13-13

14.0 MINERAL RESOURCE ESTIMATES	14-1
14.1 Fekola	14-1
14.1.1 Introduction	14-1
14.1.2 Exploratory Data Analysis	14-1
14.1.3 Geological Models	14-1
14.1.4 Density Assignment	14-4
14.1.5 Grade Capping/Outlier Restrictions	14-4
14.1.6 Composites	14-4
14.1.7 Variography	14-5
14.1.8 Estimation/Interpolation Methods	14-5
14.1.9 Block Model Validation	14-6
14.1.10 Classification of Mineral Resources	14-7
14.1.11 Reasonable Prospects of Eventual Economic Extraction	14-7
14.2 Anaconda Area	14-8
14.2.1 Introduction	14-8
14.2.2 Geological Models	14-8
14.2.3 Density Assignment	14-8
14.2.4 Grade Capping/Outlier Restrictions	14-9
14.2.5 Estimation/Interpolation Methods	14-9
14.2.6 Block Model Validation	14-9
14.2.7 Classification of Mineral Resources	14-9
14.2.8 Reasonable Prospects of Eventual Economic Extraction	14-9
14.3 Mineral Resource Statement	14-10
14.4 Factors That May Affect the Mineral Resource Estimate	14-10
14.5 Comments on Mineral Resources	14-12

15.0 MINERAL RESERVE ESTIMATES	15-1
15.1 Introduction	15-1
15.2 Mineral Reserves Statement	15-1
15.3 Factors that May Affect the Mineral Reserves	15-1
15.4 Block Model Review	15-2
15.5 Pit Optimization	15-2
15.5.1 Base Mining Cost Estimate	15-4
15.5.2 Processing Costs	15-4

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15.5.3 Gold Price, Royalty and Discounting	15-4
15.5.4 Process Recovery and Cut-Off Grades	15-6
15.5.5 Dilution	15-6
15.6 Comments on Mineral Reserves	15-6

16.0 MINING METHODS	16-1
16.1 Overview	16-1
16.2 Geotechnical Considerations	16-1
16.3 Hydrogeological Considerations	16-2
16.4 Open Pit Design	16-2
16.5 Road and Ramp Design Criteria	16-4
16.6 Waste Rock Storage Facility Design Criteria	16-4
16.7 Operational Cut-off Grades	16-5
16.8 Production Schedule	16-5
16.9 Blasting and Explosives	16-8
16.10 Grade Control	16-9
16.11 Mining Equipment	16-9
16.12 Personnel	16-9
16.13 Comments on Mining Methods	16-9

17.0 RECOVERY METHODS	17-1
17.1 Introduction	17-1
17.2 Process Flowsheet	17-1
17.3 Plant Design	17-4
17.3.1 Ore Receiving and Crushing	17-4
17.3.2 Crushed Ore Stockpile	17-4
17.3.3 Grinding and Classification	17-4
17.3.4 Pebble Crushing	17-6
17.3.5 Leach Thickening	17-6
17.3.6 Carbon in Columns Circuit	17-7
17.3.7 Leach Circuit	17-7
17.3.8 Carbon in Pulp Circuit	17-7
17.3.9 Acid Wash, Elution, Electrowinning and Gold Room	17-8
17.3.10 Carbon Regeneration	17-8
17.3.11 Cyanide Destruction	17-8
17.3.12 Tailings Thickening and Disposal	17-8
17.4 Plant Control System	17-9
17.5 Energy, Water, and Process Materials Requirements	17-9
17.5.1 Power	17-9
17.5.2 Water	17-9
17.5.3 Process Materials	17-9

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17.6 Comments on Recovery Methods	17-10

18.0 PROJECT INFRASTRUCTURE	18-1
18.1 Introduction	18-1
18.2 Road and Logistics	18-1
18.3 Stockpiles	18-3
18.4 Waste Storage Facilities	18-3
18.5 Tailings Storage Facilities	18-3
18.5.1 Overview	18-3
18.5.2 Design Considerations	18-4
18.5.3 Additional TSF	18-5
18.6 Water Management	18-7
18.7 Camps and Accommodation	18-7
18.8 Power and Electrical	18-8
18.9 Fuel	18-8
18.10 Water Supply	18-8
18.11 Comments on Infrastructure	18-8

19.0 MARKET STUDIES AND CONTRACTS	19-1
19.1 Market Studies	19-1
19.2 Commodity Price Projections	19-1
19.3 Contracts	19-1
19.4 Comments on Market Studies and Contracts	19-1

20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
20.1 Fekola Mine	20-1
20.1.1 Introduction	20-1
20.1.2 Environmental Studies and Consideration	20-1
20.1.3 Water Management	20-3
20.1.4 Site Monitoring	20-4
20.1.5 Mine Reclamation and Closure Considerations	20-4
20.1.6 Permitting	20-6
20.1.7 Socio-economic Setting	20-11
20.1.8 Considerations of Social and Community Impacts	20-11
20.2 Anaconda Area	20-14
20.2.1 Environmental and Socio-economic Studies and Considerations	20-14
20.2.2 Socio-economic Setting	20-15
20.2.3 No-Go Zone	20-17
20.2.4 Environmental and Socio-Economic Impact Assessment	20-17
20.2.5 Permitting	20-18

21.0 CAPITAL AND OPERATING COSTS	21-1

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21.1 Introduction	21-1
21.2 Capital Cost Estimates	21-1
21.2.1 Basis of Estimate	21-1
21.2.2 Labour Assumptions	21-1
21.2.3 Contingency	21-1
21.2.4 Mine Capital Costs	21-1
21.2.5 Process Capital Costs	21-2
21.2.6 General and Administrative Capital Costs	21-2
21.2.7 Closure Costs	21-2
21.2.8 Capital Cost Summary	21-2
21.3 Operating Cost Estimates	21-2
21.3.1 Basis of Estimate	21-2
21.3.2 Mine Operating Costs	21-2
21.3.3 Process Operating Costs	21-3
21.3.4 Infrastructure Operating Costs	21-4
21.3.5 General and Administrative Operating Costs	21-4
21.3.6 Operating Cost Summary	21-4
21.4 Comments on Capital and Operating Costs	21-4

22.0 ECONOMIC ANALYSIS	22-1

23.0 ADJACENT PROPERTIES	23-1

24.0 OTHER RELEVANT DATA AND INFORMATION	24-2

25.0 INTERPRETATION AND CONCLUSIONS	25-1
25.1 Introduction	25-1
25.2 Mineral Tenure, Surface Rights, Water Rights, Royalties/Agreements	25-1
25.3 Geology and Mineralization	25-1
25.4 Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation	25-2
25.5 Metallurgical Testwork	25-3
25.6 Mineral Resource Estimates	25-3
25.7 Mineral Reserve Estimates	25-4
25.8 Mine Plan	25-4
25.9 Recovery Plan	25-4
25.10 Infrastructure	25-5
25.11 Environmental, Permitting and Social Considerations	25-5
25.12 Markets and Contracts	25-6
25.13 Capital Cost Estimates	25-6
25.14 Operating Cost Estimates	25-6
25.15 Economic Analysis in Support of Mineral Reserve Estimation	25-6
25.16 Conclusions	25-6

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26.0 RECOMMENDATIONS	26-1
26.1 Introduction	26-1
26.2 Phase 1 Work Program	26-1
26.2.1 Fekola Mine	26-1
26.2.2 Anaconda Area	26-1
26.3 Phase 2 Work Program	26-2
26.3.1 Mineral Resource and Mineral Reserve Estimation	26-2
26.3.2 Mining Studies	26-2
26.3.3 Environmental, Social and Permitting, Anaconda Area	26-2

27.0 REFERENCES	27-1

Tables

Table 1-1: Indicated Mineral Resource Statement	1-12
Table 1-2: Inferred Mineral Resource Statement	1-12
Table 1-3: Pit Optimization Parameters	1-14
Table 1-4: Probable Mineral Reserves Statement	1-15
Table 1-5: LOM Capital Cost Estimate	1-22
Table 1-6: LOM Operating Costs	1-23
Table 4-1: Mining Titles	4-2
Table 6-1: Exploration and Development History	6-2
Table 6-2: Production History	6-5
Table 7-1: Deposit Lithologies	7-4
Table 9-1: Geochemical Sampling	9-3
Table 9-2: Geophysical Survey Programs	9-3
Table 10-1: Drill Summary Table, Drill Campaigns by Year (all drilling)	10-2
Table 10-2: Drilling that Supports the Fekola Resource Estimate	10-3
Table 10-3: 2017 Anaconda Area Resource Drilling	10-3
Table 11-1: Assay Population by Laboratory	11-4
Table 11-2: QA/QC Insertion Frequency Summary	11-6
Table 13-1: Completed Metallurgical Testwork, 2015 Feasibility Study	13-2
Table 13-2: Testwork Results Summary, 2015 Feasibility Study	13-3
Table 13-3: Completed Metallurgical Testwork, 2018 Fekola North Extension Program	13-7
Table 13-4: Testwork Results Summary, 2018 Fekola North Extension Program	13-7
Table 14-1: Capping Levels and Metal Reduction by Mineralization Domain	14-5
Table 14-2: Gold Grade Estimation Plan	14-6
Table 14-3: Conceptual Pit Shell Parameters, Fekola	14-8
Table 14-4: Anaconda Area Grade Estimation Plan	14-10
Table 14-5: Indicated Mineral Resource Statement	14-11
Table 14-6: Inferred Mineral Resource Statement	14-11
Table 15-1: Mineral Reserves Statement	15-2
Table 15-2: Pit Optimization Parameters	15-5
Table 16-1: Pit Slope Design Parameters	16-3
Table 16-2: LOM Production Schedule Summary	16-6

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Table 16-3: Equipment Requirements	16-10
Table 17-1: Key Design Parameters	17-5
Table 20-1: Permits Table	20-8
Table 20-2: Summary of Additional Permits and Authorisations Required In Support of Any Future Operations in the Anaconda Area	20-20
Table 21-1 :LOM Capital Cost Estimate	21-3
Table 21-2: LOM Operating Costs	21-5
Table 21‑3: LOM Operating Costs (Ore Processed)	21-5

Figures

Figure 2-1: Location Plan	2-2
Figure 4-1: Mineral Tenure Location Map	4-8
Figure 7-1: Regional Geology Map	7-2
Figure 7-2: Fekola Geology Map	7-5
Figure 7-3 :Fekola Composite Long Section	7-8
Figure 7-4: Fekola Cross-section	7-9
Figure 7-5: Fekola North Cross-section	7-10
Figure 7-6: Anaconda Area Geology Map	7-11
Figure 7-7: Anaconda Area Cross-Section (Mamba Zone)	7-13
Figure 9-1: Gradient Array IP Plan	9-5
Figure 9-2: Airborne Magnetic Survey (enhanced first vertical derivative)	9-6
Figure 9-3: Gravity Survey (enhanced first vertical derivative)	9-7
Figure 9-4: Fekola Regional Targets	9-10
Figure 10-1: Drill Collar Location Plan, Médinandi Exploitation License	10-4
Figure 10-2: Drill Collar Location Plan, Menankoto Sud Exploration Permit and Bantako Nord Prospecting Authorization	10-5
Figure 10-3: Geotechnical, Hydrological and Condemnation Drill Hole Location Plan	10-10
Figure 10-4: Metallurgical Sample Locations Schematic Long Section, Fekola	10-11
Figure 10-5: Anaconda Area Metallurgical Sample Location Plan	10-12
Figure 13-1: Gold Extraction Model, Fekola	13-12
Figure 13-2: Gold Residue Grade Model, Fekola North Extension	13-12
Figure 14-1: Cross Section Mineralization Zone Interpretation	14-3
Figure 15-1: Pit Phase Design	15-3
Figure 16-1: LOM Material Movement by Year Forecast (tonnes mined by phase)	16-7
Figure 16-2: Ore Milled by Grade Bin (tonnes processed)	16-7
Figure 16-3: LOM Grade and Production Forecast	16-8
Figure 17-1: Process Flowsheet	17-2
Figure 18-1: Infrastructure Layout Plan	18-2
Figure 18-2: Final TSF Layout Plan	18-6
Figure 20-1: Villages in Proximity to Menankoto Sud and Bantako Nord permits	20-16

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1.0 SUMMARY

1.1 Introduction

Mr. Tom Garagan, P.Geo., Mr. Peter Montano, P.E., Mr. John Rajala, P.E. and Mr. Ken Jones, P.E., collectively the Qualified Persons (QPs) prepared an NI 43-101 Technical Report (the Report) on the Fekola Gold Mine (Fekola Mine) for B2Gold Corp. (B2Gold).  The Fekola Mine is located west of Bamako, the capital city of the République de Mali (State of Mali or Mali).

1.2 Terms of Reference

The Report was prepared to support disclosures in B2Gold's Annual Information Form for the year ended 31 December, 2019.

This Report provides information on the current operation of the Fekola Mine, including an updated Mineral Resource and Mineral Reserve estimate, and updated mine plan.

The term "Project" is used in reference to the overall mineral tenure holdings.

Units used in the Report are metric units unless otherwise noted.  Monetary units are in United States dollars (US$) unless otherwise stated.  Mineral Resources and Mineral Reserves are classified using the 2014 edition of the Canadian Institute of Mining and Metallurgy (CIM) Definition Standards for Mineral Resources and Mineral Reserves (the 2014 CIM Definition Standards).

1.3 Project Setting

The Fekola Mine is located on the border between Mali and Senegal, about 210 km south of the city of Kayes and approximately 40 km south of the town of Kéniéba.  Access to the project site is by road from Dakar, Senegal, or Bamako, Mali.  It is approximately 450 km along the Millennium Highway from Bamako to Kéniéba, and from Dakar to Kéniéba, it is approximately 1,100 km by road.  From Kéniéba, it is 40 km on unsealed roads to the Fekola Mine.

B2Gold has constructed a purpose-built gravel airstrip adjacent the mine, and operates regularly-scheduled flights from Bamako to the mine site.

The Project is located in a sub-tropical climate area, with relatively high and uniform temperatures and distinct seasons; wet season (July to September) and the dry season (October to June).  Mining activities are conducted year-round.  Exploration activities are minimal during the period from July to September, due to the rains.

The site is characterized by various laterite plateaus that rise approximately 30-40 m above the surrounding landscape.  Overall Project elevation ranges from about 125-140 m above sea level.  A number of drainage lines dissect the property and drain from east to west.  The predominant vegetation is tropical savannah.

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There is sufficient surface area for the open pit, waste rock storage facilities (WRSFs), plant, tailings storage facility (TSF), associated infrastructure and other operational requirements for the planned life-of-mine (LOM) and mine plan (LOMP) discussed in this Report.

1.4 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The Project consists of three mining concessions, totalling 137 km2:

  Médinandi exploitation license:  75 km2 mining lease, held in the name of Fekola S.A., granted 13 February 2014 for a 30-year period; renewable for successive 10-year periods until the Mineral Reserves within the license area are exhausted.  The State of Mali holds a 20% interest in Fekola S.A., and B2Gold holds the remaining 80% interest;

  Menankoto Sud exploration permit:  52 km2 exploration permit, granted on 4 February 2014 and is in its second renewal period with an expiry date of 20 February, 2021.  The exploration permit is held in the name of Menankoto SARL, where B2Gold holds a 95% interest and a Malian company, Societe d'Ingeneirie Informatique et Exploitation SARL (S2IEM), holds 5%;

  Bantako Nord prospecting authorization:  10 km2 prospecting authorization granted on 27 November 2018 and valid until 26 November 2021, renewable once for a three-year period.  The prospecting authorization is held by Dampan Ressources, where B2Gold holds a 90% interest and a Malian company, Dioula Ressources SARL holds 10%.

All mineral titles issued after February 2012 are governed by the 2012 Mining Code and related 2012 Decrees.

With respect to Menankoto Sud exploration permit and the Bantako Nord prospecting authorization, in the event that B2Gold proceeds to the development and exploitation phase, an exploitation permit will be granted to a new exploitation company to be incorporated and be held by B2Gold, the relevant minority shareholder referred to above and the State of Mali (10% free carry interest and at the option of the State of Mali an additional 10% interest for fair value).

With respect to the Médinandi exploitation license, in August 2017, B2Gold finalized certain additional agreements with the State of Mali including the a shareholders agreement (the Fekola Shareholders Agreement), and the share purchase agreement under which the State of Mali acquired an additional 10% ownership interest for fair value in Fekola S.A (the Share Purchase Agreement).  B2Gold signed the Fekola Convention in March 2017 in the form required under the 2012 Mining Code that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali.  The Fekola Convention, as amended, governs the procedural and economic parameters pursuant to which B2Gold operates the Fekola Mine.  In August 2017, B2Gold finalized and signed an amendment to the Fekola Convention to address and clarify certain issues under the 2012 Mining Code.  The Establishment Convention will expire when the Médinandi Exploitation License expires.

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Gold and other precious metals are levied under the 2012 Mining Code at a 3% royalty rate.  There is also an additional 3% tax on gold production.  The settlement for the purchase of a 10% minority interest held by ZTS Traore (ZTS) in the Fekola project included an additional 1.65% royalty, which is due to ZTS.  The ZTS royalty is only payable on production from the Médinandi exploitation license.

Malian law provides for private individuals and companies to own surface rights under a formal titling and registration system, but in the Project area there are no private surface owners.  The State of Mali owns all surface rights in the Fekola Mine area, and no surface rights have been registered to a private entity.

Four permits were granted on 30 May 2017 by the Governor of Kayes Province relating to water abstraction, storage and discharge.  There are sufficient water rights for the LOMP.

1.5 Geology and Mineralization

The Fekola deposit is an example of a disseminated orogenic gold deposit.

The Fekola Mine is hosted within an inlier of Birimian rocks of the West African craton, termed the Kédougou-Kéniéba Inlier (KKI), located on the border of eastern Senegal, western Mali and northern Guinea.  The KKI is a greenstone belt characterized by sequences of approximately north-south-trending volcanic and sedimentary rocks, intruded at various stages by gabbroic suites and calc-alkaline granitoids.  The major greenstone units include the Mako, Dialé-Daléma, Falémé and Kofi Series rocks.  Two main crustal-scale structures; the Main Transcurrent Zone (MTZ) in the west and the Senegal-Mali Shear Zone system (SMSZ) in the east, bisect the KKI.  The Kofi Series hosts significant gold mineralization on the eastern side of the SMSZ and is the primary host to mineralization in the Project area.

Kofi Series lithologies consist of phyllite, thinly-bedded calcareous siltstone-mudstone, marble, mass flow deposits (conglomerate), metapelite and diorite sills cut by quartz-feldspar porphyry dykes and breccia zones.  The units have been metamorphosed to greenschist facies.

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Three deformation events and corresponding foliation developments control the orientation of folding, shearing and subsequent geometries of gold-bearing zones in the Project area.

Pervasive and texturally-destructive dolomite ± albite ± tourmaline alteration is spatially associated with mineralization.

The Fekola deposit, including the Fekola North Extension, has been outlined along strike for approximately 3 km, can be as much as 200 m in width and extends based on current drilling to at least 440 m depth.  Gold mineralization at Fekola is dominantly hosted within bedrock and occurs with fine-grained disseminated pyrite, commonly in association with high strain zones and fold hinges.  High-grade mineralization is concentrated in a high-grade shoot (>2 g/t Au) that plunges shallowly to the north-northwest at 14° in the south end, flattening to about 5º around the Fekola North Extension area.

The Fekola deposit remains open along strike and down plunge.  Work conducted in 2017-2019 identified narrow zones of hanging wall mineralization.  Future exploration efforts will be designed to test for additional high-grade zones along strike to the north of the Fekola deposit where narrower intersections have been encountered at shallow depths, and north-plunging mineralization south of the current pit limits, occurring as stacked lodes.

The Anaconda Area is a collective term for the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones that are situated about 20 km north of the Fekola Mine.  The majority of the mineralization delineated to date is within the Menankoto Sud exploration permit; however, the Bantako Nord prospecting authorization hosts the strike extension of the Anaconda and Mamba structures that are actively being explored.

The combined Anaconda-Adder saprolite zone extends over 5.5 km along strike and up to 500 m wide at the Anaconda zone and up to 200 m wide at the Adder zone.  Within these zones, mineralized saprolite varies from 2 m to >40 m thick, averaging 13.5 m true thickness.  Mineralization occurs as flat-lying to slightly dipping mineralized zones within saprolite and saprock, and can locally be traced into bedrock.  The Adder zone remains open along strike.  The Mamba saprolite zone extends to a kilometre along strike and is about 170 m wide, with thicknesses varying from 10 m to >100 m thick, averaging 65 m true thickness.  Sulphide mineralization has been discovered down plunge from, and continuous with, the high-grade saprolite zone.

1.6 History

Exploration prior to B2Gold's Project interest was conducted by Société Nationale de Recherches et d'Exploitation des Ressources Minières de Mali (Sonarem), Bureau de Recherches Géologiques et Minières (BRGM), the Guefest Company (Guefest), Western African Gold and Exploration S.A. (WAG), Randgold Resources Ltd. (Randgold), Colonial Resources Limited (Colonial Resources), Central African Gold plc (Central African), Songhoi Resources Sàrl (Songhoi) and Papillon Resources Limited (Papillon).  Activities included geological reconnaissance, interpretation of Landsat and aeromagnetic data, regional geological and regolith mapping, ground induced polarization (IP) geophysical surveys, airborne magnetic and electromagnetic (EM) surveys, soil, rock, and termite geochemical sampling, trenching, auger, rotary air-blast (RAB), air core, reverse circulation (RC) and core drilling, mineral resource estimates, and preliminary mining studies.

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B2Gold acquired Papillon in 2014, and has completed geological mapping, geochemical sampling, ground (gravimetric, IP and magnetic) and airborne geophysical surveys, Mineral Resource and Mineral Reserve estimates, a feasibility study (the 2015 feasibility study), and supporting geotechnical, hydrogeological, and environmental studies.  Mine construction was completed in 2017, and the first gold was poured in October, 2017.

The plant throughput was expanded from the 4 Mt/a envisaged in the 2015 feasibility study to a nominal 5 Mt/a as constructed.  In 2018, as a result of comminution studies, the throughput rate was expanded, with no plant modifications, to 5.5 Mt/a and the plant was confirmed to be able to process a nominal 6 Mt/a with no modifications to existing plant and equipment.

In early 2019, a preliminary economic assessment (PEA) was completed on the basis of Indicated and Inferred Mineral Resources to evaluate the potential economics of an upgraded plant to support a nominal 7.5 Mt/a throughput rate.  This study indicated positive project economics on the basis of the assumptions used.

During 2019, additional work, including about 47,000 m of drilling, was completed on the PEA concept in sufficient detail to support conversion of a portion of the Inferred Mineral Resources to Indicated Mineral Resources, and subsequent conversion of the Indicated Mineral Resources to Mineral Reserves following consideration of modifying factors.  The updated Mineral Reserves were incorporated into the 2019 LOMP.

The 2019 LOMP, the subject of this Report, is based on the following:  a nominal plant throughput rate of 7.5 Mt/a, which can support a planned LOM mining throughput rate of 7.75 Mt/a; an upgrade to the mining fleet to accommodate an increased mining rate; construction of a solar-powered facility to augment the existing onsite heavy fuel oil (HFO) and diesel-generating capacity; and revised capital and operating cost estimates including lower power costs and accommodation for infrastructure capital.  The plant and fleet upgrades are underway, and construction of the solar plant is on-going.  These are projected to be completed in about the third quarter of 2020.

1.7 Drilling and Sampling

Within the database are 2,969 auger drill holes (24,376 m), 1,166 RAB drill holes (24,064 m), 3,889 aircore drill holes (160,879 m), 2,733 RC drill holes (313,937 m), 246 holes pre-collared with RC collar and completed with a core tail (RC-core) drill holes (92,436 m), and 536 core drill holes (113,150 m).  These figures include 78 RC water holes (11,913 m), 151 geotechnical holes (14,944 m) and 122 condemnation holes (5,707 m).

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Core, RC-core and RC drilling supports Mineral Resource estimates at Fekola; the Anaconda Area estimate is supported by aircore, RC, and core drilling.

Drill holes are geologically logged for primary lithology, alteration, mineralization, oxidation boundaries, sample quality, veining, texture, fabric, presence of key minerals, grain size, pyrite form and percentage, alteration, breccia units, and structures and foliation.  All core is photographed, and magnetic susceptibility readings are collected.  Standard geotechnical logging on exploration and infill drill core records core recovery, fracture frequency, and rock quality designation (RQD).  Core is oriented for structural data collection.

The average core recovery is 98.2% for holes completed within the Fekola deposit area.  There does not appear to be a direct relationship between core recovery and gold grade.

Drill collars for exploration drill holes are normally surveyed using a hand-held global positioning system (GPS) instrument.  In the mine area, drill hole collars are picked up using a differential GPS (DGPS).

Depending on ground conditions, and the purpose of the drill hole, RC holes are typically surveyed at 30-50 m intervals down hole, using a Reflex down hole surveying instrument.  If the hole begins to deviate, it is surveyed at closer intervals.  Surveys for core holes are performed using a Reflex downhole survey (EZ-Track) instrument, with measurements taken at 30-50 m intervals down hole.

Most of the drill holes at Fekola are drilled at -50 to -55° to the east (N90 E) which intersects the main mineralized zone at a high angle.  The higher-grade mineralization strikes approximately north-south, is steeply-dipping at 70-80° to the west, and plunges shallowly to the north.  In general, true thicknesses are 70-80% of the sampled length.

Anaconda Area drilling is mostly drilled at -60º (to the east) to -90º which intersects higher grade mineralization at a high angle.  In general, true thicknesses are 90-100% of the sampled length.

In the opinion of the QP, the quantity and quality of the logged geological data, collar, and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation and mine planning.

In programs from 2012-2019, aircore and RC samples were collected at the drill rig, typically at 1 m intervals, through a conventional cyclone into plastic bags, then transported to either the Fekola or Menankoto sample yards.  Core sampling is generally to 1 m intervals, but is bounded by geological considerations with a minimum sampling width of >0.2 m.

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As of January 31, 2020, there are 24,250 original density determinations within the Médinandi area.  Of these, 22,170 are related to the resource update drilling.  As of the same date, there are 10,160 original density determinations that relate to the Menankoto Sud area, and 257 original density determinations that relate to the Bantako Nord area.  Rock density is determined by water immersion (Archimedes) methodology on whole or half core.  Saprolite samples are wrapped in cling wrap.

With the exception of the Fekola Mine laboratory, the analytical laboratories used to date for the Project are independent commercial laboratories.  Laboratories used include SGS Kayes, Mali (2011-2013); SGS Bamako, Mali (2013 to date); Bureau Veritas, Abidjan, Cote D'Ivoire (2017-2018); and the Fekola Mine laboratory (2017 to date).  SGS Morila is used as an umpire laboratory.  SGS Bamako holds ISO17025 accreditation.  The SGS Kayes and SGS Morila laboratories operated a quality system that SGS considered to be in line with ISO17025 requirements.  B2Gold was advised that the Bureau Veritas Abidjan laboratory is currently operating to the guidelines of ISO9001 and ISO17025 protocols.  The Fekola Mine laboratory is not accredited.

1.8 Data Verification

Data from drill logs, surface sampling logs, magnetic susceptibility meters, and density measurement logs are verified during database upload.  Quality assurance and quality control (QA/QC) data are reviewed on a continuous basis as data arrives from the assay laboratories.  The findings are summarized and published on a monthly basis.  Actions arising from the report are implemented and reviewed the following month.  Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Prior to conducting Mineral Resource estimates, the modellers and estimators review the geological models, undertake exploratory data analysis, and perform comparisons of grade in drill holes to adjacent blocks, final block model resource with previous resource models, and the final grade estimation model with different estimation techniques.

As part of site visits from 2014-2019, the QP has personally verified data supporting the estimates, including:  RC drilling and sampling procedures at the rig during drilling; core drilling at various drills and the core retrieval and handling procedures; core logging and markup procedures and protocols; core photography procedures and quality; core cutting and sampling procedures; core storage and security; density measurement and density QA/QC procedures; sample shipping and chain of custody procedures; data entry and data verification procedures; and accuracy of geological interpretations and grade interpretations on section and plan, and in geological models.

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The QP is of the opinion that the data are considered acceptable to support Mineral Resource and Mineral Reserve estimates, and can be used for mine planning purposes.

1.9 Metallurgical Testwork

Metallurgical testwork in support of plant design was completed as part of the 2015 feasibility study on the Fekola deposit primarily by SGS Lakefield, with support from Jenike & Johanson, Metso, SGS Beckley, Dawson Metallurgical Laboratory, Process Research Ortech, and FLSmidth.  These laboratories are not certified, as is normal for metallurgical testwork facilities, and are independent of B2Gold and predecessor companies.  Testwork comprised mineralogy, comminution, gravity concentration, grind/recovery, preg-robbing assessment, whole ore leach optimisation, whole ore cyanidation of variability samples at optimized leach conditions, bulk cyanidation, cyanide destruction, oxygen uptake, carbon modelling, slurry rheology, thickening and flocculation, and materials handling.

Overall, the testwork program indicated that:

  The Fekola deposit is classified as hard to very hard competency with above average grinding energy requirements and is moderate to highly abrasive.  The mill feed material is amenable to primary crushing followed by a semi-autogenous grind (SAG) mill and ball mill with pebble crushing (SABC);

  Fekola material is predominantly 'free-milling', not 'preg robbing' and is amenable to gold extraction by conventional cyanidation;

  A gravity separation circuit was not warranted for the Fekola deposit.  Instead, a carbon column adsorption circuit is included to recover dissolved gold leached in the grinding circuit to facilitate early recovery of gold, particularly during high gold head grade periods;

  The optimum leaching conditions identified are 24 hr cyanidation with 350 ppm NaCN, initial lead nitrate addition of 100 g/t, pH 10.3 to 10.5, dissolved oxygen levels of ~15 ppm and a pulp density of 45% solids (w/w).  The addition of lead nitrate and dissolved oxygen levels of 15 ppm is found to be beneficial in leach kinetics and overall recovery.  Lime and cyanide addition rates are moderate;

  The mill feed material typically yields good recoveries (87-97%).  Testwork results show a logarithmic relationship between the measured gold head grade and resulting gold extraction under optimised leach conditions at a grind size of 74 µm;

  Based on the absence of any preg robbing characteristics and very good adsorption properties, a carbon-in-pulp (CIP) circuit is selected for the Fekola process flowsheet;

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  The cyanidation tailings respond well to cyanide destruction treatment using the SO2/air process;

  The mill feed material has a thickener specific settling rate of 0.03 m2/t/d for both the leach and tailings thickener duties.

In 2018, a similar set of testwork to that conducted for the 2015 feasibility study on the Fekola deposit was completed on selected Fekola North Extension drill core samples.  The primary laboratory conducting the tests was SGS Lakefield.  In general, the samples tested were classified as hard to very hard with medium to abrasive properties.  Fekola North Extension mill feed material has similar comminution properties to the original Fekola results.  The existing comminution circuit is suitable for the Fekola North Extension material.  The response of the Fekola North Extension metallurgical variability samples to a whole ore cyanidation flowsheet using the current Fekola plant leach conditions indicated that the existing leaching circuit conditions are suitable for the Fekola North Extension area mineralization.

Metallurgical testwork on samples from the Anaconda Area is underway, with SGS Lakefield the primary laboratory.  Planned tests will include a similar testwork suite to those conducted during the 2015 feasibility study on the Fekola deposit.

Based on the metallurgical testwork, at a gold head grade of 2.50 g/t Au, the estimated gold extraction for the Fekola deposit is 93.7%.  After predicting the gold residue grade for a gold head grade of 2.50 g/t Au, the estimated gold extraction is 93.6% for the Fekola North Extension material.

Recovery data from testwork on Anaconda Area samples indicates an average gold recovery of 95% in the saprolite material.

No deleterious elements are known from the processing perspective.

1.10 Mineral Resource Estimation

1.10.1 Fekola

The Mineral Resource model for the Fekola deposit was updated by B2Gold in November 2019 to include new drilling completed since the previous resource model (October 2018) and provide an updated model for reporting Mineral Resources and Mineral Reserves and provide a model of the deposit for mine planning.

The model is a Datamine subcell model with reblocking to 5 x 10 x 5 m for Mineral Resource reporting and reblocking to 5 x 20 x 10 m for mine planning and Mineral Reserve reporting.

Models constructed include lithology, structure, pyrite, mineralization and weathering.  Densities were applied to the block model by mineralization domain for fresh rock and range from 2.74-2.81 t/m3.  Densities for overburden, gravels, saprolite and saprock range from 1.6-2.2 t/m3.  A down-hole composite length of 2 m was chosen based on the mining method and bench/flitch height.  Outlier gold grades were capped by mineralization domain.  Variograms (correlograms) were run on 2 m capped composites and modelled for each mineralization domain separately and all domains combined to evaluate spatial continuity and trends of gold mineralization.

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Mineralization domain wireframes were coded to subcells (minimum 2.5 x 5 x 2.5 m) with mineralization domains serving as hard boundaries for grade estimation.  Gold grades were estimated into blocks using 2 m capped composites for each domain.  Simplified overall orientation zones were used to control the dynamic anisotropic search.  Ordinary kriged (OK) and nearest neighbor (NN) grades were estimated into blocks, with Mineral Resources reported from the OK estimate.

The block grade estimates were validated using a combination of visual inspection, comparison of global block statistics for NN and OK models, swath plots to review potential local biases in the estimates, and comparison to grade control model results.

Resource classification was assigned based on the following:

  Measured:  No blocks assigned as Measured;

  Indicated:  55 x 55 m drill spacing.  Block with estimated grade using a minimum of two drill holes within a search with 50 m radius and a minimum of one drill hole within 27.5 m;

  Inferred:  100 x 100 m drill spacing.  Block with estimated grade using a minimum of two drill holes within a search with 97.5 m radius and a minimum of one drill hole within 50 m.

A conceptual pit shell constrains the Mineral Resource estimate.  The pit shell was run using a gold price of US$1,500/oz, metallurgical recovery of 94.0%, average operating cost estimates of US$2.27/t mined (mining), US$15.32/t processed (processing) and US$4.27/t processed (general and administrative (G&A)), selling cost of US$126.25/oz Au produced, and pit slopes angles ranging from 22-47°.

The break-even cut-off grade is 0.47 g/t Au.  Mineral Resources potentially amenable to open pit mining are stated above a 0.5 g/t Au cut-off.

1.10.2 Anaconda Area

The Mineral Resource estimate for the Anaconda Area includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock.

Models constructed include regolith and mineralization.  The average dry densities used for tonnage and contained metal estimates are 2.07 t/m3 for laterite, 1.44 t/m3 for saprolite and 1.90 t/m3 for saprock.  Outlier gold grades were capped.  Regolith (weathering intensity) and mineralization zone wireframes were coded to the block model using a minimum subcell size of 5 x 5 x 1 m.

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Gold grades were estimated with OK using 2 m capped composites.  Inverse distance weighting to the second power (ID2) and NN estimates were run as checks.  Mineralization domains were used as hard boundaries for grade estimation.  Dynamic anisotropic searching was used to control the directions of the search ellipses.

The block model estimates were checked against input composite data visually on screen and on paper plots.  Additional checks completed include swath plots, and comparison of original and declustered composites versus kriged block model results by domain.

No Measured or Indicated Mineral Resources were classified.  Inferred Mineral Resources are supported by a nominal drill hole spacing of 80 m x 80 m; however, 90% of the reported resource has been drilled to a tighter 40 m x 40 m drill spacing.

Mineral Resources are reported within a conceptual pit shell assuming a gold price of US$1,400/oz, gold recovery of 95%, mining cost of US$1.75/t, processing cost of US$8.10/t mill feed, G&A cost of US$2.75/t mill feed, selling cost of US$92.00/oz Au produced, and 35º pit slope angles.  The break-even cut-off grade is 0.27 g/t Au.  Mineral Resources are reported above a cut-off grade of 0.35 g/t Au.

1.11 Mineral Resource Statement

The Qualified Person for the Mineral Resource estimate is Mr. Tom Garagan, P.Geo, Senior Vice President, Exploration, and an employee of B2Gold.  The Qualified Person for the stockpiles estimate is Mr. Peter Montano, P.E., Project Director, an employee of B2Gold.

Indicated Mineral Resources have an effective date of 31 December, 2019, and are reported in Table 1-1 inclusive of those Indicated Mineral Resources converted to Probable Mineral Reserves.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.  Inferred Mineral Resources are provided in Table 1-2 and also have an effective date of 31 December, 2019.

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Table 1-1: Indicated Mineral Resource Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Fekola Open Pit	105,800	1.72	5,870
Stockpiles	4,800	1.19	180
Total Indicated Mineral Resources	110,600	1.70	6,050

Table 1-2: Inferred Mineral Resource Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Fekola	7,000	1.23	280
Anaconda	21,600	1.11	770
Total Inferred Mineral Resources	28,600	1.14	1,050

Notes to accompany Mineral Resource Tables:

1. The Qualified Person for the resource estimate is Mr. Tom Garagan, P.Geo., B2Gold's Senior Vice President, Exploration.

2. The Qualified Person for the stockpile estimate is Mr. Peter Montano, P.E., B2Gold's Project Director.

3. Mineral Resources have been classified using the 2014 CIM Definition Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.  For the Anaconda Area, Mineral Resources were prepared in March 2017 and have an effective date of 31 December, 2019.  For Fekola, Mineral Resources have an effective date of 31 December, 2019.

4. For Fekola, Mineral Resources are reported on a 100% basis. B2Gold holds an 80% attributable interest, the remaining 20% is held by the State of Mali.  For the Anaconda Area, Mineral Resources are reported on a 100% basis. B2Gold holds an 85% attributable interest; under the Mali Mining Code (2012), the State of Mali has the right to a 10% free-carried interest and has an option to acquire an additional 10% participating interest, and 5% is held by a third party.

5. Mineral Resource estimates for Fekola and the Anaconda Area assume an open pit mining method. For Fekola, a gold price of US$1,500/oz, a metallurgical recovery of 94.0%, and average operating cost estimates of US$2.27/t mined (mining), US$15.32/t processed (processing) and US$4.27/t processed (general and administrative) were used for pit shell generation. For the Anaconda Area, a gold price of US$1,400/oz, a metallurgical recovery of 95%, and average operating cost estimates of US$1.75/t mined (mining), US$8.10/t processed (processing) and US$2.75/t processed (general and administrative) were used for pit shell generation.

6. Mineral Resources are reported at a cut-off of 0.5 g/t Au for Fekola and at a cut-off of 0.35 g/t Au for the Anaconda Area.

7. Stockpiles: Mineral Resources in stockpiled material were prepared by Fekola mine site personnel. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control methods.

8. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

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Factors that may affect the Mineral Resource estimates include:  metal price and exchange rate assumptions; changes to the assumptions used to generate the gold cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shapes, and geological and grade continuity assumptions; density and domain assignments; changes to geotechnical, mining and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

1.12 Mineral Reserve Estimation

Mineral Reserve estimates assume open pit mining methods.  Indicated Mineral Resources within the final pit design limits were converted to Probable Mineral Reserves.

The mining cost estimates were derived from the 2020 budget, 2019 LOMP, and feasibility mining equipment productivity and cost estimates.  The estimates were compared to cost data for similar projects.  The equipment ownership costs were included in the estimates for pit optimisation purposes, considering the relatively long mine life compared to the life cycle of the equipment.

Pit optimisations were carried out using Whittle pit optimisation software.  The sequence of pit shells obtained from optimisations were analysed to define a practical mining sequence for the pit stage designs.

A gold price of US$1,350/oz was used in the pit optimizations and the calculation of the break-even cut-off grade for reserves reporting (Table 1-3).  Taxes and royalties include a 3% net revenue tax, 3% gross gold revenue special tax, 0.6% product value stamp duty, and 1.65% net revenue royalty totaling $113.88/oz Au.  The operating cash flows were discounted at 5% per annum to calculate the indicative NPV values for the comparison of optimal pit shells and production schedule options.  The assumed metallurgical recovery for the life of mine was assumed to be 94% for pit optimization and production scheduling.

1.13 Mineral Reserve Statement

The Mineral Reserve estimate for the Project reported within the ultimate pit design is presented in Table 1-4.  The Qualified Person for the estimate is Mr. Peter Montano, P.E., Project Director, an employee of B2Gold.  The estimate has an effective date of 31 December, 2019.

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Table 1-3: Pit Optimization Parameters

Parameter	Unit	Value

Gold price	$/oz	1,350
Mined tonnage	Mt/year	78.5
Processed tonnage (planned throughput rate)	Mt/year	7.75
Mining cost	$/t mined	1.67
Processing cost	$/t processed	14.12
G&A cost	M$/year	44.10
G&A mining	% of G&A	25
G&A mining	$/t mined	0.15
G&A processing	% of G&A	75
G&A processing	$/t processed	4.27
Sustaining capital cost mining	M$/year	33.26
Sustaining capital cost mining	$/t mined	0.45
Sustaining capital cost processing	M$/year	9.32
Sustaining capital cost processing	$/t processed	1.20
Whittle mining cost	$/t mined	2.27
Whittle processing cost	$/t processed	19.59
Selling cost	$/oz produced	113.88
Mining sinking rate	$/10 m bench	0.03
Processing recovery	% of contained	94.0
Cut-off grade (calculated)	g/t	0.52
Cut-off grade (applied)	g/t	0.80
Pit slopes (fresh rock)	degrees	41-47
Pit slopes (saprolite/transition)	degrees	22-34

Note:  the gold process recovery used is the recovery in the 2019 LOMP.

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Table 1-4: Probable Mineral Reserves Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Open Pit	55,400	2.29	4,080
Stockpiles	4,100	1.27	170
Total Probable Reserves	59,500	2.22	4,250

Notes to Accompany Mineral Reserves table:

1. Mineral Reserves have been classified using the 2014 CIM Definition Standards, and have an effective date of 31 December, 2019.

2. Mineral Reserves are reported on a 100% basis. B2Gold holds an 80% attributable interest; the remaining 20% interest is held by the State of Mali.

3. The Qualified Person for the reserve estimate is Peter D. Montano, P.E., B2Gold's Project Director.

4. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,350/oz, metallurgical recovery of 94%, selling costs of US$113.88/oz including royalties, average mining cost of US$2.27/t mined, average processing cost of US$15.32/t processed, and site general costs of US$4.27/t processed.

5. Reserve model dilution and ore loss was applied through whole block averaging such that at an 0.8 g/t Au cut-off there is a 0.7% increase in tonnes, a 1.7% reduction in grade, and 1.0% reduction in ounces when compared to the Mineral Resource model.

6. Mineral Reserves are reported above a cut-off grade of 0.8 g/t Au.

7. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Factors that may affect the Mineral Reserve estimates include:  changes to the gold price assumptions; changes to pit slope and geotechnical assumptions; unforeseen dilution; changes to hydrogeological and pit dewatering assumptions; changes to inputs to capital and operating cost estimates; changes to operating cost assumptions used in the constraining pit shell; changes to pit designs from those currently envisaged; stockpiling assumptions as to the amount and grade of stockpile material required to maintain operations during the wet season; assumptions used when evaluating the potential economics of Phase 8 of the Fekola pit; changes to modifying factor assumptions, including environmental, permitting and social licence to operate.

1.14 Mining Methods

The mining operations use conventional open pit mining methods and equipment, using Owner-operator mining equipment and labour.  Mining is based on a phased approach with stockpiling to bring high-grade forward and provide operational flexibility.

The geotechnical appraisal and pit slope recommendations for the LOM design were provided by Xstract Mining Consultants in 2019.  The slope design assumptions were based on prior information, new data from drilling completed in 2019, and operational observations from exposed areas in the Fekola pit to support the development of the open pit to the north and at depth.  The overall slope angles vary from 41-47° in fresh rock and 22-34° in overburden and weathered rock.

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The current operations have encountered minor to moderate seasonal inflows from pit walls at the base of the colluvial and lateritized zone and significant inflows at the base of pit starting at roughly the zero elevation.  The pit floor responds well to dewatering.

The mine production schedule involves the movement of up to a total 78.5 Mt/a of ore and waste to sustain a planned throughput rate of 7.75 Mt/a of high-grade ore, while stockpiling as much as 5.8 Mt of low-grade mineralization and 8.3 Mt of currently sub-economic mineralization.  The total tonnes mined annually are slightly over 78.5 Mt/a through 2025, then mine production tails off in the last four years as the pre-stripping of the final pit stages is completed.  The processed grade over the remaining LOM is slightly lower than the mined grade due to existing low-grade stockpiles.

The mine design is based on cutback widths between 250-450 m as guided by Whittle analysis, minimum mining width of 40 m on all benches except the floor of the ultimate pit which will have a width of 25 m, nominal road and ramp widths between 27-35 m depending on the fleet capacity utilized, and a ramp gradient of up to 10%.

The mining operations are scheduled to work 365 days in a year.  The processing plant is scheduled to operate 24 hours continuously except for planned maintenance periods.  Ore will be transported from the open pit to the ROM pad for direct tipping or stockpiling.  Although the crusher design allows for direct truck tipping, mining cost estimates assume 25% of the ROM material will be rehandled due to variations in mine production.

Waste rock storage facility (WRSF) design is based on 15 m vertical lifts with 36º faces and 30 m berms, to be dozed to 18º for closure.  Facility location and development planning are based on minimising haulage, surface water drainage and area availability.

The estimated mine life is nine years for the development of a 410 m deep ultimate pit in nine stages to support nine years of processing.

A mixed fleet of eight excavators and shovels and 73 trucks of varying size will be required to support the LOMP.

1.15 Recovery Methods

The metallurgical testwork results and information in the 2015 feasibility study provided the data to finalize the process design criteria and the Fekola mill flowsheet.  The process recovery uses conventional designs and equipment.

The process plant at Fekola is based on a robust metallurgical flowsheet designed for optimum recovery with minimum operating costs.  The flowsheet is based upon unit operations that are well proven in industry.  Following grinding and optimization tests completed in 2018, the plant was able to operate at a 6 Mt/a throughput rate with no changes to the plant or equipment.  With additional modifications to be completed by the third quarter of 2020, the plant will operate at a nominal 7.5 Mt/a throughput capacity.

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The process flowsheet consists of the following:  single-stage primary crushing; grinding consisting of a SABC circuit; carbon columns (CIC); leach circuit; cyanide destruction; tailings disposal; acid wash and elution; electrowinning and gold room; carbon regeneration; reagents make-up and distribution; air services; and plant water service.

The average annual LOM projected power requirement for the process plant is estimated to be 306,000 MW.  The process plant uses process water, reclaim water, fresh water, treated water, gland water and potable water.  Process water predominantly consists of leach thickener overflow and reclaim water make-up.  Reclaim water consists of tailings thickener overflow, decant return water from the tailings storage facility (TSF) and fresh water make-up.  Fresh water for potable water use may be sourced from dedicated potable water bores.  Reagents are conventional for gold operations.

1.16 Project Infrastructure

Surface infrastructure to support the current operations is in place, and includes:  one open pit; processing facilities (grinding and leaching facilities, along with management and engineering offices, change house, workshop, warehouse, and assay laboratory facilities); mine facilities (management and engineering offices, change house, heavy mining vehicle and light vehicle workshops, wash bay, warehouse, explosives magazine, crusher, mine access gate house, and return water pump house); administration buildings (facilities for overall site management, safety inductions, and general and administrative functions); accommodation camp; WRSFs; TSF; water management facilities:  stormwater and water storage dams, diversions, culverts; landfill facility; power generation facility; and fuel storage facilities (heavy fuel oil and diesel).

The TSF was constructed using downstream construction techniques, based on a design by Knight Piésold Pty. Ltd., Perth, Australia.  The TSF was designed to contain 62 Mt of tailings at a deposition rate of 5.0 Mt/a.  Review of the as-built and operating parameters of the TSF is on-going, to evaluate the storage capacity at the currently higher throughput rate than nameplate plant design.  Higher deposition rates are being evaluated by the Engineer-of-Record.  Preliminary results of the study indicate that TSF deposition rates above the planned throughput rate of 7.75 Mt/a are permissible.

A decant tower system was constructed to pump return water to the return water pond.  The TSF, site water storage ponds, and surface water control structures were designed to control 100-year storm events (varying duration; 24-hr, 72-hr dry annual rainfall and wet annual rainfall).

Additional tailings storage capacity will be required for the proposed processed tonnage.  The Fekola Mine is currently planned to produce a total of 82.6 Mt of tailings.  This exceeds the design capacity of 62 Mt of the existing TSF, which is expected to be reached in 2026.

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A valley to the north of the existing TSF has been identified as a potential TSF location for operations starting in 2026 through 2030.  Preliminary results of the conceptual study indicate that the basin can provide capacity in excess of the proposed processed tonnage.  More detailed analysis and design is scheduled to begin in 2021, and construction may commence as early as 2024, if the required permits have been granted.

The Fekola Mine is located in an existing natural drainage course, with an upstream catchment of 9 km2.  The site surface water management system is designed to prevent runoff from events up to and inclusive of a one-in-100-year recurrence interval storm event from entering the pit.  Water management structures include a settling pond, diversion channels, a freshwater storage pond, and sediment control structures.

Power for the Fekola Mine is generated by a dedicated power station that is a combination of heavy fuel oil (HFO) and diesel-fuelled generators located adjacent to the process plant.  The power plant has been sized to accommodate a maximum demand power draw of 29.4 MW, which is sufficient for the LOMP.  A 30 MW hybrid solar farm is under construction, and is scheduled to be online at the end of the third quarter of 2020.

1.17 Environmental, Permitting and Social Considerations

1.17.1 Fekola

An Environmental and Social Impact Assessment (ESIA) was originally completed for the Fekola Mine in 2013 (2013 Environmental and Social Impact Statement (2013 ESIS)).  This 2013 ESIS was approved by the Ministry of Environment and Sanitation on 29 April 2013.

In 2015, B2Gold completed an update of the ESIA (2015 ESIA Update) that filled gaps identified in the 2013 ESIS, reflected optimization improvement and modifications to the Project design, assessed these improvements and modifications for their potential impacts against baseline conditions in the Project area, and aligned the assessment with international standards including the International Finance Corporation (IFC) environmental and social performance standards.  Potential impacts were assessed for the various aspects characterized in the environmental and social baseline investigations.  Key areas included air quality; water; biodiversity; access to land resources; livelihood and employment; and social services/infrastructure.

Environmental Considerations

An Environmental and Social Management Plan was developed as part of the 2013 ESIS.  This Environmental and Social Management Plan has been updated to account for optimization and modification of the Project and a corresponding Environmental and Social Management and Monitoring Plan (ESMMP) was developed as part of the 2015 ESIA Update.  Specific component plans in place include:

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  Stakeholder Engagement Plan;

  Environmental Monitoring Plan;

  Water Management Plan;

  Waste Management Plan;

  Erosion and Sediment Control Plan;

  Biodiversity Strategy Framework and Biodiversity Action Plan;

Closure and Reclamation Planning

B2Gold's overall objective for mine closure is to prevent or minimize adverse long-term environmental, physical, social and economic impacts for the greater Fekola Mine area and to create stable landforms that provide self-sustaining natural ecosystems within the Project development area.

The Fekola Mine's environmental liabilities as of December 31, 2019 are estimated at approximately US$27.4 million.

The 2012 Mining Code requires mining companies to post financial security for costs associated with the mine reclamation and long-term protection of the environment relating to potential impacts from the Project.  B2Gold has reached an agreement with the Malian government to fund an escrow account based on a production basis (i.e. per tonne of material processed), and there will be an accompanying escrow agreement on how and when the funds can be used or released based on the site's evolving reclamation status and environmental liability.

Permitting Considerations

Various permits and authorizations were required for the Fekola Mine.  Key permits include the site environmental permit, environmental permit for the access road, mining permit, approval of a Community Development Plan (CDP), and approval of a Mine Closure Plan.  Numerous additional permits have also been obtained in support of operations.

Social Considerations

The communities in the area rely on land resources to make a subsistence living, primarily via small scale farming and/or artisanal mining activities.

The community that was most significantly impacted by mining operations was the village of Old Fadougou.  Although the relocation of the village was not a requirement of the Mine Construction Permit or the approved EIA, extensive engagement with government and community stakeholders led to a decision to proceed with a resettlement project.  The physical relocation of households occurred between April and June 2019 in compliance with Malian law and in line with international best practices, and was successfully conducted with close collaboration between households, authorities and B2Gold.

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1.17.2 Anaconda Area

Environmental and Socio-economic Studies

No ESIA has been completed on the Anaconda Area.  Baseline studies were conducted during 2016-2017.  Additional specialist studies are ongoing, in particular in the areas of biodiversity and environmental monitoring, focusing on groundwater and surface water quality, noise levels and air quality (particulate matter).  Four priority species were identified, and investigations are ongoing to provide information on species numbers and ranges, seasonal fluctuations and other factors.

Although no formal impact assessment study has been conducted at this time, project development will likely have positive and negative impacts in the area.  Potential impacts include, displacement of people and village infrastructure, in-migration, economic development and employment.

No-Go Zone

B2Gold received an authorization from the Government for the establishment of a No-Go Zone within the Anaconda Area.  A formal process has started to identify potential impacts in the area and to develop mitigation and compensation measures.  A Community Committee for asset survey and evaluation of impacts was formally created by the decision number 19-034/PCK dated 6 March 2019, issued by the Prefect of Kenieba.  The No-Go Zone will preclude farming, house construction and artisanal mining in the compensated area.

Permitting

Permits held are sufficient to support exploration-stage activities, and include the exploration permits and an environmental notice for fuel storage.

An environmental permit would have to be applied for from the Ministry of Environment and Sanitation on completion of an ESIA.  This permit typically has a number of stipulations in relation to air quality, soil conservation, surface and groundwater quality, noise and safety, cultural heritage, and land appropriation.

A mining permit application must include a feasibility study, a community development plan and a closure plan.  B2Gold would have to commence construction within three years of the grant of the environmental and mining permits.

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The Malian State will obtain a 10% free-carry interest in the operations when the mining permit is granted, and may elect to acquire an additional 10% interest for fair value.

1.18 Markets and Contracts

The Fekola Mine is an operating mine producing a readily-saleable commodity in the form of doré.  The doré is exported to the Metalor refinery in Switzerland.

Commodity prices used in Mineral Resource and Mineral Reserve estimates are set by B2Gold corporately.  The current gold price provided for Mineral Reserve estimation is $1,350/oz, and $1,500/oz for Mineral Resource estimation for the Fekola deposit.  The Anaconda Mineral Resource estimate uses a $1,400/oz gold price.

Major contracts currently include fuel supply, blasting explosives and accessories, and grade control drilling.  Contracts are negotiated and renewed as needed.  Contract terms are within industry norms and typical of similar contracts in Mali with which B2Gold is familiar.

The QP has reviewed commodity pricing assumptions, marketing assumptions and the current major contract areas, and considers the information acceptable for use in estimating Mineral Reserves and in the economic analysis that supports the Mineral Reserves.

1.19 Capital Cost Estimates

The Fekola Mine is a steady-state operation.  Capital costs largely comprise mining and processing equipment and rebuilds, TSF construction, small projects, and other costs for mining, processing, and site general.  Capital costs are split into sustaining capital where the costs are supporting the existing LOMP, and non-sustaining capital where the cost is for a long-term structure or external project which does not necessarily depend on the mine plan (e.g. TSF raises).

The capital cost estimate for the LOMP is included as Table 1-5.

1.20 Operating Cost Estimates

Operating costs for the Fekola Mine are based on actual site operating costs and are projected through the LOMP.

Infrastructure and other distributable costs such as power, light vehicles, maintenance, and fuel, are distributed throughout the mining, processing, and site general costs as applicable.

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Table 1-5: LOM Capital Cost Estimate

Area	LOM (US$ M)
Mining (no capital stripping)	394.4
Processing	98.3
Site general and administrative	46.0
Reclamation and closure	27.4
Total	566.1

Note:  totals may not sum due to rounding

The operating cost estimate for the LOMP is included as Table 1‑6.  The mining cost is projected to be $1.68/t mined, the process cost is estimated at $13.47/t milled, and G&A costs are anticipated to be $5.29/t milled.

1.21 Economic Analysis

B2Gold is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cash flow.

1.22 Interpretation and Conclusions

An economic analysis was performed in support of estimation of the Mineral Reserves; this indicated a positive cash flow using the assumptions detailed in this Report.

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1.23 Recommendations

Two work program phases are proposed.  The first phase work program consists of drill programs (RC and core drilling), supplemented by additional core and auger drilling in the Anaconda Area, with an approximate budget estimate of US$17 M to complete.  The second phase work program will use information from the completed drill programs to update Mineral Resource and Mineral Reserve estimates, as appropriate.  It also includes review of aspects of mine planning such as the new TSF, potential mining option scenario evaluations for the Anaconda Area, and evaluation of potential underground mining.  Phase two also envisages completion of an ESIA for the Anaconda Area.  This second phase work program is estimated at US$3.1 M.

Table 1-6: LOM Operating Costs

Area	Ore Processed (US$/t)	Gold Produced (US$/oz Au)
Mining*	13.47	219.64
Processing	14.67	239.20
Site general	5.29	86.30
Total	33.43	545.14

Note:  * Mining costs are $1.68/t mined.  Operating costs include all mining, processing, and general and administration costs including pre-stripping.  Totals may not sum due to rounding.

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2.0 INTRODUCTION

2.1 Introduction

Mr. Tom Garagan, P.Geo., Mr. Peter Montano, P.E., Mr. John Rajala, P.E. and Mr. Ken Jones, P.E., collectively the Qualified Persons (QPs) prepared an NI 43-101 Technical Report (the Report) on the Fekola Gold Mine (Fekola Mine) for B2Gold Corp. (B2Gold).  The Fekola Mine is located west of Bamako, the capital city of the République de Mali (State of Mali or Mali; Figure 2-1).

2.2 Terms of Reference

The Report was prepared to support disclosures in B2Gold's Annual Information Form for the year ended 31 December, 2019.

This Report provides information on the current operation of the Fekola Mine, including an updated Mineral Resource and Mineral Reserve estimate, and updated mine plan.

The term "Project" is used in reference to the overall mineral tenure holdings.

Units used in the Report are metric units unless otherwise noted.  Monetary units are in United States dollars (US$) unless otherwise stated.  The currency in Mali is the Communauté Financière Africaine Franc (CFAF).  Mineral Resources and Mineral Reserves are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014; the 2014 CIM Definition Standards).

2.3 Qualified Persons

The following serve as the qualified persons for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1:

  Mr. Tom Garagan, P.Geo.; Senior Vice President, Exploration, B2Gold;

  Mr. Peter Montano, P.E.; Project Director, B2Gold;

  Mr. John Rajala, P.E.; Vice President, Metallurgy, B2Gold;

  Mr. Ken Jones, P.E., Environmental and Permitting Manager, B2Gold.

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Figure 2-1: Location Plan

Atlantic Ocean
Indian Ocean
Rabat
Morocco
Algeria
Western Sahara
Mauritania
MALI
Niger
Nouakchott
Dakar
Senegal
Banjul
Gambia
Guinea-Bissau
Bissau
FEKOLA PROJECT
Bamako
Niamey
Ouagadougou
Burkina Faso
Guinea
Conakry
Sierra Leone
Freetown
Benin
Nigeria
Togo
Ghana
Côte d'Ivoire
Liberia
Monrovia
Lome
Porto-Novo
Lagos
Abidjan
Accra
Gulf of Guinea
Atlantic Ocean
0
500
kilometres
N

Fekola Project Location
Projection: Latitude-Longitude

Note:  Figure prepared by B2Gold, 2019.

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2.4 Site Visits and Scope of Personal Inspection

Mr. Tom Garagan has visited the mining operations on a number of occasions since 2014.  His most recent site visit was from 21-23 October, 2019.  During the visits he inspected selected drill core, the open pit mining operations, toured the mill facilities, viewed infrastructure, and discussed aspects of geology, exploration and mining practices with site staff.

Mr. Peter Montano has visited the site numerous times, most recently from 19-25 October, 2019.  During these visits Mr. Montano visited the active mining areas including the open pit, waste rock storage facilities (WRSFs), ore stockpiles, and run-of-mine (ROM) pad.

Mr. John Rajala has visited the mining operations on a number of occasions, most recently from 10-16 January, 2020.  During the most recent site visit, Mr. Rajala inspected the process plant, reviewed the current process plant operation and mill expansion plans with the management and metallurgical groups, reviewed the progress with the plant expansion, and reviewed ongoing site projects.  He also toured the tailings storage facility (TSF) and inspected the progress with the solar farm installation.

Mr. Ken Jones visited the Fekola operation from 7-16 February, 8-20 August, 2018, and 24 February-6 March, 2019.  His most recent visit was from 3-16 March, 2020.  During the site visits, Mr. Jones viewed the TSF, WRSFs, ancillary facilities and surrounding area, and discussed with staff improvements to the health, safety and environmental management systems and performance including audits by external experts.  Mr. Jones also provided review and direction in support of technical study in such areas as progressive rehabilitation, surface water management, and mine materials geochemistry.  Mr. Jones provided input into the development of the closure cost estimate.

2.5 Effective Dates

There are a number of effective dates pertinent to the Report, as follows:

  Database close-out date for the Fekola Resource estimate:  20 October, 2019;

  Effective date of the Mineral Resource estimate for Fekola: 31 December, 2019;

  Effective date of the Mineral Resource estimate for the Anaconda Area: 31 December, 2019;

  Effective date of the latest information on ongoing drill programs: 31 January, 2020;

  Effective date of the Mineral Reserve estimate:  31 December, 2019.

The overall Report effective date is taken to be the date of the Mineral Reserve estimate, and is 31 December, 2019.

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2.6 Information Sources and References

Reports and documents listed in Section 3 and Section 27 of this Report were used to support preparation of the Report.  Additional information was provided by B2Gold personnel as requested.  Supplemental information was also provided to the QPs by third-party consultants retained by B2Gold in their areas of expertise.

Information pertaining to surface rights, royalties, environmental, permitting and social considerations, marketing and taxation were sourced from B2Gold experts in those fields as required.

2.7 Previous Technical Reports

B2Gold has previously filed the following technical reports on the Project:

  Garagan, T., Montano, P., Jones, K., and Rajala, J., 2019:  Fekola Gold Mine, Mali, NI 43-101 Technical Report:  technical report prepared by B2Gold, effective date 26 March, 2019;

  Garagan, T., Montano, P., Lytle, W., Jones, K., Hunter, S. and Morgan, D., 2015:  NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali:  technical report prepared by B2Gold and Lycopodium Minerals Pty Ltd for B2Gold, effective date 30 June, 2015;

  Garagan, T., Lytle, W., Johnson, N., Kaye, C., Tschabrun, D., Wiid, G., and Coetzee, S., 2014:  Fekola Gold Project, Mali, NI 43-101 Technical Report on Preliminary Economic Assessment:  technical report prepared by B2Gold, MPR Geological Consultants Pty Ltd, Mine and Quarry Engineering Services Inc, and Epoch Resources Pty Ltd for B2Gold, effective date 3 June, 2014.

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3.0 RELIANCE ON OTHER EXPERTS

This section is not relevant to this Report.

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4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Introduction

The Fekola Mine is located on the border between Mali and Senegal, about 210 km south of Kayes and approximately 40 km south of the city of Kéniéba.  The mine is situated at UTM-WGS84 1,387,300 N, 242,200 E.

4.2 Property and Title in Mali

4.2.1 Mineral Title

2012 Mining Code

Mineral titles issued after February 2012 are governed by the 2012 Mining Code and related 2012 Decrees:

  Law No 2012-015 of 27 February, 2012, relating to the 2012 Mining Code;

  Decree No 2012-311/P-RM of 21 June, 2012, pertaining to the application of the 2012 Mining Code;

  Decree No 2012-490/PM-RM of 7 September, 2012, pertaining to the approval of the model prospecting, exploration, and mining agreement to be entered into between mineral title applicants and the State of Mali;

  Decree No 2012-717/PM-RM of 20 December, 2012, pertaining to the operating and management of a fund to finance exploration, training, and promotion of mining activities.

The 2012 Mining Code and related 2012 Decrees are in force and have superseded the pre-existing 1999 Mining Code and related 1999 Decrees.  However, some aspects are still governed by the 1999 mining legislation for existing titles.

The State owns all of the mineral rights and the Mines Minister has the final responsibility for the administration of mining activity, although the Minister is assisted by, and delegates certain powers to, the Direction Nationale de la Geologies et des Mines (DNGM).

The Mining Code defines six types of mining titles (Table 4-1).  Title holders must pay fixed fees for the grant, assignment, transfer, and renewal of mining titles, as well as annual surface rights.  These fees are set out in the 2012 Mining Regulations.

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Table 4-1: Mining Titles

Title Type	Comment
Exploration Authorization (autorisation d'exploration)

May be granted for a three-month period, and is non-renewable. The maximum surface covered by this authorization is determined by the Director of Mines depending on the substances and the region at stake.  The grant decree sets out the commodity types that can be explored for.  It is possible to have overlapping permits for different commodities.  The authorization cannot be transferred to third parties by any means

Prospecting Authorization (autorisation de prospection)

May be granted for a three year-period.  It can be renewed once without a size reduction.  The maximum size is restricted to 10 km2.  As with the exploration authorization, the decree sets out the commodities that the permit pertains to.  It is possible to have overlapping permits for different commodities.  The authorization can be transferred to third parties by inheritance or cession under certain conditions established by the 2012 Mining Code.  Regular work program reports are required to be provided to the DNGM.

Exploration Permit (permis de recherche)

Under the 2012 Mining Code an exploration permit is granted by order of the Minister of Mines for a period not exceeding eight years, with an initial period of three years, renewable twice, and each renewal period not exceeding two years.  The 2012 Mining Code has provision for extending the second renewal for a year, if this is needed in order to complete a feasibility study.  The maximum surface covered by this authorization is specified in the corresponding authorizing order. The maximum size of a gold exploration permit is specified in a decision of the Minister of Mines and is restricted in the region where B2Gold operates to 100 km2.  The decree sets out the commodities that the permit pertains to.  It is possible to have overlapping permits for different commodities.  The authorization can be transferred to third parties by inheritance or cession under certain conditions established by the 2012 Mining Code.  Regular work program reports are required to be provided to the DNGM.

Mining License or Exploitation License (permis d'exploitation),

May be granted to the holder of an exploration permit or an authorization of prospection for a 30-year period, renewable for successive 10-year periods until the mineral reserves within the license area are exhausted.  The holder of the exploitation license under the 2012 Mining Code is required to begin construction within three years of the issuance of the license.  The license holder must notify the Administration in Charge of Mines of its intention to begin exploitation, and must mention any significant changes in key parameters of the feasibility study.  If the changes impact the completion time and the viability of the proposed operation then the license holder must submit a new feasibility study.  The Malian State has a 10% carried interest that cannot be diluted by future capital contributions.  The State reserves the right to increase its participation in the future by an additional 10%. Such a license can be transferred to third parties by inheritance or cession under certain conditions established by the 2012 Mining Code.

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Small-Scale Mining Authorization (autorisation d'exploitation de petit mine)

May be granted to the holder of an exploration permit or an authorization of prospection for a four-year period, renewable for successive four-year periods until the mineral reserves within the license area are exhausted.  Such a permit can be transferred to third parties by inheritance or cession under certain conditions established by the 2012 Mining Code

Artisanal Mining Authorization (autorisation d'exploitation artisanale),

May be granted to Malian citizens or Malian entities fully owned by Malian citizens for a maximum three-year period, renewable for successive maximum three-year periods until the mineral reserves within the license area are exhausted

2019 Mining Code

A new Mining Code was adopted by the Council of Ministers in September 2019, but the status and enforceability of the 2019 Mining Code remains unclear to date.  Drafting of the related application decrees and associated regulations for the 2019 Mining Code are also still in progress.  The Fekola Mine and related properties continue to be governed by the 2012 Mining Code.

4.2.2 State Participation

The Malian Government retains a right to a 10% non-dilutable free-carried interest in the capital of a company holding an exploitation license, in addition to an option to acquire another 10% for fair value.  The 2012 Mining Code introduced an option for domestic private investors to acquire for cash at least 5% of the shares of the exploitation company, under the same conditions as other private shareholders.  The conditions for the exercise of such right by Malian private investors and the exact obligations of a mining operator have not been specifically set out in either the 2012 Mining Code or the 2012 Mining Regulations.

4.2.3 Surface Rights

Mineral titles do not include any rights over the use of the soil.  If the surface owner refuses the authorization to conduct exploration or other mining activities to a permit holder then such authorization can be legally enforced following payment of adequate compensation.  If the normal land use becomes impossible due to exploration or mining activities, then the surface owners could force the holder of the mineral permit to acquire the property.

For exploration permits, the 2012 Mining Code requires that a holder obtains consent to work the ground from local landholders, respects local communities' access and rights of way, contributes to the improvement of health, sanitation and education infrastructure, as well as implementing recreational facilities for community and employee use.

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For exploitation licenses, the 2012 Mining Code requires that a holder obtains consent to work the ground from local landholders, pays for resettlement and relocation of communities if needed, contributes to the improvement of health, sanitation and education infrastructure.  The holder is also expected to implement recreational facilities for community and employee use, repair any damages arising to infrastructure from mining activities, and observe restrictions on mining activities within defined proximity limits of water wells and other infrastructure.

4.2.4 Environmental

Under the 2012 Mining Code, the holder of an exploitation license is subject to the conditions specified in an associated Environmental Permit based on an environmental and social impact assessment.

A Rehabilitation and Mine Closure Plan is submitted as part of the application for the exploitation licence application.  Rehabilitation and security work specified in the Plan must be guaranteed by funds held in an escrow account opened with a recognized bank.

The Rehabilitation and Mine Closure Plan provided by the 2012 Mining Code must be renewed every five years.  To the extent that the project changes due to exploration success, technical efficiencies, commercial or other factors, then the units of production funding rate per tonne processed and the cumulative amount to be funded over the mine life in the escrow account shall be adjusted to reflect the new cumulative amount stipulated in the revised Rehabilitation and Mine Closure Plan.  Any amount funding the escrow account will be tax deductible as at the date of its transfer to the escrow account for income tax (or any equivalent tax) purposes.  The funds can only be used during the term for reclamation and closure purposes.

The 2012 Mining Code imposes continued civil liability on the holder of an exploitation license in respect of damages or accidents caused by old equipment, even after the closure of the mine and issuance of an environmental discharge.

There is also a requirement that the license holder reports annually on the effect of mining activities on the use of the land, the environment and the health of the population.

4.2.5 Water

Legislation relating to access to water resources is governed by Law No. 02-006 of 31 January 2002 pertaining to the water code.  The Interministerial Order No. 07- 1099/MMEE-MEA-MA-MEP-MATCL-SG, dated 4 May 2007, sets the conditions for using water resources.

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4.2.6 Taxation

Capital gains taxes are 10% on transfer of mining titles to third parties under the 2012 Mining Code.

If no capital gains are payable, then a tax that is equivalent to 2% of the costs of works performed (for research permits and prospection authorizations) and 1% of the value of the project as per a completed feasibility study (for exploitation licenses and exploitation authorizations) is payable upon the assignment of the project to a third party.

Value added tax (VAT) is payable in Mali; however, the 2012 Mining Code has a provision that exploitation license holders have a three-year VAT exemption period.

The Industrial and Commercial Profits tax (IBIC-IS) or company tax is 30%.  For exploitation license holders, there is a 15-year period from the start of production where the corporate income tax is reduced to 25%.

Holders of an exploitation license that produce, in one year, more than 10% of the expected quantity fixed in the annual production program approved by their shareholders' general assembly are liable for additional taxes on such excess production.  This consists of standard taxes and rights applying to operations and results relating to overproduction.

A special tax on certain products (Impôt Spécial sur Certains Produits or ISCP), based on turnover exclusive of VAT, also applies and is based on the Mining Group assignment.  For a gold project, the applicable ISCP rate in force upon enactment of the 2012 Mining Code is 3%.

4.2.7 Royalties

The 2012 Mining Code introduced an ad valorem tax applicable to all substances, the taxable basis of which is the square-mine value (valeur carreau mine) of extracted substances, exported or not, minus intermediary fees and expenses.  The tax rate is based on specified Mining Groups.

Gold and other precious metals are levied at a 3% royalty rate.

4.2.8 Fraser Institute Survey

B2Gold has used the Investment Attractiveness Index from the 2019 Fraser Institute Annual Survey of Mining Companies report (the Fraser Institute survey) as a credible source for the assessment of the overall political risk facing an exploration or mining project in Mali.

B2Gold has relied on the Fraser Institute survey because it is globally regarded as an independent report-card style assessment to governments on how attractive their policies are from the point of view of an exploration manager or mining company, and forms a proxy for the assessment by industry of political risk in Mali from the mining perspective.

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The Fraser Institute annual survey is an attempt to assess how mineral endowments and public policy factors such as taxation and regulatory uncertainty affect exploration investment.

Overall, Mali ranked 68 out of 76 jurisdictions in the attractiveness index survey in 2019; 65 out of 76 in the policy perception index; and 70 out of 76 in the best practices mineral potential index.

4.3 Project Ownership

The Médinandi exploitation license, which hosts the Fekola Mine, was initially held in the name of Songhoi Resources SARL (Songhoi). B2Gold initially acquired a 90% interest in Songhoi through the acquisition of Papillon Resources Pty. Ltd. (Papillon) in October 2014 and purchased the remaining 10% non-controlling interest in Songhoi held by Mani SARL through a subsequent transaction in January 2015.

Fekola S.A., the Malian exploitation company that holds the Médinandi exploitation license, was incorporated on March 17, 2016 and merged with Songhoi in December 2016.  As required under the 2012 Mining Code, B2Gold contributed a 10% free carried non-dilutable interest in Fekola S.A. to the State of Mali.  Under the 2012 Mining Code, the State of Mali also had the option to purchase an additional 10% participating interest in Fekola S.A., which it exercised.  As a result, the State of Mali holds a 20% interest in Fekola S.A., and B2Gold holds the remaining 80% interest.

Fekola S.A. is a limited liability company (société anonyme) that is duly incorporated with the Trade and Property Credit Register (Registre du Commerce et du Crédit Mobilier or RCCM) and validly exists under the laws of Mali.  The company's purpose is to conduct exploration and mining activities in Mali and overseas.  The company is managed by a general manager (directeur général), and one or more deputy general managers (directeur général adjoints), under the direction of a board of directors with five directors appointed by B2Gold and two by the State of Mali.

The exploration permit (Menankoto Sud) is held by Menankoto SARL, where B2Gold holds a 95% interest and a Malian company, Societe d'Ingeneirie Informatique et Exploitation SARL (S2IEM), holds 5%.

The prospecting authorization (Bantako Nord) is held by Dampan Ressources, where B2Gold holds a 90% interest and a Malian company, Dioula Ressources SARL holds 10%.

For both the exploration permit (Menankoto Sud) and the prospecting authorization (Bantako Nord), the State of Mali will have the same rights in terms of ownership in any future exploitation company (10% free carried non-dilutable interest, and the option to purchase an additional 10% participating interest for fair value).

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4.4 Fekola Mine Establishment Convention

B2Gold signed the Fekola Convention in March 2017 in the form required under the 2012 Mining Code that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali.

In August 2017, B2Gold finalized and signed an amendment to the Fekola Convention to address and clarify certain issues under the 2012 Mining Code.  The Fekola Convention, as amended, governs the procedural and economic parameters under which B2Gold operates the Fekola Mine.

The Fekola Convention will expire when the Médinandi exploitation license expires.

4.5 Fekola Mine Agreements

In August 2017, B2Gold finalized certain additional agreements with the State of Mali including the Fekola Shareholders Agreement, the Share Purchase Agreement and an amendment to the Fekola Convention to address and clarify certain issues under the 2012 Mining Code.

The Fekola Shareholders Agreement and the Share Purchase Agreement for the purchase of the additional 10% of Fekola S.A. were signed by the relevant Malian government ministers in August 2017.  The participation of the State of Mali in Fekola S.A. for a total of 20% was approved by the Malian Council of Ministers Mali, through an ordinance and a decree of the Council of Ministers, signed by the President of Mali in August 2018.

In light of such approval, B2Gold transferred ownership of 20% of Fekola S.A. to the State of Mali.  The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola S.A.  The second fully participating 10% of the State of Mali's interest entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to B2Gold for its 80% interest.

4.6 Mineral Tenure

The Project consists of three mining tenements, totalling 137 km2.

A 75 km2 mining lease (the Médinandi exploitation license; Figure 4-1) was granted over the former Médinandi exploration permit area on 13 February 2014, under permit number 0070/PM-RM.

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Figure 4-1: Mineral Tenure Location Map

Atlantic Ocean
MALI
kilometres
SENEGAL
MALI
Samankoto
Diaulafandou
Bantako North
Menankoto
Menankoto South
Fintiba
Medinandi
Medinandi
New Faraugou
Bafeto
Betakili
Villages
Road
Major River
Resource Pit Dec 2019
Anaconda Zone
International Border
Tenement Outline
Projection: UTM Zone 29N WGS 84
kilometres

Note:  Figure prepared by B2Gold, 2020.

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The requirements to maintain the license included construction of the mine as planned, which has occurred.  In addition, there are requirements for payment of certain nominal annual fees and filing of various standard reports.

B2Gold-affiliated companies hold one exploration permit (Menankoto Sud) and one prospecting authorization (Bantako Nord) within close proximity to the Médinandi tenement (refer to Figure 4-1).  Menankoto Sud and Bantako Nord are held by Menankoto SARL and Dampan Ressources SARL respectively (refer to Section 4.3).

The Menankoto Sud exploration permit is 52 km2 in area and is located approximately 13 km to the north of the Médinandi exploitation license.  The permit was granted on 4 February 2014, and has been renewed twice, with the current expiry date being 20 February 2021.  Minimum expenditures are required to maintain the permit, and comprise CFAF 65.4 M in Year 1, CFAF 210.5 M in Year 2, and CFAF 287 M in Year 3, for a total required expenditure commitment of CFAF 562.9 M.  The minimum expenditures for the first and second periods have been met and the permit has been renewed.

The Bantako Nord prospecting authorization is 10 km2 in area and is located north and immediately adjacent to the Menankoto Sud exploration permit.  The prospecting authorization was granted on 27 November 2018 and is valid until 26 November 2021, renewable once for a three-year period.  Minimum expenditures are required to maintain the prospecting authorization, and comprise CFAF 29 M in Year 1, CFAF 70 M in Year 2, and CFAF 174 M in Year 3, for a total required expenditure commitment of CFAF 273 M.

B2Gold has additional tenure holdings in Mali, which are at a grassroots exploration stage.  These tenements are not considered part of the Project as defined due to their distance from the Médinandi exploitation license; the distances being such that there is no likelihood of shared infrastructure with the Fekola Mine.

4.7 Surface Rights

Malian law provides for private individuals and companies to own surface rights under a formal titling and registration system, but in the Project area there are no private surface owners.  The State of Mali owns all surface rights in the Fekola Mine area, and no surface rights have been registered to a private entity.

Subsistence farmers typically use the land under a customary use and lineage system where no formal title has been registered but the land is allowed to be used.  This recognition is tacit, and the Malian Government can appropriate the land as it sees fit.

4.8 Water Rights

The following permits were granted on 30 May 2017 by the Governor of Kayes Province relating to water abstraction, storage and discharge:

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  Declaration 0710: Authorization to pump water from drill holes for processing and potable uses;

  Declaration 0711:  Authorization to pump water from the Falémé River;

  Declaration 0712:  Approval and authorization of the water storage dams;

  Declaration 0714:  Approval and authorization of water diversion canal.

The permits are valid for the life of the mine.

4.9 Royalties and Encumbrances

Royalties payable to the State of Mali are outlined in Section 4.2.7.

The settlement for the purchase of a 10% minority interest held by ZTS Traore in the Fekola project included an additional 1.65% royalty, which is due to ZTS.  This royalty is only payable on the Médinandi exploitation licence area.

4.10 No-Go Zone

A "No-Go Zone" with an area of 23.5 km2 was negotiated by B2Gold's predecessor company Papillion, and compensated to the local community, culminating in decree number 13-008/PCK dated 11 March, 2013 being issued by the Prefect of Kéniéba.  The No-Go Zone precludes farming, house construction and artisanal mining in the compensated area for the duration of the Médinandi exploitation license.

A No-Go Zone was applied for in respect of the Menankoto Sud exploration permit which covers the Anaconda Area and related mineralized zones.  The physical process has been completed, and stakeholders have been compensated following extensive engagement.  Formal approval by the government of completion of the No-Go Zone is pending.

4.11 Permitting Considerations

Permitting considerations for operations are discussed in Section 20.

4.12 Environmental Considerations

Environmental and closure considerations for operations are discussed in Section 20.

4.13 Social License Considerations

Social licence considerations for operations are discussed in Section 20.

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4.14 Comments on Property Description and Location

The QP notes the following.

The 2012 Mining Code will continue to apply to the Médinandi exploitation license in all respects, and the advent of the 2019 Mining Code will have no material impact on the Fekola operations.

With respect to Menankoto Sud exploration permit and the Bantako Nord prospecting authorization, in the event that B2Gold proceeds to the development and exploitation phase, an exploitation permit will be granted to a new exploitation company to be incorporated and be held by B2Gold, the relevant minority shareholder, and the State of Mali (10% free carry interest and at the option of the State of Mali an additional 10% interest for a fair value).

Environmental liabilities associated with the Project are those expected to be associated with an operating open pit mine and active exploration projects in Mali.

To the extent known to the QP, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the Project that have not been discussed in this Report.

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5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 Accessibility

The Fekola Mine is located within the Kayes Region, in southwestern Mali, on the western border of Mali with Senegal.  The mining operation is situated about 210 km south of Kayes and about 40 km south of the city of Kéniéba.

Access to the project site is by road from Dakar, Senegal or Bamako, Mali.  It is approximately 450 km along the Millennium Highway from Bamako to Kéniéba, and from Dakar to Kéniéba it is approximately 1,100 km by road.  From Kéniéba, it is 40 km on unsealed roads to the Fekola Mine.

B2Gold has constructed a purpose-built gravel airstrip adjacent the mine.  B2Gold operates regularly scheduled flights from Bamako to the mine site.

5.2 Climate

The Project is located in a sub-tropical climate area, with relatively high and uniform temperatures and distinct seasons; wet season (July to September) and the dry season (October to June).  There is a large variability in average annual rainfall.  The mean total annual rainfall measured at Kéniéba Station, located 38 km north of the Project, was 1,086 mm over 44 years.  A meteorological station within the Fekola Camp has shown a close correlation to the data from Kéniéba.

The temperatures in the region vary by season, with a mean annual temperature of approximately 28°C.

Mining activities are conducted year-round.  Exploration activities are minimal during the period from July to September, due to the rains.

5.3 Local Resources and Infrastructure

Infrastructure that has been constructed to support mining activities is discussed in Section 18.

5.4 Physiography

The site is characterized by relatively flat laterite plateaus that rise approximately 30-40 m above the surrounding landscape, and generally drain to the west.  At the edge of the laterite plateaus, the topography is relatively steep in comparison to the general site topography.  Overall Project elevation ranges from 125-140 m above sea level.

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A number of drainage lines dissect the Project area and drain from east to west.  The Falémé River flows in a northerly direction, although it displays river meanders in the area where the Fekola deposit is located.

The predominant vegetation is tropical savannah.

5.5 Comments on Sufficiency of Surface Rights

The QP notes the following.

The mining license provides the license holder with exclusive access and use of the Project area.  This does not give the license holder ownership of the land, but does make the land available for construction, operational and infrastructure needs.

The State of Mali owns all surface rights in the Fekola Mine area, and no surface rights have been registered to a private entity.  Surface rights have been made available to the operation.

There is sufficient surface area for the open pit, waste rock storage facilities, plant, tailings storage facilities, associated infrastructure and other operational requirements for the planned life-of-mine (LOM) and LOM plan (LOMP) discussed in this Report.

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6.0 HISTORY

6.1 Project History

A summary of the exploration and development history is provided in Table 6-1.

6.2 Production

There is no known commercial production from the Fekola area prior to B2Gold.

B2Gold declared commercial production from the Fekola open pit in November, 2017.  Production to 31 December, 2019 is summarized in Table 6-2.

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Table 6-1: Exploration and Development History

Company/Entity	Date	Comment
Prospector	1954-1955	Documentation of activities not available to B2Gold
Société Nationale de Recherches et d'Exploitation des Ressources Minières de Mali (Sonarem)	1962-1970

Appears to have included geological mapping, reconnaissance trenching and surface sampling, auger and core drilling, geophysical surveys.  BRGM reportedly undertook a resource estimate.  Work is not broken out in the information available as to which companies performed which activity. The programs identified a 10 km2 zone which contained five gold anomalies related to a well-defined structural feature.  The two largest zones, noted as II and III, were considered to be potentially economic.  The Médinandi gold deposit was interpreted to host three mineralized zones, oriented north-south and northeast-southwest, over an area of 1,200 m x 3.3 m.

Bureau de Recherches Géologiques et Minières (BRGM)	1975-1982
The Guefest Company (Guefest)	1992-1996
Western African Gold and Exploration S.A. (WAG)	1997-1998

Regional mapping, ground induced polarization (IP) surveys, trenching, soil and termite geochemical sampling, auger and reverse circulation (RC) drilling, and resource estimates for the Fadougou Main Zone

Randgold Resources Ltd. (Randgold)	1998-2001

Interpretation of Landsat and aeromagnetic data, geological and regolith mapping, regional geochemical soil and rock, compilation of data from previous work, and updated mineral resource estimate for the Fadougou deposit.

Central African Gold plc (Central African)/Songhoi Resources Sàrl (Songhoi)	2006-2009

Mapping, soil geochemical surveys, IP and airborne magnetic and EM surveys over the project area, together with RC and core drilling (130 holes) over the Médinandi and Fadougou zones; updated resource estimate at Fadougou

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Company/Entity	Date	Comment
Colonial Resources Limited (Colonial Resources)/ Papillon Resources Limited (Papillon)/Songhoi	2010

110 RC holes (13,081 m) at Fadougou, Fekola and Tintiba; 162.9 line km of geophysical surveys; 300 termite samples from mounds located between Médinandi and Betakili; 114 RC holes (14,211 m) on 14 prospects around Fadougou and Fekola; 122 RAB holes (3,065 m) at Fekola.

	2011

Resistivity survey for underground potable water; pole-dipole ground geophysics, 17 east-west-oriented lines, with stations on 160 x 1,600 m spacing at Fekola; 1,546 soil samples at Médinandi East, Fadougou East, Fekola East; 107 aircore holes (1,782 m) at Betakili; 986 RAB holes (20,100 m) at Fadougou East, Fadougou NE, Fadougou ESE, and Betakili; 181 RC holes (12,449 m) at Fadougou E, Fadougou SE, Fadougou Central, Fekola; 14 core holes (2747.5 m) at Fekola.

	2012

1,132 soil samples at Médinandi north; ground geophysical surveys northwest of Médinandi and at Fekola; test gravimetric survey; collection of metallurgical samples for testwork; road access, camp and electrical supply upgrades; installation of automatic weather station; condemnation and sterilization drilling (59 holes for 6,325 m at Fadougou and Fekola); water bore drilling; LiDAR survey; geotechnical and environmental studies; 81 RC holes (10,271 m) at Fadougou SE and Fekola; 179 core holes (45,452 m); completion of a scoping-level study.

	2013-2014

Ground gravimetric test survey at Fekola north; road access and camp upgrades; continuation of environmental and geotechnical studies (including 20 core holes, 15 RC holes and 48 pits completed for geotechnical purposes); 18 holes (1,262 m) of hydrological drilling; one batch of 669 core samples (approximately 964.8 kg) and second batch of 822 core samples (approximately 1,219.3 kg) collected and prepared for additional metallurgical testwork; 37 core holes (11,768 m) at Fekola, project-wide drilling, including geotechnical holes totalling 274 holes (31,414 m) at Fekola and Fadougou SE; receipt on site of the run-of-mine laboratory equipment and container; completion of a pre-feasibility study; environmental permit granted. Updated resource estimates.

Water sampling; 84 exploration drill holes (7,902 m); four geotechnical drill holes and 62 test geotechnical pits completed in the proposed TSF and plant areas, additional geotechnical work in the area of the east wall of the proposed pit, packer testing; XRF analysis of selected core intervals from five core holes; magnetic susceptibility measurements on 18 RC holes (5,940 samples); commencement of studies in support of detailed design; grant of exploitation license. Resource estimate for Fekola Satellites (Fadougou) updated.

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Company/Entity	Date	Comment
B2Gold	2014 to date

Completed 2015 feasibility study, continued exploration activities including geochemical sampling and drilling.  A total of 8,563 drill holes (485,332 m) were completed between 2014 and 31 January, 2020.  Formed Fekola S.A. to hold the Fekola project interest.  Signed Mining Convention in 2016.  The plant throughput was expanded from the nominal 4 Mt/a envisaged in the 2015 feasibility study to a nameplate 5 Mt/a as constructed.  Completed the construction of the Fekola mill and commenced ore processing at the Fekola Mine in September 2017, more than three months ahead of schedule and on budget.  First gold pour October 7, 2017.

Updated LOMPs for the deposit in 2017-2018; updated Mineral Resource and Mineral Reserve estimates for Fekola.  First-time estimate of Mineral Resources for the Anaconda Area in 2017.

Completed comminution studies in support of throughput expansion; plant throughput expanded to 5.5 Mt/a in 2018; and confirmed the plant is able to process 6 Mt/a with no modifications to existing plant and equipment.  Conducted internal mining studies using potential expansions to nominal 7.5 Mt/a and 10 Mt/a capacities; the nominal 7.5 Mt/a became basis for a preliminary economic assessment (PEA) using Indicated and Inferred Mineral Resources.  This study indicated positive project economics on the basis of the assumptions used.

During 2019, additional work, including about 47,000 m of drilling, was completed on the PEA concept in sufficient detail to support conversion of a portion of the Inferred Mineral Resources to Indicated Mineral Resources, and subsequent conversion of the Indicated Mineral Resources to Mineral Reserves following consideration of modifying factors.  Updated Mineral Resource and Mineral Reserve estimates in 2019 for Fekola.  The updated Mineral Reserve estimates were incorporated into the 2019 LOMP.

The 2019 LOMP, the subject of this Report, is based on the following:  a nominal plant throughput of 7.5 Mt/a, which can support a planned LOM mining throughput rate of 7.75 Mt/a; an upgrade to the mining fleet to accommodate an increased mining rate; construction of a solar-powered facility to augment the existing onsite heavy fuel oil (HFO) and diesel-generating capacity; and revised capital and operating cost estimates including lower power costs and accommodation for infrastructure capital.  The plant and fleet upgrades are underway, and construction of the solar plant is on-going.  These are scheduled to be completed in about the third quarter of 2020.

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Table 6-2: Production History

Period	Mill Feed (Mt)	Mill Feed Grade (g/t Au)	Mill Recovery (% Au)	Gold Production (oz Au)
2017	1.2	3.04	95.4	111,450
2018	5.6	2.58	94.7	439,068
2019	6.98	2.16	94.2	455,810

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7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology

The Fekola Mine is hosted within an Inlier of Birimian (2,200 to 2,050 Ma) rocks of the West African craton, located on the border of eastern Senegal, western Mali and northern Guinea (Figure 7-1).  The inlier is unconformably overlain to the north, east and south by Neoproterozoic (1,000 to 540 Ma) cliff-forming, flat-lying sandstones of the Taoudeni basin (Masurel et al., 2017) and bound to the west by the Hercynian (320 to 270 Ma) Mauritanide orogenic belt.

This window into the underlying Birimian rocks is termed the Kédougou-Kéniéba Inlier (KKI).  The KKI is a greenstone belt characterized by sequences of approximately north-south-trending volcanic and sedimentary rocks, intruded at various stages by gabbroic suites and calc-alkaline granitoids (Diene et al., 2015).  Two main crustal-scale structures; the Main Transcurrent Zone (MTZ) in the west and the Senegal-Mali shear zone system (SMSZ) in the east bisect the KKI (refer to Figure 7-1).  These shear zones define the boundaries between the Mako, Dialé-Daléma, Falémé and Kofi Series rocks (Bassot, 1987).

The Mako Series (tholeiitic basalt, andesite lavas, with intercalated volcanic agglomerates and banded tuffs) and the Dialé-Daléma Series (sandstone and siltstone with intercalated calc-alkaline ashfall and lapilli tuffs) are separated by the northeast trending MTZ (Gueye et al., 2008).  Immediately east of the Dialé-Daléma Series are two slivers of the Falémé Series, composed of carbonate-rich sedimentary rocks, minor basalts and andesites, rare rhyolites, and syn-tectonic granitoids (Hirdes and Davis, 2002).

The Falémé Series is bounded to the east by the SMSZ, which separates the Falémé Series from the Kofi Series sediments.  The Kofi Series is composed of sandstones, argillites and platform carbonates intruded by S-type, peraluminous biotite-bearing granites (Lawrence et al, 2013).  The Kofi Series hosts significant gold mineralization on the eastern side of the SMSZ and is the host to mineralization at Fekola.  Fekola and all the historic and currently-producing large-scale gold mines on the Malian side of the KKI are adjacent to, on a splay off, or a parallel structure to the SMSZ.

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Figure 7-1: Regional Geology Map

12.5°W
11.5°W
14°N
13°N
N
0 15 30 km
YATELA
SADIOLA HILL
MTZ
SMSZ
Mali
Senegal
KOFI
SABODALA
MAKABIRIGUI
GARA
LOULO
YALEA
MASSAWA
SEGALA
GOUNKOTO
TABAKOTO
MAKO
Mako Series
FEKOLA
BOTO
Diale-Dalema Series
Faleme Series
Kofi Series
Guinea
Volcaniclastics, arenites, wackes, siltstones, argillites and carbonate rocks
Calc-alkaline volcaniclastics, andesites, arenites, wackes, siltstones, rhyolite flows and pyroclastic rocks
Tholeiitic andesites
Tholeiitic basalts
Kakadian-Badon batholith: amphibolite-gneiss and granodiorite-granite plutonic complex
Calc-alkaline granites
Gold Mine - operating (scaled to global gold resource)
Gold Mine - closed
Gold Deposit
Gold Occurance

Note:  Figure prepared by B2Gold, 2019 after Lawrence et al., (2013).  Mines and deposits shown include those held by parties other than B2Gold.  MTZ = Main Transcurrent Zone; SMSZ = Senegal-Mali Shear Zone.

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7.2 Project Geology

7.2.1 Lithologies

The Project area is hosted in a sequence of turbiditic sediments, volcanic rocks and igneous intrusions of the Kofi series that have been regionally metamorphosed to greenschist facies.  The lithologies consist of phyllite, thinly-bedded calcareous siltstone-mudstone, marble, mass flow deposits (conglomerate), metapelite with diorite sills, cut by quartz-feldspar porphyry dykes and late cross cutting breccia zones.

The major lithologies are summarized from oldest to youngest in Table 7-1, and shown in map view in Figure 7-2.

7.2.2 Weathering

The Fekola Mine and Fekola North Extension areas are covered by a variable weathered regolith profile that varies from 15 m to 45 m thick.  The bulk of the regolith above the deposit contains transported unconsolidated pebbles and cobbles laid down by a paleo river channel.  In these areas, the top of the weathering profile typically consists of a 1 m thick soil horizon underlain by a mottled clay zone composed of iron-rich and grey clays.  This mottled clay zone grades downwards into the alluvial polymictic paleo-channel unit that is set in a clay matrix, then into bedrock.  In some areas, the paleo-channel forms a lens encapsulated within saprolite above and saprock below.

The complete regolith profile is preserved in two small areas to the southeast and the northeast above Fekola.  The profile in these areas consists of soil, underlain by laterite, then a mottled clay zone, then a residual regolith profile that can rapidly transition from saprolite to saprock to fresh rock with increasing depth.

7.2.3 Alteration

Pervasive and texturally-destructive dolomite ± albite ± tourmaline alteration is spatially associated with mineralization.  The alteration overprints siltstone and mudstone fragments and the matrix of the breccia unit and it accompanies gold mineralization.  Hematite alteration is present in the hanging wall and footwall phyllite unit near the contact between the footwall phyllite and mineralized banded siltstone-mudstone, diorite and breccias.

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Table 7-1: Deposit Lithologies

Unit	Description
Phyllite

Fine-grained phyllite consisting of inter-laminated mudstone and siltstone dominates the hanging wall and footwall lithologies.  The mudstone laminae vary from 0.2 to 2.0 mm thick and the siltstone layers vary in thickness from 1 to 10 mm thick.  The phyllite transitions into banded siltstone-mudstone with decreasing biotite-muscovite rich mud layers.

Banded siltstone-mudstone

Most abundant mineralized rock type at Fekola.  The siltstone layers vary in thickness from 2 to 30 mm thick and the mudstone laminae vary from 1 to 10 mm thickness.  Siltstone layers composition is generally carbonate rich but can be silicate (quartz-feldspar) rich.

Mass flow deposit	Contains angular to subangular fragments set in a carbonate rich matrix: siltstone, sandstone and mudstone (common), quartz crystals (rare).
Mudstone	Minor unit and marker horizon.
Marble	Minor unit.
Diorite sills	Fine-grained, magnetite bearing bedding parallel intrusions. Diorite within the Fekola high strain zone contains very high-grade gold mineralization.
Quartz-feldspar porphyry dykes	Minor, late, unmineralized cross-cutting to bedding-parallel lithology in hanging wall phyllite at Fekola, can host mineralization within the Anaconda Area.
Tectonic breccia

Shear zone related, polymictic, matrix- to clast-supported breccia.  Well developed spaced foliation.  Clasts generally composed of siltstone and tourmaline with matrix composed of milled mudstone.  The volumetric extent of this rock type is not fully understood.

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Figure 7-2: Fekola Geology Map

241,000 mE
242,000 mE
243,000 mE
244,000 mE
1,389,000 mN
1,388,000 mN
1,387,000 mN
1,386,000 mN
BSM
CHP
MUD
DIO
Mineral
Resource Pit
31 Dec 2019
B
B'
Tailings Storage Facility
Mineral
Reserve Pit
31 Dec 2019
>2 g/t Au
grade shell
CCR
Water Storage
A
A'
QFP
CCR
MBX
Plant
Camp
Hangingwall
Phyllite
Footwall
Phyllite
GN
GN Granite
GD Granodiorite
DIO Diorite
SST Sandstone
CCR Marble
MUD Mudstone
QFP Quartz Feldspar Porphyry
BSM Laminated Siltstone/Mudstone
CHP Phyllite
MBX Polimictic Breccia/Conglomerate
> 2 g/t Au Mineralized Zone
0
500
1000 m

Note:  Figure prepared by B2Gold, 2020.  Section lines shown are the locations of Figure 7-3 and Figure 7-4.

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7.2.4 Structure

Three deformation events and corresponding foliation developments control the orientation of folding, shearing and subsequent geometries of gold-bearing zones.  These three deformation events formed, from oldest to youngest, north-northeast-, north-northwest- and north-trending mineralization orientations.

The high-grade Fekola shoot plunges at 14° towards 341° from the base of the paleochannel (124 mRL) at 1,386,330 mN, over 1,170 m of strike length.  North of this locality, mineralization becomes more tightly constrained into a south-striking and steeply (at -66°) west-dipping zone above the footwall phyllite contact.  Mineralization continues northwards for an additional 1,770 m strike length to 1,389,270 mN,  based on drilling data.

High-grade zones are controlled by the intersection of sub-parallel, steeply west-dipping zones of high-strain and moderately west-dipping bedding, that forms part of a larger east-verging fold. The hinges of tight, asymmetric minor folds can preferentially exhibit intense replacement-type mineralization.  The lineation formed by the intersection of high strain zones and bedding is a significant control on the long axis of mineralization and is repeated at all scales throughout the Fekola Mine and the Fekola North Extension.  This intersection lineation may be colinear with the predominant plunge of fold axes within the host stratigraphy (Rhys, 2015).  The main high-grade shoot spatially corresponds to a marked change in attitude, or flexure, along the deposit footwall contact between banded siltstone-mudstone and phyllite.

The Fekola stratigraphy and mineralization is cut by two principal sets of late brittle faults.  The first, the Fekola Fault is a late, north-northwest-trending, west-dipping fault zone with apparent normal (extensional), dip-slip shear sense located at, or near the contact between mineralized banded siltstone-mudstone stratigraphy and footwall phyllite.  Minimal displacement is attributed to the Fekola Fault.

The second generation of late brittle structures is characterized by east-west-striking, sub-vertical to steeply north- and south-dipping small-scale faults with carbonate (calcite-dominated) infill.  These centimeter-scale structures are regularly spaced and generally exhibit a dextral (north side to the east) sense of displacement.  Offset across these late small-scale faults is minimal.

7.3 Fekola

The Fekola deposit, including the Fekola North Extension has been outlined along strike for about 3 km, can be as much as 200 m in width and extends based on current drilling to at least 440 m depth.  The deposit remains open along strike and down plunge.

Mapping shows the Fekola deposit is hosted by a thinly bedded siltstone-mudstone, interlayered with sedimentary and tectonic breccia.  This host stratigraphy is up to 250 m thick in the deposit area and traverses the Médinandi exploitation license from south to north.  Mafic dykes and sills intrude the sequence.  The host rocks are tightly folded and cut by an anastomosing network of ductile shear zones.  The sedimentary sequence is bounded to the east and west by mafic intrusive rocks.  Felsic intrusive rocks occur to the east and northwest of the Médinandi exploitation license.

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Gold mineralization at Fekola is dominantly (99%) hosted within fresh, non-oxidized rock and is intimately associated with fine-grained disseminated pyrite.  High-grade gold (>2 g/t Au) mineralization is focused in a shoot-like geometry that plunges approximately 14° to the north-northwest in the south end, flattening to about 5º in the Fekola North Extension area.  Mineralization exhibits a more planar and north-trending attitude in the Fekola North Extension.  Gold mineralization is associated with syn-metamorphic hydrothermal alteration.  Fekola and the Fekola North Extension are overprinted and geometrically controlled by a north-trending, steeply west-dipping zone of high-strain deformation, termed the Fekola High Strain Zone.

The grain-size of gold at Fekola ranges between 3.3-12.9 µm.  In high-grade composites, gold is associated with silicate minerals and pyrite.  In low-grade composites gold is invariably associated with pyrite (Zhou and Downing, 2015).

Figure 7-3 is a schematic vertical longitudinal section through Fekola and the Fekola North Extension.  Figure 7-4 and Figure 7-5 are illustrative deposit cross-sections.  The figure locations are indicated on Figure 7-2.

7.4 Anaconda Area

The Anaconda Area is a collective term for the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang satellite deposits that are situated about 20 km north of the Fekola Mine.  The majority of the mineralization delineated to date is within the Menankoto Sud exploration permit; however, the Bantako Nord prospecting authorization hosts strike extent of the Anaconda and Mamba structures that are actively being explored.

The Anaconda Area saprolite mineralisation is underlain by a bedrock sedimentary sequence dominated by marls, phyllites, mudstones, and siltstones, with low- to moderate-grade gold mineralisation occurring preferentially in the noses of east-verging folds.

Figure 7-6 shows the interpreted bedrock geology in the Anaconda Area, overlain by the outlines of saprolite-hosted anomalous gold zones.

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Figure 7-3: Fekola Composite Long Section

Note:  Figure prepared by B2Gold, 2020.  Schematic vertical longitudinal section looking west, approximately perpendicular to the long axis of the deposit.  Section includes resource mineralization domain shells ±250 m east and west of the section plane.

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Figure 7-4: Fekola Cross-section

Note:  Figure prepared by B2Gold, 2020.

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Figure 7-5: Fekola North Cross-section

Note:  Figure prepared by B2Gold, 2020.

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Figure 7-6: Anaconda Area Geology Map

Lithology
Sandstone (SST)
Dolerite (DOL)
Phyllite (CHP)
Banded Siltstone-Mudstone (BSM)
Mudstone (MUD)
Meta-Siltstone (MSLT)
Meta-Conglomerate (MCGL)
Tonalite (TON)
Marl (MRL)
Marble (CCR)
Intrusion Breccia (IBX)
Granodiorite (GD)
Basalt (BAS)
QFP
Simplified 0.2 g/t Outline
Tenement Outline
N
Bantako North
Menankoto South
ADDER
ANACONDA
MAMBA
CASABEL
BOOMSLANG
COBRA
MUD
SST
MSLT
TON
BSM
MRL
CCR
BAS
DOL
0
500
meters

Note:  Figure prepared by B2Gold, 2020.

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The combined Anaconda-Adder saprolite zone extends over 5.5 km along strike and up to 500 m wide at the Anaconda zone and up to 200 m wide at the Adder zone.  Within these zones, mineralized saprolite varies from 2 m to >40 m thick, averaging 13.5 m true thickness.  Mineralization occurs as flat-lying to slightly dipping mineralized zones within saprolite and saprock, and can locally be traced into bedrock.  The Adder zone remains open along strike.

The Mamba saprolite zone extends to a kilometre along strike and is about 170 m wide, with thicknesses varying from 10 m to >100 m thick, averaging 65 m true thickness.  Sulphide mineralization has been discovered down plunge from, and continuous with, the high-grade saprolite zone.

Figure 7-7 is a simplified cross-section, showing the relationship of the saprolite to fresh rock-hosted mineralization within the Mamba zone.

7.5 Prospects/Exploration Targets

Prospects are discussed in Section 9.

7.6 Comments on Geological Setting and Mineralization

The QP notes the following.

The understanding of the Project geology and mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation and mine planning.

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Figure 7-7: Anaconda Area Cross-Section (Mamba Zone)

Note:  Figure prepared by B2Gold, 2020.

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8.0 DEPOSIT TYPES

8.1 Deposit Model

Fekola is classified as a disseminated orogenic gold deposit as defined by Gebre-Mariam et al. (1995), Groves et al. (1998), Goldfarb et al. (2001, 2005).

Orogenic gold deposits occur in variably deformed metamorphic terranes formed during Middle Achaean to younger Precambrian, and continuously throughout the Phanerozoic.  The host geological environments are typically volcano-plutonic or clastic sedimentary terranes, but gold deposits can be hosted by any rock type.  There is a consistent spatial and temporal association with granitoids of a variety of compositions.  Host rocks are metamorphosed to greenschist facies, but locally can achieve amphibolite or granulite facies conditions.

Global examples of these deposits include Muruntau (Uzbekistan), Golden Mile (Australia), Hollinger-McIntyre-Moneta (Canada), Homestake (USA), and Obuasi (Ghana).

Gold mineralization occurs adjacent to first-order, deep-crustal shear zones.  These first order faults, which can be hundreds of kilometers long, partitioned into high strain zones kilometers wide and show complex structural histories.  Economic mineralization typically formed as vein fill of second- and third-order shears and faults, particularly at jogs or changes in strike.  Mineralization styles vary from stockwork and breccia in brittle regimes, through laminated crack-seal veins and sigmoidal vein arrays in brittle-ductile conditions, to replacement- and disseminated-type orebodies in deeper, ductile environments.  These conditions can be related to crustal depth or strain rate.

Mineralization is structurally late, syn- to post-peak metamorphic.  Quartz is the primary constituent of veins, with lesser carbonate and sulphide minerals.  Minor accessory albite, chlorite, white mica (fuchsite in ultramafic host rocks), tourmaline, and scheelite can accompany the veins and disseminated styles.  Carbonates include calcite, dolomite, and ankerite.  Sulphide minerals can include pyrite, pyrrhotite, chalcopyrite, galena, sphalerite and arsenopyrite.  Gold is usually associated with sulphide minerals and can be refractory or free.  In volcano-plutonic settings, pyrite and pyrrhotite are the most common sulphide minerals in greenschist- and amphibolite-grade host rocks, respectively.  Arsenopyrite can be the predominant sulphide mineral in mineralization hosted by sedimentary rocks.  Gold to silver ratios typically range from 5:1 to 10:1 and, less commonly, the ratios can reach 1:1.  Most orogenic gold deposits contain 2-5% sulphide minerals and >900 gold fineness.

Alteration intensity is related to distance from the hydrothermal fluid source and typically displays a zoned pattern.  Scale, intensity and mineralogy of the alteration are functions of wall rock composition, crustal level and mineralizing fluid composition.  The main alteration minerals typically include carbonate (calcite, dolomite, and ankerite), sulphides (pyrite, pyrrhotite or arsenopyrite), alkali-rich silicate minerals (sericite, fuchsite, albite, and less commonly, K-feldspar, biotite, paragonite), chlorite, and quartz.

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The larger examples of orogenic deposits are generally 2 km to 10 km long, up to 1 km wide, and can persist over greater than 2.5 km vertical extents.

8.2 Comments on Deposit Types

The QP notes the following.

Fekola has the following characteristics of a disseminated orogenic gold deposit:

  Very late to post-peak metamorphic timing;

  Located in a metamorphosed belt in lower greenschist facies rocks near a crustal scale shear zone;

  Complex overprinting deformation history;

  Ductile and transitional brittle-ductile structural regime;

  Accessory albite and dolomite alteration minerals with typical sulphide minerals including pyrite and chalcopyrite;

  Gold associated with 2-5% pyrite and has a high fineness;

  Extensive strike length and down-plunge continuity.

The local setting of the Fekola deposit is reasonably understood.

In the QP's opinion an exploration model that uses an orogenic deposit model is reasonable as a regional targeting tool.

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9.0 EXPLORATION

9.1 Introduction

Initial exploration in the Project area consisted of a combination of regolith mapping, soil geochemistry and geophysical surveys due to the regolith cover and limited outcrop. Where warranted, initial exploration was followed up with drilling.

9.2 Grids and Surveys

The most recent light detection and ranging (LiDAR) survey was conducted in April 2017.  The projection used was UTM 29N, WGS84 with orthometric heights transformed using the EGM2008 geoidal model.  Deliverables from this survey included ortho-rectified aerial image tiles with a 10 cm pixel resolution and thinned ground and non-ground LiDAR points in ASCII format.

All drill hole locations are surveyed with a Leica 1230 differential global positioning system (DGPS) instrument.

9.3 Geological Mapping

Geological mapping covers the Project area with maps produced at scales varying from 1:5,000 to 1:100,000, and relying on a compilation of (sparse) outcrop mapping, geophysics, and surface projection from drill holes.

9.4 Geochemistry

Soil geochemistry has proven to be an effective exploration tool in the search for gold mineralization in areas where there are residual soils.  Soil sampling has broadly outlined anomalous areas for follow up.  In areas of more complex regolith, particularly where there are transported laterite, alluvial gravels and silt, the interpretation of soil geochemistry results can be ambiguous due to masking or suppression of potentially anomalous areas.  For example, the Fekola deposit is largely blind to soil geochemistry as transported paleo-channel gravels and laterite cover a substantial portion of the deposit.

Soil geochemical survey sample collection is from small pits excavated to 60 cm below surface on 80 m x 160 m spaced grid lines.

Starting in 2015, B2Gold has used auger drilling on a 200 m x 200 m offset grid pattern to sample the top of saprolite in order to obtain consistent and unambiguous samples.

Termite mound, rock chip, and grab sampling have also been performed, delivering inconclusive results.

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A summary of the work completed is provided in Table 9-1.  A significant portion of the geochemical data has been superseded by drill data.

9.5 Geophysics

Airborne and gravity geophysical surveys have been completed as indicated in Table 9-2.

The data have been used to develop the broad lithological and structural framework for the Project area; however, no direct and distinct signature for the Fekola deposit is currently recognized within any of the geophysical datasets.  The most useful dataset acquired is the gradient array IP data (Figure 9-1), which provides a good contrast between lithological units, as well as resolving Project-scale structure.  Gravimetric methods define a marked density gradient between the mineralized siltstone-mudstone unit and the unmineralized footwall phyllite.

The general lack of magnetite and low contrast between lithologies within the system reduces the efficacy of the airborne magnetic data (Figure 9-2).  In addition, a lack of conductors within the lithological package hosting Fekola mineralization has limited the effectiveness of the broad bandwidth electromagnetic system used.

Figure 9-3 shows the gravity survey data.  Within the Menankoto Sud exploration permit and Bantako Nord prospecting authorization, gravimetric methods have proved most useful, mapping out subsurface bedrock topography, identifying areas of deep saprolite at the Anaconda and Mamba zones.  Bedrock mineralisation appears to correspond to subtle gravimetric highs however this relationship requires further investigation.  Gradient array IP produced a number of anomalies; however, subsequent drill testing did not locate any zones of gold mineralisation.

9.6 Pits and Trenches

Some pit and trench excavations were undertaken over the Médinandi exploitation license during the legacy campaigns.  At Fadougou East, six trenches for 123 m were excavated in 2008 and one trench, 150 m in length, was excavated by Songhoi in June 2010, at Fadougou Northwest.

A total of 102 pits were excavated during 2013-2014 as part of the geotechnical appraisal of the planned Fekola plant and TSF area.

Five pits were excavated in 2016 for independent checking of saprolite density determinations done on drill core.

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Table 9-1: Geochemical Sampling

Type	Count	Quality Control	Years Collected	Tenement	Prospect/Area
Soil	8,538	245 duplicate samples	2007, 2008, 2010, 2011, 2012	Médinandi	Betakili, Fadougou-NE, Médinandi Médinandi-E, Médinandi-N
Soil	4,155	200 duplicate samples	2015, 2016	Menankoto Sud
Termite mound	285	15 duplicate samples	2010	Médinandi	Médinandi
Rock grab	94		2013	Médinandi	Médinandi, Tintiba S, Fadougou SE, Betakili
Rock grab	335		2015, 2016, 2017, 2018	Menankoto Sud
Auger	947	27 blanks, 26 duplicates, 29 standards	2015	Médinandi	Fekola, Médinandi, Fadougou, Tintiba, Betakili
Auger	1,108	30 blanks,31 duplicates, 31 standards	2015, 2016, 2017, 2018	Menankoto Sud	Anaconda, Mamba, Cascabel, Adder, Mamba, Boomslang
Auger	778	32 blanks, 33 duplicates, 32 standards	2019	Bantako Nord

Table 9-2: Geophysical Survey Programs

Year	Survey Type	Contractor	Tenement	Comment
2007	Ground induced polarization (IP) and high-resolution IP (HRIP)	Terratec	Médinandi	66 line km of data collected
2008	Helicopter-borne aeromagnetic	Geotech Airborne	Médinandi	Covered entire permit area. Line spacings of 160 m; total 845 line km. Designed to test the continuity of the Fadougou Main Zone structure; identify any similar structures running parallel to the zone
2008	Ground IP/gradient	Sagax - Africa	Médinandi	47 lines on a grid of 160 m x 20 m; total of 94 line km
2010	Ground survey (type not specified	Sagax - Africa	Médinandi	162.9 line km over Fadougou, Fekola, Tintiba and Betakili
2011	Ground resistivity	Sagax - Africa	Médinandi	17.3 line km in support of evaluation of underground potable water sources
2011	Ground pole-dipole surveys	Sagax - Africa	Médinandi	17 profiles over 1,600 m of strike, with lines spaced at 160 m intervals.

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Year	Survey Type	Contractor	Tenement	Comment
2012	Ground pole-dipole gradient- array	Sagax - Africa	Médinandi	69 lines situated northwest of Médinandi, for a total of 9,360 m.
2013	Ground gravimetric	Atlas Geophysics	Médinandi	Trial study to determine effectiveness of technique in the northern portion of the Fekola deposit
2013-2015	Ground IP/ gradient array	Sagax - Africa	Menankoto Sud	Coverage of the entire tenement
2016	Airborne Gradient Magnetic & Radiometric.	Xplorer	Menankoto Sud
2016	Ground magnetic survey	Geo Discover	Menankoto Sud
2017	Ground gravimetric	Atlas Geophysics	Médinandi	9,641 point survey over the Médinandi lease on a 50m x 160m grid
2017	Ground gravimetric	Atlas Geophysics	Menankoto Sud	23,620 point survey on a 50 x 160 m grid
2019	Ground gravimetric	Atlas Geophysics	Bantako Nord	1,379 point survey on a 50 x 160 m grid

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Figure 9-1: Gradient Array IP Plan

Note:  Figure prepared by B2Gold, 2020.

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Figure 9-2: Airborne Magnetic Survey (enhanced first vertical derivative)

235,000 mE
240,000 mE
245,0
N
1,395,000 mN
1,390,000 mN
1,385,000 mN
2019 Resource Pit
Tenement Outline
Magnetic Survey
Enhanced First Vertical Derivative
Projection: UTM Zone 29N, WGS1984
0
1
kilometres

Note:  Figure prepared by B2Gold, 2020.

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Figure 9-3: Gravity Survey (enhanced first vertical derivative)

N
0
1
kilometres
Tenement Outline
Bantako North
Menankoto Sud
Gravity Survey
Enhanced First Vertical Derivative
Projection UTM Zone 29N, WGS84

Note:  Figure prepared by B2Gold, 2020.

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9.7 Petrology, Mineralogy, and Research Studies

Several petrographic descriptions have been completed in support of better lithological and mineralogical descriptions for the Fekola deposit mineralization and host rocks.

In 2012, prior to much of the infill drilling on the Fekola deposit, Dr. Eva Schandl described a suite of 40 thin sections from the deposit to provide information on the lithologies, mineralogy, and hydrothermal alteration.

Pathfinder Exploration undertook a number of detailed petrographic analyses on thin section materials, corroborated with portable infrared mineral analyser (PIMA) analyses on selected samples.  Descriptions were provided of the major constituents of each sample, and a suggested protolith described.

In 2015, 16 samples were collected from Fekola (Ross, 2015) for a petrographic study completed as part of a structural study (Rhys, 2015).  Results of this work suggest that shear zones associated with gold mineralization comprise fine-grained tectonically laminated dolomite or ferroan-dolomite with variable quantities of albite, sericite/muscovite, quartz, chlorite, biotite, pyrite and tourmaline.  Additionally, the gradational contacts and relict textures preserved in the shear zones suggest they overprint primary mass flow breccia, banded siltstone-mudstone and diorite implying the mineral assemblages formed through alteration and syntectonic fluid flow along these structures.

A total of 15 samples were collected in 2017 from the Anaconda Area (Ross, 2017).  Results indicated that most of the rock units were directly comparable to those hosting the Fekola gold deposit and had undergone similar alteration.  It was determined that gold mineralization is related to dominant carbonate-pyrite alteration partially overprinting albite, occurring late in shear zone development.  Ten rock samples from the Anaconda Area were submitted for petrographic characterization (Mason, 2017).  The presence of sulphides in these rocks suggests they were subject to hydrothermal alteration by S-As-bearing fluids during the regional metamorphic event.

During 2018, 20 samples from the Fekola deposit were collected for petrographic examination (Mason, 2018).  Laminated sediments were identified as forming the protolith in most samples.

9.8 Exploration Potential

9.8.1 Fekola

The Fekola deposit has been extended down plunge of the main high-grade shoot by drilling carried out during 2017-2019.  Narrow zones of hanging wall mineralization have also been defined by this work.

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Figure 9-4 shows the locations of the exploration targets in the vicinity of the Fekola open pit.

Infill drilling on the Cardinal and FMZ prospects, where low to moderate grade gold mineralization is hosted in narrow, northeast-trending structures within 3 km of the Fekola open pit, indicates that there is potential for the prospects to provide a small source of supplemental mill feed material to the Fekola plant.

The Falcon, Eagle, and Heron prospects are conceptual exploration targets based on a combination of structural projections of the Fekola shear zone, and gold geochemical anomalies.

9.8.2 Anaconda Area

Within the Anaconda Area, exploration focus to date has been on defining saprolite mineralization.  Widely-spaced deeper drilling has identified zones of bedrock mineralization supporting a program of infill drilling.

9.9 Comments on Exploration

The QP notes the following.

Exploration completed to date is appropriate and has been adapted to the local regolith development.  The programs have identified the Fekola deposit and Anaconda Area.

Exploration targets include new high-grade shoots in the Fekola area, infill drilling in the Anaconda Area saprolite, and deeper drilling within the Anaconda Area that targets bedrock mineralization.

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Figure 9-4: Fekola Regional Targets

230,000 mE
240,000 mE
N
1,410,000 mN
1,400,000 mN
1,390,000 mN
Adder
Mamba
Anaconda
Cobra
Falcon
Eagle
FMZ
Fekola North
Cardinal
Heron
0
4
kilometres
Resource Pit Dec 31, 2019
B2Gold Concession
Projection: UTM Zone 29N, WGS 1984

Note:  Figure prepared by B2Gold, 2020.

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10.0 DRILLING

10.1 Introduction

Table 10-1 summarizes the Project drilling to 31 January, 2020.  Within the database are 2,969 auger drill holes (24,376 m), 1,166 rotary air blast (RAB) drill holes (24,064 m), 3,889 aircore drill holes (160,879 m), 2,733 reverse circulation (RC) drill holes (313,937 m), 246 holes pre-collared with RC collar and completed with a core tail (RC-core) drill holes (92,436 m), and 536 core drill holes (113,150 m).  These figures include 78 RC water holes (11,913 m), 151 geotechnical holes (14,944 m) and 122 condemnation holes (5,707 m).

Table 10-1 summarizes the Project drill campaigns by year and drilling type.
Figure 10-1 shows the drilling within the Médinandi exploitation license and Figure 10-2 shows the drilling at Menankoto Sud exploration permit and Bantako Nord prospecting authorization.

Drilling and assaying that supports the Mineral Resource estimate for the Fekola deposit was completed from February 8, 2008 to October 20, 2019.  Within the immediate area of the Mineral Resource estimate, there are a total of 1,124 drill holes (240,309 m) including 287 core holes (81,553 m), 637 RC holes (80,565 m), 200 holes RC pre-collared and completed with core (78,190 m). There are 212 aircore drill holes (6,839 m) and 13 auger holes (129 m) in the database that were used for regolith models only.

The Mineral Resource estimate drill hole database cut-off date for the Anaconda Area is March 22, 2017.  Drilling includes 1,571 aircore drill holes (64,245 m), 265 RC holes (31,717 m), five RC pre-collared and completed with core holes (1,044 m), and 107 core holes (7,677 m), and for a total of 1,948 drill holes (104,682 m of drilling).

Drill tables are provided for the drilling that supports the Fekola and Anaconda Area resource estimates in Table 10-2 and Table 10-3 respectively.

Drill collar locations plans are provided for the drilling completed within the Médinandi exploitation license in Figure 10-1, and for the drilling within the Menankoto Sud exploration permit and Bantako Nord prospecting authorization in Figure 10-2.

10.2 Legacy Drilling

Colonial Resources (2010) indicated that the Randgold drilling was performed by West African Drilling Services, based out of Bamako.  Most of the drilling was on the Fadougou Main Zone (FMZ) and Fadougou NE.  Very limited information is available on the logging and surveying practices used prior to 2010.  This legacy drilling accounts for a very small percentage of the Project drilling.

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Table 10-1: Drill Summary Table, Drill Campaigns by Year (all drilling)

Drill Year	Auger Holes	Auger (m)	RAB Holes	RAB (m)	Aircore Holes	Aircore (m)	RC Holes	RC (m)	RC-Core Holes	RC-Core (m)	Core Holes	Core (m)	All Holes	All (m)
2007							217	9,587			18	2,499	235	12,086
2008							87	10,374					87	10,374
2010			122	3,056			224	27,311					346	30,367
2011			1,044	21,008	62	1,782	199	24,745	1	240	7	1,844	1,313	49,619
2012					238	9,473	140	16,882	21	5,907	132	37,718	531	69,980
2013							404	53,940	13	6,170	47	10,975	464	71,085
2014							130	12,931	4	1,174	25	3,509	159	17,614
2015	1,858	15,195			357	12,370	104	12,775	5	1,572	38	11,123	2,362	53,035
2016					1,279	49,205	236	30,218	1	312	50	4,856	1,566	84,591
2017	697	5,443			662	30,958	428	47,050	33	11,737	116	15,708	1,936	110,896
2018					486	28,036	192	27,440	66	27,908	41	10,206	785	93,591
2019	414	3,738			805	29,055	339	36,294	100	36,755	60	14,069	1,718	119,911
2020							33	4,391	2	661	2	642	37	5,694
Total	2,969	24,376	1,166	24,064	3,889	160,879	2,733	313,937	246	92,436	536	113,150	11,539	728,842

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Table 10-2: Drilling that Supports the Fekola Resource Estimate

Project	RC Holes	RC (m)	RC-Core Holes	RC-Core (m)	Core Holes	Core (m)	All Drill Holes	All Drilled Metres (m)
Médinandi	637	80,565	200	78,190	287	81,553	1,124	240,309

Note:  Aircore (212 holes, 6,839 m) and auger (13 holes, 129 m) drilling were used in determining thicknesses of weathering domains in the absence of RC, core or RC-core drilling.

Table 10-3: 2017 Anaconda Area Resource Drilling

Project	Aircore Holes	Aircore (m)	RC Holes	RC (m)	RC-Core Holes	RC-Core (m)	Core Holes	Core (m)	All Drill Holes	All Drilled Metres (m)
Anaconda	1,571	64,245	265	31,717	5	1,044	107	7,677	1,948	104,682

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Figure 10-1: Drill Collar Location Plan, Médinandi Exploitation License

N
SENEGAL
DDH
RC
AC
RAB
Main Road
Secondary Road
Creek
Faleme River
Resource Pit, Dec 31, 2019
Reserve Pit, Dec 31, 2019
International Border
Tenement Outline
0
2
kilometres

Note:  Figure prepared by B2Gold, 2020.  DDH = core; RC-DD = RC-core; AC = aircore.

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Fekola Gold Mine Mali NI 43-101 Technical Report

Figure 10-2: Drill Collar Location Plan, Menankoto Sud Exploration Permit and Bantako Nord Prospecting Authorization

N
MALI
SENEGAL
Bantako North
Menankoto South
DDH
RC
AC
Creek
Faleme River
Approximate Anaconda Pit
Mali-Senegal Border
Tenement Outline
0
1,000
metres

Note:  Figure prepared by B2Gold, 2020.  DDH = core; RC-DD = RC-core; AC = aircore.

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10.3 Drill Methods

10.3.1 Contractors

Boart Longyear, Forage FTE Drilling, AMCO Drilling and African Mining Services (AMS) have provided drill rigs during the Papillon/B2Gold drill campaigns, with AMS currently providing the majority of drilling services.

10.3.2 Auger, Rotary Air Blast and Aircore

Exploration drilling has employed auger, RAB and aircore methods as a first-pass evaluation of gold-in-soil anomalies.

10.3.3 Reverse Circulation

RC drilling used face sampling hammer techniques rather than conventional RC methods where possible.  Bit size during the 2015 to 2019 programs was mainly 140 mm with 119 mm, 124 mm, and 127 mm bits occasionally used.  The bit size used depended on the ground conditions and the progress of the hole.  The sample weights at Fekola using these bit sizes are between 35 kg and 50 kg for a 1 m sample.  Sample weights are routinely recorded to compare sample recovery against the theoretical weight of the interval.

A drill collar casing is used in the first 6 m of the drill hole to stop cave in and maintain good workable access to the drill hole.

During some programs at Fekola, significant water was encountered during drilling at approximately 40 to 60 m depth.

RC chips are stored in lidded, plastic chip trays, and are kept in a shipping container at the Fekola Exploration core yard.

10.3.4 Core Drilling

A significant number of core holes from recent programs were pre-collared with RC.  Typically, the changeover to core occurs at depths of around 90 m, but has been between 40-250 m, depending on depth to mineralization.

Drilling difficulties have been encountered when penetrating the transported alluvial gravel that sits above the in situ weathered rock.  When the paleo-channel gravels are encountered, standard practice is to case the hole with removable steel casing to just beyond the gravel layer.  Drill holes may also "lift" from their planned inclination due to rock conditions at depth.  Periodically, there are also issues with "drifting" of holes from their planned azimuth.  This situation is mitigated by decreasing rotation speed.

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Drill sizes include PQ (85 mm core diameter), HQ (63.5 mm) and NQ core (47.6 mm).  PQ core is typically used from the surface down to a few metres into hard rock in areas known to be clay-rich, with paleochannel, and for metallurgical and geotechnical purposes.  HQ3 core (triple tube method) is used in areas of broken ground for good recovery of core.  HQ2 is used in areas of more competent ground.

Transportation of core from the drill site to the sample yard is the geologist's responsibility.  Lids are used on core boxes if travelling a large distance or over rough ground.

Drill core is stacked in steel or plastic core trays by individual hole, off the ground on wooden runners under roofed, open-sided sheds within a securely fenced core storage facility.

10.4 Logging Procedures

A geological legend has been progressively developed for the Project area incorporating advances in understanding of the Fekola deposit and regional geology.  It is used for core, drill chip and surface mapping.  The lithological rock types covered in the geological code include surface (regolith), sedimentary, and igneous rocks, rocks altered due to mineralizing processes, and metamorphic and tectonic lithologies.  Logging definitions and standards are regularly reviewed for appropriateness for the Fekola operations.

Logging of RC chips is completed at the drill rig.  The basic geological log includes:  primary lithology; alteration; mineralization; degree of oxidation; sample quality; depth of water inflow (estimation of rates); sample moisture content; veining; texture; fabric; presence of key minerals; sulphide grain size (from grain size chart); and areas of slow or hard drilling are marked onto the drill logs for geotechnical purposes.

Geological logging of core is performed in a similar manner to the RC logging, and particular attention is paid during logging to the following:

  Pyrite form and percentage;

  Alteration;

  Lithology;

  Structures and foliation.

The core is marked up with orientation lines at the rig by a technician, then brought back to the core yard where it is logged by a geologist, labelled with sample numbers and cut lines drawn.

The core is photographed at the core yard under controlled conditions so that photographs are consistent in quality.  Core is typically photographed both wet and dry, prior to the core being sawed in half, sampled and bagged.  For geotechnical cored holes the re-assembled runs are also photographed at the rig prior to transport.

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Standard geotechnical logging on exploration and infill drill core collects information on fracture frequency and rock quality designation (RQD).  Core is oriented for structural data collection, and both goniometer and "rocket launcher"-type orientation devices are used.  The structural geology logging sheet is used to record linear and planar structural features observed within the hole as either point data, or as broad structural zones.  Features recorded include veining, layering, foliation, faulting, lithological contacts, joints, and lineations.

The measuring of magnetic susceptibility (magsus) is one of the final stages of the logging process and takes place once the geological structural logging is completed. Readings are taken every meter from start of hole to end of hole.

10.5 Recovery

The average core recovery is 98.2% for holes completed within the Fekola deposit area.  There does not appear to be a direct relationship between core recovery and gold grade.

10.6 Collar Surveys

There is a base station on the Fekola Mine that is used as a reference for all surveys undertaken on the Project.  Throughout the Project area there are survey reference points that are used as a known reference for the collar surveys.  These are included into the round of surveying when surveying new drill collars.

Drill collars for exploration drill holes are normally surveyed at the outset using a hand-held GPS instrument.

In the mine area, drill hole collars are surveyed upon completion using a DGPS, which has an accuracy of ± 10 cm.

10.7 Downhole Surveys

Depending on ground conditions, and the purpose of the drill hole, RC holes are typically surveyed at 30-50 m intervals down hole, using a Reflex down hole surveying instrument.  If the hole begins to deviate, it is surveyed at closer intervals.

Surveys for core holes are performed using a Reflex downhole survey (EZ-Track) instrument, with measurements taken at 30-50 m intervals down hole.  As with the RC drilling, if the hole begins to deviate from the planned path, it can be surveyed at the end of each rod.  Deviation is constantly monitored and if there is significant deviation, the hole may be abandoned, and a re-drill undertaken nearby.

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All core (except for zones of broken ground) is oriented with a Reflex EZ-ORI tool, which identifies the in-situ position of the core and allows for measurement of directional properties of the rock (bedding, foliation, and strain fields).

10.8 Condemnation, Geotechnical and Hydrological Drilling

Condemnation drilling in the areas planned for infrastructure consisted of 122 drill holes (5,707 m).  If mineralization was encountered in drilling a hole with condemnation as its original purpose, the drill hole was recategorized as an exploration drill hole.  Condemnation drilling was completed in 2019 in the area of the planned solar panel farm.

A total of 151 geotechnical drill holes (14,944 m) were completed.  Core holes were drilled using wire-line triple tube drilling, typically starting at the ground surface using PQ sized tooling and telescoping down to HQ sized core around 230 m depth.  Drill hole locations and orientations targeted interpreted structural features and the final pit slopes, to complement information previously collected within the mineralized zones.  Geotechnical logging included recording rock type and geotechnical description; total core recovery (TCR); RQD; fracture frequency; weathering/alteration; discontinuity type; discontinuity orientation; discontinuity properties; and joint condition rating (Jcon).  Geotechnical logging was carried out for each drill run or for separate geotechnical intervals within a drill run.  Bieniawski's rock mass rating (RMR 6) was used to assess the overall quality of the rock to be exposed in the proposed open pit.  All geotechnical rock unit types were tested using uniaxial (unconfined) compressive strength (UCS) and tri-axial methods.

Water bore drilling has been undertaken to support mining and milling operations, consisting of 78 drill holes (11,913 m).

Drill collar locations are shown in Figure 10-3.

10.9 Metallurgical Drilling

B2Gold conducted two phases of metallurgical testwork at Fekola.  The first phase was completed in 2014-2015 in support of the 2015 feasibility study, and the second phase was in 2018 on material from the Fekola North area.

The locations of the metallurgical drill holes used in testwork that supports the plant design are provided in Figure 10-4.

Metallurgical testwork has been performed on drill core and coarse reject samples (see discussion in Section 13).

Initial metallurgical testwork has commenced from the Anaconda Area.  Metallurgical sample locations are shown in Figure 10-5.

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Figure 10-3: Geotechnical, Hydrological and Condemnation Drill Hole Location Plan

238,000 mE
240,000 mE
242,000 mE
244,000 mE
MALI
SENEGAL
0
1,000
metres
Geotech Hole
Condemnation Hole
Water Hole
Reserve Pit, Dec 31, 2019
Resource Pit, Dec 31, 2019
Main Road
Secondary Road
Creek
Faleme River
Tenement Outline
International Border

Note:  Figure prepared by B2Gold, 2020.

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Fekola Gold Mine Mali NI 43-101 Technical Report

Figure 10-4: Metallurgical Sample Locations Schematic Long Section, Fekola

Note:  Figure prepared by B2Gold, 2020.

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Figure 10-5: Anaconda Area Metallurgical Sample Location Plan

BANTAKO NORTH
MENANKOTO SOUTH
ADDER
MAMBA
ANACONDA
0
500
meters
Laterite Variability Sample
Saprolite Variability Sample
Master Composite
Master Comp - Wet Scrub
River/Stream
Simplified 0.2 g/t Outline
Tenement Outline

Note:  Figure prepared by B2Gold, 2020.

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10.10 Grade Control

Grade control drilling is accomplished during two 12-hour daily shifts.  Drilling is primarily done with a company-owned and operated Schramm T450GT drill.  Drilling of large campaigns is accelerated by the addition of a contractor-owned and operated RC drill in order to achieve operational requirements.

Drilling programs are laid out on a regular grid program with 6.50 x 15 m spacing.  Drill holes are usually drilled at -60 to the east (N90E), and the drill hole depth is typically 36 m (three benches).  On occasion, deeper strategic drilling is completed to define larger-scale grade boundaries in advance for medium-term forecasting purposes.

Field-based QA/QC is accomplished by weighing the sample interval recovered and comparing this weight to the expected theoretical weight for that interval.

Grade control drilling is used only indirectly in building the resource model. It serves as a guide to interpreting mineralization domain shapes; it is not a direct control, and is not used for grade estimates.

10.11 Sample Length/True Thickness

Most of the drill holes at Fekola are drilled at -50 to -55° to the east (N90º E), which intersects the main mineralized zone at a high angle.  The higher-grade mineralization strikes approximately north-south, is steeply-dipping at 70-80° to the west, and plunges shallowly to the north.  In general, true thicknesses are 70-80% of the sampled length.

Drilling in the Anaconda Area is mostly drilled at -60º (to the east) to -90º, which intersects higher grade mineralization at a high angle.  In general, true thicknesses are 90-100% of the sampled length.

Figure 7-3, Figure 7-4, Figure 7-5, and Figure 7-7 in Section 7 and Figure 14-1 in Section 14 provide examples of the drill orientations in relation to mineralization.

10.12 Drilling Since Fekola Database Close-out Date

A total of 83 holes (15,400 m) have been drilled on the Médinandi exploitation license to January 31, 2020, after the database close out date for resource estimation.  Of this total, there are 63 RC drill holes (8,638 m),15 RC-core drill holes (5,453 m), and five core drill holes (1,308 m).  One of the RC drill holes (200 m), three of the core drill holes (875 m) and six of the RC-core drill holes (2,365 m) were completed for geotechnical purposes.

Drilling completed since the database close out within the Fekola resource area includes one RC exploration drill hole (200 m), two RC-core exploration drill holes (770 m), three core geotechnical drill holes (875 m), one RC geotechnical drill hole (200 m), and six RC-core geotechnical drill holes (2,365 m).

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Although a few of the newer drill holes may change the grades locally, the drill holes that are situated within the existing model should, in the QP's view, have no material effect on the overall tonnages and average grade of the current Mineral Resource estimate.

10.13 Drilling Since Anaconda Area Database Close-out Date

A total of 2,014 holes (130,356 m) has been drilled to January 31, 2020 after the database close out date for resource estimation.  Of this total, there are 839 aircore drill holes (45,857 m), 500 auger drill holes (3,755 m), 66 core drill holes (12,919 m), 18 RC-core drill holes (5,236 m), and 591 RC drill holes (62,589 m).  Auger drill holes are primarily completed to provide geochemical exploration data and bedrock lithology information.

The initial drilling in the Anaconda Area returned variable thicknesses and grades of mineralization.  The recent drilling, which is approaching 40 m drill spacings, confirms that the saprolite-hosted mineralization continues to be variable in both grade and thickness, and has expanded the extents of mineralization in saprolite and un-weathered rock types.

Although the newer drill holes are likely to result in local adjustments to grades or thicknesses or both, the drill holes that are situated within the existing model should, in the QP's view, have no material effect on the overall tonnages and average grade of the current Inferred Mineral Resource estimate within the saprolite.

Much of the mineralization at depth is not within the current resource model boundary, and many of the drill holes along the deposit strike extent are also outside the current resource boundary.  There is excellent upside potential when this mineralization is included in an updated geological model.

10.14 Comments on Drilling

In the opinion of the QP, the quantity and quality of the logged geological data, collar, and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation and mine planning (Fekola) and Mineral Resource estimation (Anaconda Area) as follows:

  Core and RC logging meets industry standards for gold exploration;

  Collar surveys have been performed using industry standard instrumentation;

  Downhole surveys were performed using industry standard instrumentation;

  Recovery data from core and RC drill programs are acceptable;

  Drill orientations are generally appropriate for the mineralization style and the orientation of mineralization for the bulk of the deposit area;

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  Drilling has generally been done at regularly-spaced intervals and is considered representative of the deposit.  Drilling was not specifically targeted to the high-grade portions of the deposits, rather, a relatively consistent drill spacing was completed.

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11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1 Legacy Programs

The only information on sampling available is for the Central African programs and is summarized below.  The information is sourced from Colonial Resources, (2010).

The standard sample length for core, RC and trench samples was stated to be 1 m.  This was adjusted as appropriate for lithological contacts, structures, or alteration boundaries.

Core was split, and one-half retained in core trays.  The other half was labelled and dispatched for analysis.  RC samples were split three times in a riffle splitter, with one quarter of the sample sent for analysis, and the remainder retained.

All Central African samples were bagged into large rice bags by Central African staff, and sealed.  Transport of samples to the laboratory was also performed by Central African staff.

Laboratories used during the Central African campaigns were ALS Chemex in Bamako, and Analabs, Kayes (now owned and operated by SGS).

Chip and core samples were dried, crushed, milled and fire assayed at Analabs.  No information is available as to preparation protocols or analytical detection limits.

Blanks were inserted in the Central African program at a rate of 1:50, using river sand material.  Duplicates were also inserted at 50 sample intervals.  Standards were not used by Central African; instead the program relied on insertion of the laboratory's own standards.

Data generated by the Central African campaigns were uploaded into a Target drill hole database.  Target is proprietary database software marketed by Geosoft for use with ArcGIS software.

11.2 Sampling Methods

11.2.1 RC and Aircore

In programs from 2012-2017, samples were collected at the drill rig, typically at 1 m intervals, through a conventional cyclone into plastic bags, then transported to either the Fekola or Anaconda Area sample yards.  Samples were checked to ensure all samples listed on the field sheet (field sample weight sheet) were received and in the correct order.  Wet samples were dried.

Samples were split to target weights using a riffle splitter or large single-pass splitter, and weighed dry.  The sample was then placed in a plastic bag with sample ID written on the bag and on a stapled ticket inside the bag.  Prior to transport to the laboratory, quality assurance and quality control (QA/QC) samples in the form of blanks and standard reference materials (SRMs) were inserted in the sample batch.

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The remaining witness or reject sample was collected in a rice bag with "hole ID" and "From To" written on the bag.  The same information was included on a ticket with a second ticket with "sample ID", and placed into the bag.  These samples were retained for up to 12 months, as a semi-permanent record of the original sample for that interval in case any repeat analytical work was required.

During 2018-2020, a rotary splitter was used to collect RC and aircore samples.  It uses a rotating distributor to guide the flow of sample over three sample cutters.  This produces three separate representative samples, primary and duplicate samples from the two side ports, and a third sample for logging from the front port.  The primary and duplicate sample cutters are set to produce the same percentage cut adjustable from 3-15%.  The witness sample falls from the large center chute and is collected in a bag.  After each meter is drilled, the primary and duplicate laboratory samples and  the logging sample are collected.

Witness samples were collected at the rig splitter and the information "hole ID" and "From To" was written on the bag.  The same information was included on a ticket, and a second ticket with "sample ID" information, and both tickets were placed inside the sample bag.  These samples are retained for up to 12 months, as a semi-permanent record of the original sample for that interval in case any repeat analytical work was required.

11.2.2 Core

A cutting line is marked on the core to ensure representative sampling of mineralized structures.  The start and end of each sample interval is marked, either on the core or on a marker block in the core tray.  Core is marked on the left-hand side of the cutting line.  Sampling is generally to 1 m intervals, but bounded by geological considerations with a minimum sampling width of >0.2 m.

A cutting sheet is prepared that assigns a sample number to each sample interval.  The cutting sheet includes sample numbers for blanks, field duplicates and SRMs.  Sample bags are prepared using a pre-labelled sample bag, sealed and weighed.  The QA/QC samples are inserted using a pre-set QA/QC insert procedure.

11.3 Metallurgical Samples

Metallurgical samples were primarily derived from HQ core.

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11.4 Density Determinations

Rock density (specific gravity or SG) is determined by water immersion (Archimedes) methodology on whole or half core.  Saprolite samples are wrapped in cling wrap.

As of January 31, 2020, there are 24,250 original density determinations related to the Médinandi exploitation licence area.  Of these, 22,170 determinations were performed in support of resource updates.

As of January 31, 2020, there are 10,160 original density determinations that relate to the Menankoto Sud exploration permit, and 257 original density determinations that relate to the Bantako Nord prospecting authorization.

11.5 Analytical and Test Laboratories

Table 11-1 presents the assay population source by laboratory.

With the exception of the Fekola Mine laboratory, the analytical laboratories used to date for the Project are independent commercial laboratories.

From January 2011 to June 2013, the primary laboratory was SGS Kayes, in Mali.  The SGS Kayes facility was closed in mid-2013, and samples were subsequently sent to SGS Bamako in Mali from November 2013.

With increased sample volumes, Bureau Veritas in Abidjan, Cote D'Ivoire served as an alternate primary laboratory between July 2017 and July 2018.  The Fekola Mine laboratory has also been used as an alternate primary laboratory since mid-June 2017.

Selected samples were forwarded from Bureau Veritas Abidjan to the Bureau Veritas Vancouver laboratory for multi-element analysis.  Prior to acquisition by Bureau Veritas, this had been the Acme Vancouver laboratory.

SGS Bamako and the Fekola Mine laboratory currently serve as the primary laboratories.

SGS Morila in southern Mali has been used as a secondary laboratory.  Primary samples were sent there periodically, and SGS Morila has also occasionally been used for umpire (check) sampling.  Bureau Veritas Abidjan has been used as an umpire laboratory for SGS Bamako analyses and SGS Bamako has been used as an umpire laboratory for Bureau Veritas Abidjan and Fekola Mine laboratory analyses.

SGS advised that SGS Bamako is currently ISO17025 accredited.  The SGS Kayes and SGS Morila laboratories operated a quality system that SGS considered to be in line with ISO17025 requirements.

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Table 11-1: Assay Population by Laboratory

Location	Laboratory	First Laboratory Report Date	Last Laboratory Report Date	Assays	% of Total
Médinandi exploitation licence	SGS_Kayes	27-Jan-07	04-Jul-13	196,527	49.1
	SGS_Morila	11-Sep-12	13-Oct-12	8,594	2.1
	BureauVeritas	19-Nov-12	10-May-13	10,531	2.6
	SGS_Bamako	19-Nov-13	20-Dec-19	127,937	32.0
	SGS_Lakefield	10-Sep-14	10-Sep-14	548	0.1
	FEK	12-Jun-17	28-Jan-20	42,339	10.6
	BV_Abidjan	26-Jul-17	06-Jul-18	13,866	3.5
	Totals			400,342	100.0
Menankoto Sud exploration permit	SGS_Bamako	22-Dec-13	31-Dec-19	167,510	70.9
	BV_Abidjan	25-Jul-17	13-Jul-18	36,112	15.3
	FEK	31-Jul-17	09-Jan-20	32,594	13.8
	Totals			236,216	100.0
Bantako Nord prospecting authorization	FEK	03-Apr-19	09-Dec-19	8,807	29.7
	SGS_Bamako	18-Apr-19	31-Dec-19	20,844	70.3
	Totals			29,651	100.0

B2Gold was advised that the Bureau Veritas Abidjan laboratory is currently operating to the guidelines of ISO9001 and ISO17025 protocols in accordance with procedures specified within the Bureau Veritas group.  B2Gold was informed that laboratory is currently working on the documentation required to formally have ISO certification in place.

The Bureau Veritas Vancouver (Acme) laboratory has held ISO 9001 accreditations since 1996, and acquired ISO/IEC 17025:2005 accreditations in 2011.

The Fekola Mine laboratory currently holds no accreditations.  Only about 11% of the assays supporting the Mineral Resource estimate for the Fekola deposit were assayed at the Fekola Mine laboratory.

11.6 Sample Preparation and Analysis

The general sample preparation and analytical process is similar for all laboratories:

  Samples are dried and crushed to 75% <2 mm.

  A 1 kg riffle split is pulverized to 85% <75 µm.

  Two 100 g pulp splits are taken from the 1 kg pulp, one to serve as the source of the primary aliquot, and the second to serve as an umpire sample.

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A 50 g conventional fire assay with an atomic absorption spectroscopy (AAS) finish is completed and gold concentrations are reported in parts per million.

Multi-element analysis was performed by Bureau Veritas Vancouver using a variety of digests, with an inductively-coupled plasma (ICP) finish.  These analyses are used as an exploration tool and not for direct resource estimation.

11.7 Quality Assurance and Quality Control

Certified reference materials (CRMs or standards), blanks, and duplicates are inserted in the sample sequence at regular intervals to monitor laboratory accuracy and precision as well as sampling sequencing and precision.  Table 11-2 summarizes the insertion frequency.

11.7.1 Standards

The following standards are used:

  Médinandi exploitation licence:  Three standards are currently in circulation at the Project, and cover material from low to high grades.  A total of 52 different standards have been employed in the drilling contributing to the current resource update.  Seventeen of these standards, representing ~57% of the population, are Geostats Pty Ltd CRMs.  OREAS and CDN standards have also been used;

  Menankoto Sud exploration permit:  Three standards are currently in circulation at the Project, and cover material from low to high grades.  A total of 29 different standards have been employed in the drilling contributing to the current resource update.  Four of these standards, representing ~55% of the population, are OREAS CRMs.  CDN and Geostats standards have also been used;

  Bantako Nord prospecting authorization:  Three standards are currently in circulation at the Project, and cover material from low to high grades.  A total of 14 different standards have been employed.  Five of these standards, representing ~55% of the population, are OREAS CRMs.  CDN standards have also been used.

The standard insertion frequency was modified in February 2015 to one in 38 samples to suit the SGS Bamako oven batch size.  The average standard insertion rate for all drilling contributing to the Fekola resource estimate is approximately one in 32 original samples.

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Table 11-2: QA/QC Insertion Frequency Summary

Location	QA/QC Sample Type	Samples	Primary Samples	% of Original
Médinandi exploitation licence	CRMs	12,635	403,132	3.1
	Blanks	16,238	403,132	4.0
	Field duplicates	13,327	403,132	3.3
	Preparation duplicates	2,312	403,132	0.6
	Laboratory repeat	23,211	403,132	5.8
	Laboratory pulp duplicate	5,095	403,132	1.3
	Umpires	7,930	403,132	2.0
	All QA/QC	80,748	403,132	20.0
Menankoto Sud exploration permit	CRMs	7,244	236,551	3.1
	Blanks	7,170	236,551	3.0
	Field duplicates	6,200	236,551	2.6
	Preparation duplicates	1,452	236,551	0.6
	Laboratory repeat	16,996	236,551	7.2
	Laboratory pulp duplicate	4,435	236,551	1.9
	Umpires	7,932	236,551	3.4
	All QA/QC	51,429	236,551	21.7
Bantako Nord prospecting authorization	CRMs	1,098	30,498	3.6
	Blanks	1,100	30,498	3.6
	Field duplicates	747	30,498	2.4
	Preparation duplicates	354	30,498	1.2
	Laboratory repeat	1,441	30,498	4.7
	Laboratory pulp duplicate	267	30,498	0.9
	Umpires	1,204	30,498	3.9
	All QA/QC	6,211	30,498	20.4

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11.7.2 Blanks

Coarse blanks are submitted with each batch of samples sent to the laboratory.  The blank material is either collected by B2Gold (previously Papillon) employees from a location known to be devoid of any mineralization or purchased from a reputable supplier.  The non-commercial blank material is collected from barren sandstone material in Kéniéba and is processed on site at Fekola.  The blank insertion frequency was modified in February 2015 to one in 38 samples to suit the SGS Bamako oven batch size.  The average blank insertion rate for all drilling contributing to the current resource update is approximately one in 25 original samples.

11.7.3 Duplicate Samples

Four types of duplicates are used to assess the precision of the sampling method and assay analyses; field duplicates (primary sample split, FDUP), pulp duplicates (second split of pulp, SDUP), lab repeats (second fire of primary pulp split, RDUP), and external umpires (secondary lab analysis of pulp reject, UMP).  The systematic insertion of preparation duplicates (coarse reject split, PREPDUP) into the core sample stream was implemented in February 2015.  Prior to February 2015, preparation duplicates were only taken from the metallurgical test hole FK_MET05.

Field duplicates have been inserted at a frequency of one duplicate every 33 samples.  The duplicate is collected from the second split at the RC chip splitter or from quartered core.  Core field duplicate insertion frequency was halved in February 2015 with the implementation of core preparation duplicates.  The average field duplicate insertion rate is approximately one in 33 original samples.

The average preparation duplicate insertion rate is approximately one in 163 original samples.

Pulp duplicates and laboratory repeats are reported at a minimum frequency of one in 76 samples (one per oven batch).  The actual insertion frequency greatly exceeds the minimum (~2 in 76 and ~5 in 76 respectively).  The actual average laboratory pulp duplicate insertion rate for all drilling is approximately one in 68 original samples.  The actual average laboratory repeat rate is approximately one in 16 original samples.

About 5% of samples assaying above detection limit ppm are submitted for umpire analysis.  The samples are distributed equitably in the following gold grade bins:

  <0.25;

  0.25-0.50;

  0.50-1.00;

  1.00-2.50;

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  >2.50 ppm.

11.7.4 Magnetic Susceptibility

Magnetic susceptibility is measured with a Terraplus/Georadis KT-10 magnetic susceptibility meter.  A section of core with known magnetic susceptibility is used at the start of the drill hole and at the end of the drill hole.  Two readings are taken from the core with known values on both sides.  A duplicate reading is taken every 1:10 samples.  The QA/QC data are periodically reviewed.  There are 134,432 magnetic susceptibility readings within the database related to drill holes supporting the Mineral Resource estimate for Fekola, and 32,045 for the Mineral Resource estimate for the Anaconda Area.

11.7.5 Density

A core piece with known weight is used for reference sample readings that are taken at the start of the process and every 25th reading to ensure standard operating procedures are being followed, and weighing scales are being managed correctly.  Duplicate density readings are taken every 10th reading in the drill hole.

B2Gold (following Papillon) uses the water immersion method on drill core as a standard procedure for measuring density.  Measurements are done on air dried whole core samples, typically 10-20 cm long.  Sample frequency by Papillon was one sample per 20-30 m, this was increased to one sample per 5 m under B2Gold.

Bulk density is measured by weighing the sample in air and water, and using the formula:

Mair / (Mair-Mwater) = d

Where, Mair = mass of the sample in air in grams;

water = mass of the sample in water in grams.

Density measurements for saprolite drill samples use a similar procedure to that used on more competent samples.  For saprolite samples, two density measurements are usually done, one before drying and a second after drying.  Samples are wrapped in cling wrap for water immersion weighing.  Samples are typically air dried although oven drying is sometimes used during the wet season.

11.8 Databases

Prior to January 2015, the Project drill hole database was managed remotely by IoGlobal in Perth, WA.  The transition to onsite/in-house database management using MS-Access software was completed in January 2015 by B2Gold employees.  The database is currently managed onsite in the B2Gold standard database format.  The data flow has not changed substantially except for the elimination of the remote hosting.

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As with the IoGlobal system, all field data at Fekola is initially captured on paper.  Data entry personnel enter the data into a series of Excel templates with extensive pick-lists and validation rules.  The drill geologist checks the digital file against the paper original and signs off on a printed copy of the captured data.  The data are imported into Micromine software for checking that drill hole collars are in the correct location and that drill hole data is complete.  This process is overseen by the on-site database manager.  The original paper capture forms are filed by drill hole.

Assay data is imported as text upon receipt from the laboratory, retaining the original laboratory codes.  Text is translated to numeric values within the database.  Assay results are not associated with samples until the results have been QA/QC vetted.  Assay results for blanks and standards are compared with expected results via queries in the database.  After QA/QC validation assays are assigned a Passing (1) or Failing (3) priority.  Failed assays are excluded from database exports.

Export subsets are generated by macros within the database.  These files are created and published to an online file transfer portal after any significant change within the database.

The database includes QA/QC reporting utilities to facilitate tracking standard and blank performance, duplicate precision, and analytical bias.  QA/QC data is reviewed on a continuous basis as data is imported into the database.  Comprehensive QA/QC reports are generated by the local database manager and reviewed by senior staff each month.  B2Gold's International Database Manager also monitors database and QA/QC activities.

The entire database is backed up to an online file transfer portal twice weekly.  These backups are downloaded and stored on the B2Gold file server in Vancouver on a regular basis.

Digital photos are stored on the site server and identified by drilling method and drill hole ID.  Each drill hole is photographed wet and dry, and the picture is named with drill hole ID and interval.  Digital images are backed up to a location separate from the primary database.

11.9 Sample Security

Sample security measures include moving RC samples and core from the drill site to the sample yard at the end of each drill shift and tracking sample shipments using industry-standard procedures.  The QP is of the opinion that core storage is secure because the area is remote, access is strictly controlled and a B2Gold (or Papillon) representative has always been present.

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11.10 Comments on Sample Preparation, Analyses and Security

In the opinion of the QP:

  Sample collection, preparation, analysis and security for RC and core drill programs are in line with industry-standard methods for gold deposits;

  Drill programs included insertion of blank, duplicate, and standard reference material samples;

  QA/QC methods are practiced during magnetic susceptibility and density measurement programs, which are industry-leading practices;

  QA/QC program results do not indicate any problems with the analytical programs (refer to discussion in Section 12);

  Data is subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data.  The checks are appropriate, and consistent with industry standards (refer to discussion in Section 12);

  All core and RC chips have been catalogued and stored in designated areas.

The QP is of the opinion that the quality of the gold analytical data is sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories.

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12.0 DATA VERIFICATION

12.1 Data Checks

12.1.1 Data Entry

Project data is entered or downloaded from various sources (drill logs, surface sampling logs, magnetic susceptibility meters, density measurement logs) into Excel spreadsheets.

The responsible geologist enters the drill hole data into Micromine for first pass validation including checking of collar locations and completeness of downhole data.

All data collected for each drill hole is entered into a series of separate templates for collar, structure, lithology, survey etc. for upload to the B2Gold Access database.

The templates are checked by the on-site database manager prior to upload.

12.1.2 QA/QC

QA/QC data are reviewed on a continuous basis as data arrives from the assay laboratories.  The findings are summarized and published on a monthly basis.  Actions arising from the report are implemented and reviewed the following month.

The B2Gold QA/QC validation rules include:

  A standard analysis more than three standard deviations (SD) from the expected value constitutes a failure (3SDHIGH or 3SDLOW).

  A standard analysis between two and three standard deviations from the expected value generates a warning (WARNHIGH or WARNLOW).

  Two sequential standards more than 2SD from the expected value on the same side of the expected value constitute a bias failure. (BIASHIGH, BIASLOW).

The published standard deviation of artificial standards is often very small (as a percentage of the expected value).  B2Gold employs limits based on the published standard deviation or 3.33% of the expected value whichever is greater.  This practice is based on the verbal advice of Dr. Barry W. Smee, Ph.D., P.Geo. (Smee and Associates Consulting Ltd).

Blank analyses generate warnings at five times the method detection limit and failures when they exceed 10 times the method detection limit.

The treatment of failures is similar to that previously employed by Papillon.  The failure is evaluated in context of the surrounding samples and standards to determine if the failure is possibly the result of a standard or blank misidentification or if the failure is possibly the result of a laboratory mix up of samples or sample numbers.  Sample weights, assays, and Z-scores (deviation of the analysis from the expected value in terms of number of standard deviations) are all used to aid this type of evaluation.

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If it is not possible to determine, with reasonable certainty, that the failure is the result of a standard substitution error or a sample mix-up, either in the submittal or at the lab, re-analyses of all or part of the batch may be requested.

In cases where the failure is within a sequence of low grade/insignificant results the project manager may elect to accept the original certificate, regardless of the failure, on the basis that it will not significantly affect any resource data.

QA/QC data are reviewed on a continuous basis as data is imported into the database. Comprehensive QA/QC reports are generated by the site database manager and reviewed by senior staff on a monthly basis.  B2Gold's International Database Manager also monitors database and QA/QC activities.

Monthly QA/QC reports include:

  A summary of the samples shipped and analyses received during the period with a statement of turnaround time;

  Standard and Blank performance summaries by month, year, and standard type;

  Standard analysis bias summaries by grade bin;

  Individual standard performance tracking plots.  Standard assays are tracked over time for each standard.  Separate plots are generated for initial values, including failures, and final accepted values.  These plots permit evaluation of precision, accuracy, and bias trends for individual standards;

  Blank performance tracking plots:  blank assays are tracked over time.  Separate plots are generated for initial values, including failures, and final accepted values.  These plots permit identification and evaluation of anomalous trends in blank assay performance;

  Duplicate scatterplots:  scatterplots are presented for field duplicates (primary sample split, FDUP), preparation duplicates (coarse reject split, PREPDUP), pulp duplicates (second split of pulp, SDUP), and laboratory repeats (second fire of primary pulp split, RDUP);

  Thompson-Howarth plots are generated for all duplicate types;

  Umpire samples are sent to a third-party laboratory for check analysis on a quarterly basis.

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12.1.3 Results

Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

12.2 Laboratory Inspections

Laboratory visits monitor:

  Sample receiving and laboratory information management system (LIMS) system;

  Sample preparation (drying, crushing, pulverizing and splitting etc.);

  Quality control (instrument maintenance, instrument calibration and control samples, quality control charts etc.);

  Operating conditions;

  Sample blending prior to analysis;

  Overall view of analytical procedures from start to finish.

12.3 Geological Model Checks

Prior to conducting Mineral Resource estimates, the modellers and estimators undertake the following checks:

  Geological interpretation of the model wireframes relative to drill hole data for regolith surfaces, structural models, lithology model, and mineralization wireframes on section and plan, and in 3D space;

  Exploratory data analysis to determine capping levels, composite lengths and geologic model tagging;

  Comparison of grade in drill holes and adjacent blocks in model;

  Comparison of final block model resource with previous resource models;

  Comparison of final grade estimation model with different techniques of estimation and models based on grade control data.

12.4 November 2019 Fekola Mineral Resource Estimate Data Support

12.4.1 Field Duplicates

There are 4,791 first duplicate analysis pairs related to the current resource update drilling where both assays of the pair are above the laboratory detection limit.  The means of these original and duplicate assay pairs are very similar, 0.708 g/t Au versus 0.702 g/t Au, suggesting sample extraction and analytical errors are very low.

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12.4.2 Blanks

Insertion of blank material is part of the routine QA/QC protocol and the insertion frequency averages 1:27.  The very low frequency of blank failures suggests that the laboratories are working cleanly with few sample mix-ups.

12.4.3 Standards (CRMs)

Standard bias is monitored on an ongoing basis.  There is no significant continuous analytical bias apparent in the standard analyses.

12.5 QP Verification

During site visits undertaken in the period 2014 to 2019, the QP personally inspected:

  RC drilling and sampling procedures at the rig during drilling;

  Diamond drilling at various drills and the core retrieval and handling procedures;

  RC sample splitting procedures;

  Core metre and low line marking and geotechnical assessment procedures;

  Core logging procedures, protocols and geological control;

  Core photography procedures and quality;

  Core cutting and sampling procedures;

  Core storage and security;

  Density measurement and density QA/QC procedures;

  Sample shipping and chain of custody procedures;

  Data entry and data verification procedures;

  Spot inspections of data filing and organization;

  Database management procedures;

  Accuracy of geological interpretations and grade interpretations on section and plan, and in geological models.

12.6 Comments on Data Verification

The QP notes the following.

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The checks performed by B2Gold staff, including the continuous QA/QC checks conducted by the database administrator and Project geologists on the assay data and geological data are in line with or above industry standards for data verification.  These checks have identified no material issues with the data or the Project database.

The 2014, 2015, and 2019 technical reports (refer to Section 2.7) included a review of data verification.  No material issues with the data or the Project database were identified at that time.

As part of site visits from 2014-2019, the QP has personally verified data supporting the estimates (refer to Section 12.5).  As a result of the data verification, the QP concludes that the Project data and database are acceptable for use in Mineral Resource and Mineral Reserve estimation, and can be used to support mine planning.

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Fekola Gold Mine Mali NI 43-101 Technical Report

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Introduction

Initial metallurgical testing was undertaken by Papillon.  However, none of this testwork was used in plant design.  The plant design is supported by testwork commissioned by B2Gold, and primarily performed at SGS Lakefield in Ontario, Canada in 2014-2015.  A round of testwork was performed on material from Fekola North Extension in 2018 to determine amenability of treatment through the current plant.  Initial testwork has been conducted on the Anaconda Area at SGS Lakefield.

13.2 Metallurgical Testwork

13.2.1 Fekola

Locations of samples supporting feasibility-level metallurgical testwork were provided in Figure 10-4.  Metallurgical and comminution tests were based on three metallurgical and three comminution domain samples, and 18 metallurgical variability and comminution variability samples.  Domains were established as:

  High grade (HG):  2.0-5.0 g/t Au;

  Hanging Wall (HW):  1.0-2.0 g/t Au;

  Low grade (LG):  0.6-1.0 g/t Au;

A summary of testwork completed at the time of the 2015 feasibility study is provided in Table 13-1.  Laboratories used were independent of B2Gold.  Metallurgical laboratories are not typically accredited.  Results are summarized in Table 13-2.  Overall, the testwork program indicated that:

  The Fekola deposit is classified as hard to very hard competency with above average grinding energy requirements and is moderate to highly abrasive.  The mill feed material is amenable to primary crushing followed by a SAG mill and ball mill with pebble crushing (SABC);

  Fekola mill feed material is predominantly free-milling, is not preg robbing, and is amenable to gold extraction by conventional cyanidation;

  A gravity separation circuit was not warranted for the Fekola deposit.  Instead, a carbon column adsorption circuit is included to recover dissolved gold leached in the grinding circuit to facilitate early recovery of gold, particularly during high gold head grade periods;

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Table 13-1: Completed Metallurgical Testwork, 2015 Feasibility Study

Laboratory	Work Completed
Jenike & Johanson	Particle density determination; compressibility tests; loose and compacted bulk density tests; flow function tests; wall friction determination; critical chute angle determination
SGS Lakefield

JK drop-weight test; Bond low-energy impact test; Bond rod mill grindability test; Bond ball mill grindability test; Bond abrasion test; SMC test

Comprehensive chemical analysis and assay work; gold deportment study by scanning electron microscopy- energy dispersive X-ray spectroscopy (SEM-EDS) and optical microscopy; quantitative evaluation of materials by scanning electron microscopy (QEMSCAN) and X-ray diffraction (XRD) study

Grind and recovery leach testwork for optimum grind size determination

Sample preparation and head analysis

Direct cyanidation with optimum leach conditions; reagent consumption rate determination; diagnostic leaching testing on select samples

Batch SO2/air cyanide destruction tests; continuous SO2/air cyanide destruction tests

Oxygen uptake rate determination

Leach and carbon adsorption kinetic tests; determination of carbon loading isotherm

Comprehensive solution and solids analyses; modified acid base accounting; net acid generation testing; de-ionised water leach; TCLP testing; whole rock analyses; specific gravity determination; determination of particle size distribution; settling tests; drained settling tests; standard Proctor tests; determination of Atterberg limits; air drying tests; Rowe cell consolidation with hydraulic conductivity triaxial tests; humidity cell testing.

Metso	Bond rod mill grindability test; Bond ball mill grindability test
SGS Beckley	Unconfined (uni-axial) compressive strength (UCS) with elastic modulus (UCM)
SGS Lakefield and Dawson Metallurgical Laboratory	Gravity concentration
Process Research Ortech

Leach optimisation testwork on HG to evaluate the effect of each of the following parameters with respect to gold recovery and leach kinetics:  residence time (24 hrs, 36 hrs, 48 hrs); lead nitrate addition (50 g/t, 100 g/t, 250 g/t); cyanide concentration (150 ppm, 250 ppm, 350 ppm, 450 ppm, 550 ppm); dissolved oxygen level (8 ppm, 15 ppm); pulp density (40%, 45%, 50% solids)

SGS Lakefield and FLSmidth

Bench scale sedimentation tests that included the following: flocculant screening; determination of optimum feed solids dilution settling tests; thickener sizing; thickener underflow rheology measurements

Note:  These laboratories are not certified, as is normal for metallurgical testwork facilities, and are independent of B2Gold and predecessor companies.

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Table 13-2: Testwork Results Summary, 2015 Feasibility Study

Test/Study	Comment
Gold deportment	The main gold mineral identified in all three composite samples was native gold (Au >75%, Ag <25%). Trace amounts of calaverite (AuTe2), and unknown alloys of Au-Te-Bi were also identified.
Unconfined compressive strength (UCS)	Ranged from 38.1-106.95 MPa. The UCS values indicate the ore is competent and can be primary crushed using a gyratory crusher
Crushing work indices (CWi)	Ranged from 14.0-15.8 kWh/t, with a median CWi of 14.0 kWh/t. The samples can be characterized as moderately hard to hard
Bond rod mill work indices (RWi)	Ranged from 18.0-21.5 kWh/t, with an 85th percentile RWi of 21.0 kWh/t. The comparative laboratory testing measured similar values for the domain composite samples
Bond ball mill work indices (BWi)

Ranged from 14.1-19.7 kWh/t, with an 85th percentile BWi of 18.4 kWh/t.  The comparative laboratory testing results were higher for the domain composite samples.  Therefore, the design value selected was 20.3 kWh/t, which includes a +10.0% correction factor to the 85th percentile value.  The Bond rod and ball mill work indices are classified as hard to very hard indicating a high grinding energy requirement

Abrasion indices (Ai)	Measured range from 0.213-0.879, with an average abrasion index of 0.525. The samples can be classified as medium to very abrasive.
Drop weight index (DWi)

Showed similar results to the SMC Axb values measured and gives confidence in the results obtained.  The Axb values measured range from 26.0-33.6 and ta values range from 0.32- 0.24.  The design Axb value of 28.1 was derived from the 85th percentile ranking of specific energies determined for each individual ore type.  Overall, all of the samples are characterized as hard to very hard.

Gravity-recoverable gold

Gravity separation gold recovery values ranged from 19.0% (LG) to 29.5% (HW).  These results indicated moderate gravity recoverable gold was present in the samples tested.

E-GRG recovery values after three stages on concentration ranged from 31.4% (HG) to 40.9% (HW).  The results also showed that the concentrate gold grain sizes are within the very fine to fine classification.  Based on these results, and a modeling study by FLSmidth Knelson, a gravity separation circuit was not included in the Fekola process flowsheet.  All subsequent testwork was completed without gravity separation.

Grind/recovery leach

Lower residue grades and higher gold recoveries with increasing fineness of grind.

The calculated gold head grades compared well to the direct head grade.

Very little variation in the gold residue grades which indicated that the samples did not contain free gold or "nugget gold".

The leach kinetic results indicated that all of the samples continued to leach between 8-24 hours, however the conditions had not been optimised.

A grind size (P80) of 74 µm was considered to be the economic optimum for the project

Preg-robbing	No preg robbing characteristics were identified.
Whole ore leach cyanidation optimisation

Leaching profiles showed very fast gold dissolution with a steady state almost reached in 24 hours.  The overall extraction was 90.5% (leach residue at 0.43 g/t Au).  This extraction is 0.7% lower than the overall extraction obtained in 48 hours.  It was considered that a maximum extraction of gold would be reached in 24 hr with further improvement of leaching conditions.

There was basically no effect of lead nitrate addition on gold extraction at 50 g/t and lead nitrate became detrimental to the gold leaching rate when added at 250 g/t.

There was no significant difference in the leaching kinetics in the range of cyanide concentrations tested.  The gold content of the leach residues, however increased when the cyanide concentration was reduced to 250 ppm and lower.  This corresponds to a decrease of gold extraction from 91.1% to 90.0%.  The cyanide addition decreased from 0.89 kg/t NaCN to 0.65 kg/t when the cyanide concentration decreased from 550 ppm NaCN to 350 ppm NaCN, respectively.

A decrease of dissolved oxygen concentration from 15 ppm to 8 ppm resulted in a reduction of gold extraction from 90.7% to 89.1%.  This shows the importance of high dissolved oxygen to optimise gold extraction.

Variation of pulp density from 40 to 50% showed no significant difference in terms of leaching kinetics; however, the overall gold extractions were slightly lower compared to 45% solids.  Therefore, a 45% solids figure was selected as the optimum leach pulp density.

The optimised feasibility conditions were 24-hour leach retention time, 14 to 17 ppm DO (dissolved oxygen) concentration, 350 ppm NaCN concentration, 100 g/t lead nitrate addition and 45% solids.  The leaching profiles and gold content of leach residues indicates that the optimum conditions are highly reproducible.

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Test/Study	Comment
Whole ore cyanidation of variability samples at optimised leach conditions

The gold extractions for HG domain variability samples ranged from 87.3-96.9%, with an average extraction of 94.2% (seven samples).    The other six variability samples had gold extractions that ranged from 94.3-96.9%.  The HG domain composite sample gold extraction was 90.2%, lower than the majority of the variability results.

The LG domain variability gold extractions ranged from 90.5-94.9%, with an average of 92.1% (seven samples).  The LG domain composite sample gold extraction was 90.4%, slightly below the variability sample average.

The HW domain variability gold extractions ranged from 92.4-93.9%, with an average of 93.1% (four samples).  The HW domain composite sample gold extraction was 92.7%.  The average cyanide and lime consumptions for the HW domain composite tests were the lowest of the three domains.

In general, the calculated gold head grades compared well to the direct heads.  The largest variations were in the HG variability sample test results.

Bulk cyanidation

Bulk cyanidation gold extractions were slightly lower than the 1 kg bottle roll test results (90.2%).  Gold extractions ranged from ~86-90%.  The optimum gold leaching conditions were found to be moderately reproducible with the bulk leach of the HG domain composite

Oxygen uptake

All three domain composite samples exhibit high oxygen demand for the duration of the test period.  The addition of oxygen, instead of air, is required to achieve the required dissolved oxygen levels of 13-17 ppm in the leach circuit

Cyanide destruction	Established optimised conditions for the cyanide destruction circuit and produce treated pulp containing <10 mg/L residual CNWAD using the SO2/air destruction process
Carbon modelling

Based on the absence of any preg robbing characteristics and very good adsorption properties, CIP was selected for the Fekola processing plant.  The SGS Lakefield modelling study indicated excellent performance of CIP for Fekola soluble gold recovery.

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Test/Study	Comment
Slurry rheology

The samples exhibited low apparent viscosity at low pulp densities, indicating that 'sanding' of the leach and CIP tanks may pose a problem if the circuit is operated at low pulp densities.  The inclusion of a leach thickener ahead of the leach and CIP circuits allows the slurry tanks to be operated at densities of 45% w/w solids or up to 50% solids for good slurry mixing characteristics.  Pumping of solids at densities up to 70% w/w solids using centrifugal pumps should not be problematic

Thickening and flocculation

The optimum thickener feed density ranges from 8-14%.  A high rate thickener with a diameter of 25 m was selected.  The testwork results show that thickener underflow densities of 45% solids and 60 to 65% solids (w/w) can be readily achieved for the leach and tailings thickener duties, respectively

  The optimum leaching conditions identified are 24 hr cyanidation with 350 ppm NaCN, initial lead nitrate addition of 100 g/t, pH 10.3 to 10.5, dissolved oxygen levels of ~15 ppm and a pulp density of 45% solids (w/w).  The addition of lead nitrate and dissolved oxygen levels of 15 ppm is found to be beneficial in leach kinetics and overall recovery.  Lime and cyanide addition rates are moderate;

  The material typically yields good recoveries (87-97%).  Testwork results show a logarithmic relationship between the measured gold head grade and resulting gold extraction under optimised leach conditions at a grind size of 74 µm;

  Based on the absence of any preg robbing characteristics and very good adsorption properties, a CIP circuit is selected for the Fekola process flowsheet;

  The cyanidation tailings respond well to cyanide destruction treatment using the SO2/air process;

  The mill feed material has a thickener specific settling rate of 0.03 m2/t/d for both the leach and tailings thickener duties.

13.2.2 Fekola North Extension

Subsequent to this testwork, additional evaluations of material from Fekola North Extension was conducted in 2018.  Samples were derived from core holes, and submitted to SGS Lakefield, the primary laboratory for metallurgical and comminution tests.  Gold domains were the same as those defined in the 2015 feasibility study.  There was a total of 14 metallurgical variability samples and six comminution variability samples; three of the comminution variability and metallurgical variability samples are common and cover part of the same drill hole.  Each variability sample was a contiguous length with six variability samples representing six HG, four HW and four LG.  A sub-sample from each of the 14 metallurgical variability samples was compiled to form a Master Composite.

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A summary of testwork completed is provided in Table 13-3.  Testwork results are summarized in Table 13-4.

In general, the samples tested are classified as hard to very hard with medium to abrasive properties.  Fekola North Extension material has similar comminution properties to the original Fekola results.  The existing comminution circuit is suitable for the Fekola North Extension material.  The response of the Fekola North Extension metallurgical variability samples to a whole-ore cyanidation flowsheet using the current Fekola plant leach conditions indicated that the existing leaching circuit conditions are suitable for the Fekola North Extension mill feed material.

The current Fekola plant leaching conditions identified are 24 hr cyanidation with 350 ppm NaCN, initial lead nitrate addition of 100 g/t, pH 10.3-10.5, dissolved oxygen levels of ~15 ppm and a pulp density of 49% solids (w/w) are suitable for Fekola North Extension material.  Lime and cyanide addition rates are similar and continue to be moderate.  Fekola North Extension mill feed material has similar thickening specific settling rates of 0.24 and 0.25 m2/t/d for both the leach and tailings thickener duties.

The average gold extraction for the 14 metallurgical variability samples under existing plant conditions was 91.4%.  The variability samples represented a gold grade range from 0.74-4.34 g/t.  Testwork shows a polynomial relationship between the measured gold head grade and gold residue grade under optimised leach conditions at a grind size of 74 µm.

13.2.3 Anaconda Area

Metallurgical testwork on samples from the Anaconda Area was conducted, with SGS Lakefield the primary laboratory.  Tests included a similar testwork suite to those conducted during the 2015 feasibility study on the Fekola deposit.

In August 2018, three composite samples (about 450 kg each) were collected from RC sample splitter rejects from selected 2018 drill holes for agglomeration testing at McClelland Laboratories, Nevada, USA.  Tests indicated very high cement consumptions (15-20 kg/t) were required to form stable agglomerates for a heap leach operation.

Drill samples were sent to SGS Lakefield in December 2018 and February 2019 for recovery test work, assuming a whole ore cyanidation flowsheet.  Additional tests included leach optimization and carbon modelling.  Master composites were created as required for select tests using equal portions of -10 mesh material from each of three composites.

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Table 13-3: Completed Metallurgical Testwork, 2018 Fekola North Extension Program

Laboratory	Work Completed
SGS Lakefield

SMC test; Bond rod mill grindability test; Bond ball mill grindability test; Bond abrasion test.

Sample preparation and head analysis; direct cyanidation with current Fekola plant conditions; reagent consumption rate determination.

Oxygen uptake rate determination

Leach and carbon adsorption kinetic tests; determination of carbon loading isotherm

SGS Lakefield and FLSmidth

Bench scale sedimentation tests that included the following:  flocculant screening; determination of optimum feed solids dilution settling tests; thickener sizing; thickener underflow rheology measurements

Table 13-4: Testwork Results Summary, 2018 Fekola North Extension Program

Test/Study	Comment
Gold deportment

Gold head grades ranged from 0.74 g/t to 4.34 g/t, and averaged 1.96 g/t, for the 14 metallurgical variability samples.  Silver head grades were low and below the detection limit (<0.5 g/t).  Sulphide head grades ranged from 0.18% to 2.23% and averaged 1.04%.

Axb	Range from 39.7-29.0 and ta values range from 0.36-0.27. Overall, the Fekola North samples are similar to the original Fekola results and characterized as hard.
RWi	Ranged from 18.8-22.3 kWh/t, with an 85th percentile RWi of 21.1 kWh/t.
BWi

Ranged from 16.7-22.1 kWh/t, with an 85th percentile BWi of 19.8 kWh/t.  The Bond rod and ball mill work indices are similar to the original Fekola results and classified as hard to very hard indicating a high grinding energy requirement

Ai	Range from 0.296-0.632, with an average abrasion index of 0.464. The samples are similar to the original Fekola results and can be classified as medium to abrasive.
Whole ore cyanidation of variability samples at Fekola plant leach conditions

The gold extractions ranged from 79.7-96.5%, with an average extraction of 91.4%.

Two higher cyanide concentration tests (CN-2R and CN-3R) achieved similar results and final residue gold grades were within 0.01-0.04 g/t Au.  The final residue grades were also similar in the tests that assessed the impact of using poor-quality quicklime (Fekola Aug 2018) sample.

The effect of grind tests (CN-6R and CN-11R) showed that grind size did not have a large impact on final residue grade for the respective composites.  The residue grades were similar for both sets of tests despite the fact that the grind feed size P80 varied by 25-30 µm.

In general, the samples tested have similar results to the original Fekola composites.  The existing leaching circuit conditions are suitable for the Fekola deposit.

Oxygen uptake

Based on the results of a single test, the Fekola North Extension Master Composite exhibits similar high oxygen demands to Fekola ore for the duration of the test period.  The addition of oxygen as currently designed is required to achieve the target dissolved oxygen levels of 13-17 ppm in the leach circuit

Carbon modelling

The gold adsorption properties are very good and almost identical for both Fekola and Fekola North Extension composites.  Based on the absence of any preg-robbing characteristics and very good adsorption properties, the existing CIP circuit is suitable for the Fekola deposit.  SGS Lakefield also completed a series of CIP modelling simulations that indicated continued good performance can be expected for soluble gold recovery in the CIP circuit

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Test/Study	Comment
Slurry rheology

Fekola North Extension Master Composite exhibits similar rheology to the original Fekola composites.  Pumping of solids at densities up to 70% w/w solids using centrifugal pumps should not be problematic.

Thickening and flocculation

The optimum thickener feed density ranges from 10-13%.  The thickener feedwell includes auto-dilution ports to achieve the desired thickener feed density.

The results from the on-site testwork indicate a thickener unit area at 0.024 - 0.025 m2/t/d is required.  The existing thickeners have sufficient capacity in terms of both the rise rate and mud residence time for both Fekola and Fekola North material.

The testwork results show that thickener underflow densities of 48-50% solids and 60-65% solids (w/w) can be readily achieved for the leach and tailings thickener duties respectively

The gold head grades for the first sample batch ranged from 0.87-0.96 g/t (calculated using plus 3/8 inch and -10 mesh fractions).  The -10 mesh gold head grades (feed samples for testwork) ranged from 0.88-0.99 g/t.  The composite P80s (-10 mesh material) ranged from 52-490 µm.

Anaconda Area head assay data for the second assay batch ranged from 0.81-1.09 g/t Au.  The as-received P80s (2 kg pre-soaked samples) ranged from 59-1,126 µm.

In total, 27 tests (nine per composite) were completed to optimize the leach parameters.  Upon completion, four additional Master Composite tests were completed which further evaluated retention time and cyanide concentration.

The optimization tests consisted of four series of tests:

  Pulp density series:  33, 37 and 40% solids;

  Air vs oxygen tests:  effect of dissolved oxygen concentration in two-hour leach tank;

  Retention time series:  12, 15, 18, and 21-hour tests;

  Master composite tests:  to further investigate retention time and cyanide concentration.

Batch 1

The results from the pulp density series (CN-1 to CN-9) illustrated that the highest gold extractions were achieved at the lowest pulp density (33% solids).  The normalized gold extractions were about 95-96% for all three composites.

Air versus oxygen tests, conducted at a pulp density of 33% solids, indicated that a higher concentration of oxygen did not increase the rate of gold leaching.  In general, the results were basically the same for the air versus oxygen tests and the air tests at 33% solids compared well to the corresponding tests with the same conditions completed during the pulp density series.  The only advantage of adding oxygen appeared to be slightly lower cyanide and lime consumptions.

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All of the retention time series tests were completed at 33% solids and air was sparged during the tests.  There was some variation in the residue assays (and gold extractions) for these tests which made the retention time evaluation somewhat difficult.  The gold extractions for the composites ranged from approximately 92-98% (MEN-AGG-0001), ~95-97% (MEN-AGG-0002), and about 90-95% (MEN-AGG-0003).

Four additional tests were completed using a Master Composite which further evaluated the 12 and 18-hour retention times.  The tests were also used to assess the impact of lowering the cyanidation concentration by 0.05 g/L NaCN.  The gold extractions from the four Master Composite tests were all approximately 94-95%, and residue grades were all 0.05-0.06 g/t gold.  The results indicated that a 12-hour retention time would achieve good gold extractions and the tests were not negatively impacted by a slightly lower cyanide concentration.  A 12-hour retention time was selected as optimum, and was used for subsequent tests and carbon modelling simulations.

Rheology testwork was conducted using the Anaconda Master Composite (Batch #1 leach feed sample).  A two-kilogram sample was ground in laboratory rod mills to the target grind size P80 and used for testing.  Individual rheology test measurements were completed using samples at pH 10.5 and pH 8.5 (all at 37°C).  The target pulp density varied for each test.  Seven samples were submitted for viscosity measurements.

The rheology testwork confirmed that the design pulp density (33% solids) was appropriate and will not have a negative impact on leaching or adsorption.  The critical solids density value achieved at 72 µm was ~44% solids (w/w), and the predicted maximum recommended CIP/CIL solids density was ~37% w/w solids, which corresponded to 10 Pa of yield stress.

Batch 2

Gold extractions using the optimized conditions were 90.6% (0001A), 94.3% (0002A), and 95.6% (0003A).  The average cyanide and lime consumptions (Tests CN-32, 33, and 34) were 0.12 kg/t and 2.74 kg/t, respectively.

Three additional tests were completed using composite MEN-AGG-0001A to further investigate this sample because of the higher than average residue assay witnessed in test CN-32 (0.16 g/t).  Lower gold extractions (and slightly higher residues) were found to be likely due to pulp densities.  When the pulp density was decreased by 3%, the residue grade was 0.08 g/t Au, and the gold extraction was 92.4%.

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Batch #2 whole-ore samples were used for a carbon adsorption kinetic test.  The gold adsorption properties were very good.

A series of carbon-in-leach (CIL) modelling scenarios, and a series of computer simulations (11 in total) were completed.  Modelling was based on a two-hour leach prior to a six-stage CIL circuit, with an overall circuit retention time of 12 hours.  This resulted in a recommendation of a ~9 t/d carbon transfer rate (elution circuit size) and 20 g/L carbon concentration (~30 t of carbon per stage) for any future plant design.

13.3 Recovery Estimates

13.3.1 Fekola

The metallurgical results of leach tests conducted on the master composite and variability samples at the optimum grind and cyanidation conditions indicated overall gold extractions ranging from 87-97%.  The variability sample results show a logarithmic relationship with a strong correlation coefficient (r = 0.86) for the measured gold head grade and resulting gold extraction under optimised leach conditions at a grind size of 74 µm.  The relationship is shown in Figure 13-1.

The overall relationship between gold head grade and gold extraction is shown by the following relationship:

  Gold Extraction (%) = 1.6705 ln (Gold Head Grade (g Au/t)) + 92.218

At a gold head grade of 2.50 g/t Au, the estimated gold extraction for the Fekola deposit is 93.7%.

13.3.2 Fekola North Extension

The metallurgical results of leach tests conducted on the Fekola master composites as well as Fekola North Extension metallurgical variability samples at the optimum grind and cyanidation conditions indicated overall gold extractions ranging from 80-97%.  The variability sample results show a polynomial relationship with a strong correlation coefficient (r = 0.77) for the measured gold head grade and gold residue grade under optimised leach conditions at a grind size of 74 µm.  The relationship is shown in Figure 13-2.  The relationship between gold head grade and gold residue grade is shown by the following relationship:

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  Gold Residue Grade (Au g/t) = -0.0021x2 + 0.0568x + 0.0321

where x = Gold Head Grade (Au g/t).

After predicting the gold residue grade for a gold head grade of 2.50 g/t Au, the estimated gold extraction is 93.6% for the Fekola North Extension area.

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Figure 13-1: Gold Extraction Model, Fekola

Note:  Figure prepared by Lycopodium, 2019.

Figure 13-2: Gold Residue Grade Model, Fekola North Extension

Note:  Figure prepared by Lycopodium, 2019.

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13.3.3 Anaconda Area

Gold extractions on the Batch 1 and Batch 2 samples ranged from ~90-96% for the three composites (both batches and Master Composite).  An average 95% recovery in the saprolite material can be used for resource estimation purposes.

13.4 Metallurgical Variability

Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones.  Samples were selected from a range of locations within the deposit zones.  Sufficient samples were taken so that tests were performed on sufficient sample mass.

13.5 Deleterious Elements

No deleterious elements are known from the processing perspective.

13.6 Comments on Mineral Processing and Metallurgical Testing

The QP notes the following.

Material from Fekola and Fekola North Extension is amenable to treatment through the existing Fekola plant.  No changes are required to the plant in terms of the type of mineralization that will be mined during the LOM.

The metallurgical recovery forecast for material from Fekola and Fekola North Extension is an average of about 93.6%.  A recovery estimate of 95% can be used for the Anaconda Area mineralization.

No deleterious elements are known from the processing perspective.

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14.0 MINERAL RESOURCE ESTIMATES

14.1 Fekola

14.1.1 Introduction

The Mineral Resource model for the Fekola deposit was updated by B2Gold in November 2019 to include new drilling completed since the previous resource model (October 2018). The updated model was used for reporting Mineral Resources and Mineral Reserves and provide a model of the deposit for future mine production.

Geological and structural logging and assay results from RC, core, and RC with core tail drill holes were used as the basis of the three-dimensional (3D) models of regolith, lithology, structure, mineralization zones and gold grade estimates.  Additional aircore and auger drill holes were used in the modeling of the regolith surfaces (refer to Section 10).

The block model dimensions extend 1,380 x 3,880 x 660 m (east x north x vertical).  The model is a Datamine subcell model with reblocking to 5 x 10 x 5 m for Mineral Resource reporting and reblocking to 5 x 20 x 10 m for mine planning and Mineral Reserve reporting.

The drill hole data cut-off for this model was 20 October, 2019 with the resource model completed on 22 November, 2019.  Mineral Resources are reported with an effective date of 31 December, 2019.

14.1.2 Exploratory Data Analysis

Statistics were completed on gold assays by logged pyrite content, shearing intensity, alteration mineralogy, lithology, vein types, structure, texture, grain size and sulphide content.  The statistical results confirm the field observations that an increase in pyrite content, increase in shearing intensity and alteration are the strongest identified controls on gold mineralization.

14.1.3 Geological Models

Structural, pyrite, mineralization domains, regolith and certain lithology interpretations (as 3D solids or surfaces) were updated for the November 2019 model.  Lithology was modeled with a focus on the contact between the footwall-phyllite and banded siltstone-mudstone.  Drilling results available at the database cut-off date, re-logging of select older drill samples, and shear and structural logging were used in the updated models.

The final 3D models are a result of an iterative process of building a preliminary structural model followed by lithological, pyrite intensity and shear zone models.  Certain marker lithologies and pyrite zonation supported modification of the structural model.  Structural logging of exploration drill core, along with structural and mineralization zone trends from pit mapping and grade control data were used in the interpretations.

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Lithology Model

The main lithological units including banded siltstone-mudstone, mass flow breccia, footwall-phyllite, diorite and marble were interpreted on a series of two-dimensional (2D) sections by the Fekola site exploration geologists.  These interpretations, in conjunction with an extensive re-logging program that was focused on the footwall-phyllite/banded siltstone-mudstone contact, were using as the basis of the 3D lithology model.

The footwall-phyllite/banded siltstone-mudstone contact is an important contact with respect to structural and mineralization controls.  The contact runs nearly parallel to the main Fekola Fault and Fekola High Strain Zone.  Mineralization can transition from high grade to un-mineralized in distances as small as 10 m, when crossing this contact into un-altered footwall-phyllite.

At the deposit scale, grouped lithological units exhibit asymmetric, east-verging folds with local structural thickening of individual units at fold hinges and corresponding attenuation along fold limbs.

Structural Modeling

Starting in 2015, RC and core drill holes were re-logged for intensity of shearing and associated alteration.  This work included capturing additional bedding, shearing, and linear orientation data from diamond drill holes.  Those measurements were used to build 3D form surfaces in Leapfrog software of both folding and shearing planes.  These structural form surfaces suggest overprinting shearing created tighter folding in the Fekola North Extension relative to the more open folds in the main Fekola deposit area and Fekola South.

Pyrite Model

3D models of percent pyrite >3% and >4% were built.  The >3% pyrite model closely matches the >0.4 g/t Au mineralized domains.

Mineralization Domains

Mineralization domains at nominal grade thresholds of 0.1 g/t (code=101), 0.4 g/t (104), and 2.0 g/t (120) were modeled as 3D solids.  The main controls on the geometry of the mineralization domains were derived from the linear and planar elements of the structural model.  Figure 14-1 shows a cross section of the structural model and mineralization zones within the Fekola deposit.

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Figure 14-1: Cross Section Mineralization Zone Interpretation

Figure prepared by B2Gold, 2018. Section looking north.  Scale bar shown in metres.

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Weathering Domains - Regolith Models

A major campaign of regolith re-logging was completed in 2017 and 2018.  Surfaces at the base of overburden (includes laterite), saprolite, and saprock were built.  A separate solid wireframe (not surface) for the gravel unit was constructed.  The fresh rock model includes all unweathered rock types, and the majority of the mineralization.

14.1.4 Density Assignment

Densities were applied to the block model by mineralization domain for fresh rock and range from 2.74-2.81 t/m3.  Higher-grade mineralization domains have slightly higher density.  These densities are based on water-immersion density measurements done at the Fekola exploration site.

Densities for overburden, gravels, saprolite and saprock range from 1.6-2.2 t/m3 and are based on a combination of project-wide measurements and reasonable assumptions by material type.

14.1.5 Grade Capping/Outlier Restrictions

Gold grade statistics by mineralization domain show the average grade is higher for the higher-grade domains and the variability for each zone is relatively low.  Average gold grades by distance from the mineralization domain contact were plotted on contacts plots.  All plots show a 2-3 m transitional increase (or decrease, depending on direction) in grade when moving away from the contact, and do not display a sharp, distinct change in grade.

Capping levels were primarily determined from assay distributions on lognormal probability plots and spatial review of the data.  Assays above the capping thresholds are distributed throughout the higher-grade portions of the deposit,  Assay capping levels are shown in Table 14-1.

Uncapped and capped assay gold grade statistics show that all domains, even before capping, have low variability.

14.1.6 Composites

A down-hole composite length of 2 m was chosen based on the mining method and bench/flitch height.  A new composite was started at mineralization domain changes.  Composite lengths vary a small amount to avoid small "residual" composites at the end of intervals.  Assay grades were capped prior to compositing.  Statistics on capped 2 m gold grade composites by mineralization domain show all domains indicate a low level of grade variability.

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Table 14-1: Capping Levels and Metal Reduction by Mineralization Domain

Grade Zone	Au Cap (g/t Au)	No. of Assays	No. of Assays Capped	Percent of Assays Capped (%)	Percent Metal Reduction * (%)
120: Au > 2.0 g/t	30.0	11,566	55	0.48	-1.0
104: 0.4<Au<1.0 g/t	5.0	34,607	160	0.46	-1.8
101: 0.10<Au<0.4 g/t	1.5	56,914	101	0.18	-2.0

Note:  * Percent metal reduction on raw assay basis

14.1.7 Variography

Variograms (correlograms) were run on 2 m capped composites and modelled for each mineralization domain separately and all domains combined to evaluate spatial continuity and trends of gold mineralization.  The variogram models used for block grade estimates were based on composites from all grade zones (101, 104 and 120 combined) with an adjustment to the nugget (and associated structures) based upon the individual grade zone variograms.

14.1.8 Estimation/Interpolation Methods

Mineralization domain wireframes were coded to subcells (minimum 2.5 x 5 x 2.5 m) with mineralization domains serving as hard boundaries for grade estimation.  Gold grades were estimated into parent blocks (5 x 20 x 10 m) using 2 m capped composites for each domain.  Simplified overall orientation zones (not the individual mineralization domains) were used to control Datamine's dynamic anisotropic search.

Composites were shared across the saprolite/fresh boundary for estimation.  In areas where saprolite is mineralized, the mineralized portion of saprolite has a similar grade tenor relative to fresh.  Grades were not estimated in overburden.

Ordinary kriged (OK) and nearest neighbor (NN) grades were estimated into parent-sized blocks, with Mineral Resources reported from the OK estimate.  The estimation plan is summarized in Table 14-2.

The sub-celled model (minimum block size 2.5 x 5 x 2.5 m) was regularized to a block size of 5 x 10 x 5 m for resource reporting.  Re-blocking accounts for the gradational change in grade observed over 2-3 m from the mineralization domain contacts.  At a cut-off of 0.5 g/t Au, the reblocked model compared to the subcelled model is -1.6% on tonnage, -2.0% on grade and -3.6% on contained gold.

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Table 14-2: Gold Grade Estimation Plan

Pass Number	Search Dimensions (m)			Max Composites Per Drill Hole	Minimum Composites	Maximum Composites
	X	Y	Z
Pass 1	25	60	40	3	4	12
Pass 2	37.5	90	60	3	4	12
Pass 3	200	480	320	3	3	9

14.1.9 Block Model Validation

Block grade estimates categorized as Indicated and Inferred were validated using the following methods:

  Visual comparison of block grades to composites on cross sections and levels;

  Comparison of global block statistics for NN and OK models;

  Swath plots to review potential local biases in the estimates;

  Comparison to grade control model results.

Block grade estimates were visually inspected relative to drill hole composite grades on sections and levels using paper plots and on screen.  Mineralization domains coincide with the current structural and lithological understanding of the deposit with domains imposing a strong control on the grade estimates.  Local grade variability is sometimes high; however, block grade estimates reasonably represent composite grades. The "hanging wall" area has more grade variability than the main high-grade shoot.

The global means at 0 g/t Au cut-off for OK and NN subcell estimates for individual mineralization domains and for all mineralization domains compare within acceptable levels for Indicated and Inferred blocks (1.8-4.1% difference for individual domains and 2.2% difference for all domains combined).

A local bias check was done using swath plots showing (above 0 g/t Au cut-off) 'raw' 2 m composite grades, OK grades from the sub-celled model, and NN and OK grades from the re-blocked model used for resource-reporting.  The swath plots show mean grades by easting, northing and elevation for Indicated and Inferred blocks (not within the conceptual pit).

The OK estimates typically track very closely to the declustered (NN) distributions.  The re-blocked OK distribution is slightly smoother and lower grade than the sub-celled distribution, as expected.  Areas with large differences between the different estimates correspond to areas with a small number of composites, usually occurring at the farther extents of the deposit where drill density is lower, and blocks are more likely to be in the Inferred category.

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The primary check on the model is the comparison to grade control. Grade control polygon reports provided by the mine, from start of mining in 2017 through December 2019 were compared to the Mineral Reserve block model (5 x 20 x 10 m blocks).  Over this period, the November 2019 model was -2.0% on tonnage, +1.5% on gold grade and -0.4% on contained ounces.

14.1.10 Classification of Mineral Resources

Resource classification was assigned to parent blocks (5 x 20 x 10 m) based on the following:

  Measured:  No blocks assigned as Measured;

  Indicated:  55 x 55 m drill spacing;

  Implementation:  block with estimated grade using a minimum of two drill holes within a search with 50 m radius and a minimum of one drill hole within 27.5 m;

  Inferred:  100 x 100 m drill spacing;

  Implementation: block with estimated grade using a minimum of two drill holes within a search with 97.5 m radius and a minimum of one drill hole within 50 m.

A boundary wireframe was used to convert isolated Indicated blocks to Inferred to maintain continuity of blocks classified as Indicated.  This boundary was built linking sectional strings to generate a wireframe surface.  Any Indicated blocks below this surface were converted to Inferred.

14.1.11 Reasonable Prospects of Eventual Economic Extraction

Mineral Resources considered potentially amenable to open pit mining methods were constrained within a conceptual Lerchs-Grossmann (L-G) pit shell using the parameters in Table 14-3.

Operating costs are based the 2019 budget and 2019 LOMP (see Section 15 for additional details on the cost basis and other pit optimization parameters).  Based on these costs, and a gold price of $1.500/oz, the break-even cut-off grade is 0.47 g/t Au. Mineral Resources are reported above a cut-off grade of 0.5 g/t Au.

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Table 14-3: Conceptual Pit Shell Parameters, Fekola

Parameter	Unit	Value
Gold price - resources	US$/oz	1,500
Gold recovery (process)%		94.0
Mining cost (1)	US$/t mined	2.27; plus incremental haulage cost of US$ 0.03/t per 10 m bench.
Process cost (2)	US$/t processed	15.32
Site general cost	US$/t processed	4.27
Selling cost (3)	$/oz produced	126.25
Pit slopes	Degrees	22-34 (near surface: saprolite and transition zones) 41-47 (fresh rock)

Notes:

(1) Mining cost includes $1.67/t operating cost + $0.15/t site general + $0.45/t sustaining capital.

(2) Process cost includes $14.12 operating cost + $1.20 sustaining capital.

(3) Selling cost includes 8.25% royalties and taxes (3% net revenue tax, 3% gross gold revenue special tax, 0.6% product value stamp duty, and 1.65% net revenue royalty) plus cost of dore transportation, security, insurance, and refinery charges.

14.2 Anaconda Area

14.2.1 Introduction

The Mineral Resource estimate for the Anaconda Area includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock.  This mineralization occurs near surface and remains open along strike.

14.2.2 Geological Models

A regolith model, including bases of laterite, saprolite and saprock, was built in 3D from detailed drill hole logging of weathering intensity and lithology.  Mineralization zones at nominal grade thresholds of 0.2 and 0.6 g/t Au were built in 3D and were used to control the gold grade estimates.

14.2.3 Density Assignment

A total of 1,641 bulk density measurements using the water-displacement method on dried laterite, saprolite and saprock samples were completed at the project site.  The average dry densities used for tonnage and contained metal estimates are 2.07 t/m3 for laterite, 1.44 t/m3 for saprolite and 1.90 t/m3 for saprock.

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14.2.4 Grade Capping/Outlier Restrictions

Gold assays were capped prior to compositing to 2 m intervals, with capping at 2.5 g/t Au for the 0.2 g/t shell, 16 g/t Au for the 0.6 g/t shell and 2.0 g/t Au for laterite.  Capping levels were based on statistics and spatial consideration of the high-grade assays.

14.2.5 Estimation/Interpolation Methods

Regolith (weathering intensity) and mineralization zone wireframes were coded to the block model using a minimum subcell size of 5 x 5 x 1 m.

Gold grades were estimated into parent blocks (20 x 20 x 2 m) with OK using 2 m capped composites. ID2 and NN estimates were run as checks.  Mineralization domains were used as hard boundaries for grade estimation.  Dynamic anisotropic searching in Datamine was used to control the directions of the search ellipses.  Search distances and the general estimation plan are shown on Table 14-4.

14.2.6 Block Model Validation

The block model estimates were visually checked against input composite data  on screen and paper plots. Additional checks completed include swath plots, and comparison of original and declustered composites versus kriged block model results by domain.

14.2.7 Classification of Mineral Resources

No Measured or Indicated Mineral Resources were classified.

Inferred Mineral Resources are supported by a nominal drill hole spacing of 80 m x 80 m; however, 90% of the reported resource has been drilled to a tighter 40 m x 40 m drill spacing.

14.2.8 Reasonable Prospects of Eventual Economic Extraction

Mineral Resources are reported within a conceptual L-G pit shell assuming a gold price of US$1400/oz, gold recovery of 95%, mining cost of US$1.75/t, processing cost of US$8.10/t mill feed, general and administrative (G&A) cost of US$2.75/t mill feed, selling cost of $92.00/oz produced  and 35º pit slope angles. The break-even cut-off grade is 0.27 g/t Au. Mineral Resources are reported above a cut-off grade of 0.35 g/t Au.

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Table 14-4: Anaconda Area Grade Estimation Plan

Domain	Search Size (m) Strike-Dip-Across	Min. Comps	Max. Comps	Max per Hole	Composite Length (m)
Search Pass 1	50 x 50 x 15	5	16	4	2.0 m
Search Pass 2	75 x 75 x 22.5	5	16	4
Search Pass 3	125 x 125 x 40	2	12	4

14.3 Mineral Resource Statement

Indicated Mineral Resources are reported in Table 14-5, inclusive of those Indicated Mineral Resources converted to Probable Mineral Reserves.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.  Inferred Mineral Resources are provided in Table 14-6.

The Qualified Person for the Mineral Resource estimate is Mr. Tom Garagan, P.Geo, Senior Vice President, Exploration and an employee of B2Gold.  The Qualified Person for the stockpiles estimate is Mr. Peter Montano, P.E., Project Director, an employee of B2Gold.

14.4 Factors That May Affect the Mineral Resource Estimate

Factors that may affect the Mineral Resource estimates include:

  Metal price and exchange rate assumptions;

  Changes to the assumptions used to generate the gold grade cut-off grade;

  Changes in local interpretations of mineralization geometry and continuity of mineralized zones;

  Changes to geological and mineralization shapes, and geological and grade continuity assumptions;

  Density and domain assignments;

  Changes to geotechnical, mining and metallurgical recovery assumptions;

  Change to the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates;

  Assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

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Table 14-5: Indicated Mineral Resource Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Fekola Open Pit	105,800	1.72	5,870
Stockpiles	4,800	1.19	180
Total Indicated Mineral Resources	110,600	1.70	6,050

Table 14-6: Inferred Mineral Resource Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Fekola	7,000	1.23	280
Anaconda	21,600	1.11	770
Total Inferred Mineral Resources	28,600	1.14	1,050

Notes to accompany Mineral Resource Tables:

1. The Qualified Person for the resource estimate is Mr. Tom Garagan, P.Geo., B2Gold's Senior Vice President, Exploration.

2. The Qualified Person for the stockpile estimate is Mr. Peter Montano, P.E., B2Gold's Project Director.

3. Mineral Resources have been classified using the 2014 CIM Definition Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.  For the Anaconda Area, Mineral Resources were prepared in March 2017 and have an effective date of 31 December, 2019.  For Fekola, Mineral Resources have an effective date of 31 December, 2019.

4. For Fekola, Mineral Resources are reported on a 100% basis. B2Gold holds an 80% attributable interest, the remaining 20% is held by the State of Mali.  For the Anaconda Area, Mineral Resources are reported on a 100% basis. B2Gold holds an 85% attributable interest; under the Mali Mining Code (2012), the State of Mali has the right to a 10% free-carried interest, with an option to acquire an additional 10% participating interest; and 5% is held by a third party.

5. Mineral Resource estimates for Fekola and the Anaconda Area assume an open pit mining method.  For Fekola, a gold price of US$1,500/oz, a metallurgical recovery of 94.0%, and average operating cost estimates of US$2.27/t mined (mining), US$15.32/t processed (processing) and US$4.27/t processed (general and administrative) were used for pit shell generation.  For the Anaconda Area, a gold price of US$1,400/oz, a metallurgical recovery of 95%, and average operating cost estimates of US$1.75/t mined (mining), US$8.10/t processed (processing) and US$2.75/t processed (general and administrative) were used for pit shell generation.

6. Mineral Resources are reported at a cut-off of 0.5 g/t Au for Fekola and at a cut-off of 0.35 g/t Au for the Anaconda Area.

7. Stockpiles: Mineral Resources in stockpiled material were prepared by Fekola mine site personnel. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control methods.

8. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

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There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

14.5 Comments on Mineral Resources

The QP notes the following.

Mineral Resources are reported in accordance with the 2014 CIM Definition Standards.

There is upside potential for the estimates if mineralization that is currently classified as Inferred can be upgraded to higher-confidence Mineral Resource categories.

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15.0 MINERAL RESERVE ESTIMATES

15.1 Introduction

Mineral Reserves have been converted from Indicated Mineral Resources.  Inferred Mineral Resources were set to waste.  The mine plan assumes open pit mining using conventional mining methods and equipment.

15.2 Mineral Reserves Statement

The Mineral Reserve estimate for the Project reported within the ultimate pit design is presented in Table 15-1.  The Qualified Person for the estimate is Mr. Peter Montano, P.E., B2 Gold's Project Director.  The estimate has an effective date of 31 December, 2019.

15.3 Factors that May Affect the Mineral Reserves

Factors that may affect the Mineral Reserve estimates include:

  Changes to the gold price assumptions;

  Changes to pit slope and geotechnical assumptions;

  Unforeseen dilution;

  Changes to hydrogeological and pit dewatering assumptions;

  Changes to inputs to capital and operating cost estimates;

  Changes to operating cost assumptions used in the constraining pit shell;

  Changes to pit designs from those currently envisaged;

  Stockpiling assumptions as to the amount and grade of stockpile material required to maintain operations during the wet season;

  Assumptions used when evaluating the potential economics of Phase 8 of the Fekola pit;

  Changes to modifying factor assumptions, including environmental, permitting and social licence to operate.

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Table 15-1: Mineral Reserves Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Open Pit	55,400	2.29	4,080
Stockpiles	4,100	1.27	170
Total Probable Reserves	59,500	2.22	4,250

Notes to Accompany Mineral Reserves table:

1. Mineral Reserves have been classified using the 2014 CIM Definition Standards, and have an effective date of 31 December, 2019.

2. Mineral Reserves are reported on a 100% basis. B2Gold holds an 80% attributable interest; the remaining 20% interest is held by the State of Mali.

3. The Qualified Person for the reserve estimate is Peter D. Montano, P.E., B2Gold's Project Director.

4. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,350/oz, metallurgical recovery of 94%, selling costs of US$113.88/oz including royalties, average mining cost of US$2.27/t mined, average processing cost of US$15.32/t processed, and site general costs of US$4.27/t processed.

5. Reserve model dilution and ore loss was applied through whole block averaging such that at an 0.8 g/t Au cut-off there is a 0.7% increase in tonnes, a 1.7% reduction in grade, and 1.0% reduction in ounces when compared to the Mineral Resource model.

6. Mineral Reserves are reported above a cut-off grade of 0.8 g/t Au.

7. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

15.4 Block Model Review

As part of the block model review process, the grade-tonnage data reported within the pit limits was compared to the previous Mineral Resource and Mineral Reserve estimate, grade control information, and processing results.  The reconciliation of the resource estimates and mined tonnage supports whole block dilution at the resource model block size.  The mining cost estimates include the grade control drilling and sampling costs to achieve sufficient data resolution for the delineation of the ore outlines.

15.5 Pit Optimization

Pit shell and stage development is shown in Figure 15-1.  A staged pit development strategy was the key in the production schedules to defer the waste mining requirements and bring forward the mining of high-grade mineralized material.  The 410 m deep ultimate pit is planned for development in a sequence of nine phases.

Pit optimisations were carried out using Whittle pit optimisation software.  The sequence of pit shells obtained from optimisations were analysed to define a practical mining sequence for the pit stage designs.

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Figure 15-1: Pit Phase Design

Note:  Figure prepared by B2Gold, 2020.

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For given block model, cost, recovery, and slope data, Whittle software determines a series of incremental pit shells, in which each shell is an optimum for a slightly higher price factor.

In the analysis of the incremental pit shells, indicative net present values (NPV) are calculated by discounting the preliminary cash flows over time.  The reported NPVs in pit optimisation results are indicative operating values for relative comparison purposes only.

As well as the indicative NPVs, the incremental operating cost per ounce for the pit shells is also reported to guide the pit shell selection and design process.

In addition to the base case pit optimisation to determine the ultimate pit limits, further optimisations were carried out to determine the sensitivities around the base case results.

Parameters used in optimization are summarized in Table 15-2.

15.5.1 Base Mining Cost Estimate

The mining cost estimates were derived from the 2020 budget, 2019 LOMP, and mining equipment productivity and cost estimates.  The estimates were compared to cost data for similar projects.  The equipment ownership costs were included in the estimates for pit optimisation purposes, considering the relatively long mine life compared to the life cycle of the equipment in most cases.

The average cost of mining is estimated at $2.27/t mined which includes $1.67/t in operating costs, $0.15/t of site general costs and $0.45/t of sustaining capital which includes equipment replacement and rebuild costs.  An incremental haulage cost of US$0.03/t per 10 m bench was applied to account for additional haulage costs as the pits deepen and lower haulage costs during the initial benches of each phase.

15.5.2 Processing Costs

The 2019 LOMP was based on a nominal 7.5 Mt/a processing rate, which was revised to a planned throughput rate of 7.75 Mt/a for the 2019 budget.  Processing costs were conservatively estimated by using the average of the life of mine and budget costs.

15.5.3 Gold Price, Royalty and Discounting

A gold price of US$1,350/oz Au was used in the pit optimisations and the calculation of the break-even cut-off grade for Mineral Reserves reporting.

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Table 15-2: Pit Optimization Parameters

Parameter	Unit	Value

Gold price	$/oz	1,350
Mined tonnage	Mt/year	78.5
Processed tonnage (planned throughput rate)	Mt/year	7.75
Mining cost	$/t mined	1.67
Processing cost	$/t processed	14.12
G&A cost	M$/year	44.10
G&A mining	% of G&A	25
G&A mining	$/t mined	0.15
G&A processing	% of G&A	75
G&A processing	$/t processed	4.27
Sustaining capital cost mining	M$/year	33.26
Sustaining capital cost mining	$/t mined	0.45
Sustaining capital cost processing	M$/year	9.32
Sustaining capital cost processing	$/t processed	1.20
Whittle mining cost	$/t mined	2.27
Whittle processing cost	$/t processed	19.59
Selling cost	$/oz produced	113.88
Mining sinking rate	$/10 m bench	0.03
Processing recovery	% of contained	94.0
Cut-off grade (calculated)	g/t	0.52
Cut-off grade (applied)	g/t	0.80
Pit slopes (fresh rock)	degrees	41-47
Pit slopes (saprolite/transition)	degrees	22-34

Note:  the gold process recovery used is the recovery in the 2019 LOMP.

Taxes and royalties include a 3% net revenue tax, 3% gross gold revenue special tax, 0.6% product value stamp duty, and 1.65% net revenue royalty totaling US$113.88/oz Au.  The operating cash flows were discounted at 5% per annum to calculate the indicative NPV values for the comparison of optimal pit shells and production schedule options.

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15.5.4 Process Recovery and Cut-Off Grades

Process recovery has consistently exceeded the grade-dependent equation used during the 2015 feasibility study.  During operations in 2018 and 2019, a variety of ore types and grades were processed, and metallurgical recovery has averaged 94.5% for the Project to date.  The recovery for the life of mine was assumed to be 94.0% for pit optimization and production scheduling.

15.5.5 Dilution

Reserve model dilution and ore loss was applied through whole block averaging such that at an 0.8 g/t Au cut-off there is a 0.7% increase in tonnes, a 1.7% reduction in grade, and 1.0% reduction in ounces when compared to the Mineral Resource model.  For pit optimization runs, ore tonnage was increased by 5% with zero grade, and a mineralized material loss factor of 2% was applied.

15.6 Comments on Mineral Reserves

The QP notes the following.

Mineral Reserves are reported using the 2014 CIM Definition Standards.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Reserves that are not discussed in this Report.

There is upside potential for the estimates if mineralization that is currently classified as Mineral Resources potentially amenable to underground mining methods can be converted to Mineral Reserves following appropriate technical studies, or if higher gold prices support a larger open pit.

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16.0 MINING METHODS

16.1 Overview

The mining method for the Fekola deposit is via conventional open pit mining with the operations strategy based on owner-operator mining equipment and labour.

The base case mine production schedule involves the movement of a total 78.5 Mt/a of ore and waste to sustain a planned throughput rate of 7.75 Mt/a of high-grade ore while stockpiling as much as 5.8 Mt of low-grade mineralization and 8.3 Mt of currently sub-economic mineralization.

The mine design is based on cutback widths between 250-450 m as guided by Whittle analysis, with a minimum mining width of 40 m on all benches except the floor of the ultimate pit, where the widths will be 25 m.  Nominal road and ramp widths of 27 m are used where the 90 t capacity trucks operate, and a ramp with of 35 m is used where truck fleets are mixed capacity, or the 180 t capacity trucks are in operation.  The lowermost benches of phases are designed with single ramp access.  The ramp gradient is designed up to 10%.

Waste storage facility design is based on 15 m vertical lifts with 36º faces and 30 m berms, when initially constructed.  Facility location considerations are based on minimising haulage, surface water drainage and area availability.  Large berms are designed to facilitate use of equipment during reclamation, as during the reclamation process, the faces will be re-sloped.

The total mine life is nine years for the development of a 410 m deep ultimate pit in nine stages to support nine years of processing.

16.2 Geotechnical Considerations

The geotechnical appraisal and pit slope recommendations for the 2015 feasibility study were provided by George, Orr and Associates (GOA).  Additional geotechnical studies were completed in 2017 by Global Resource Engineering Ltd., and by Xstract Mining Consultants in 2019.  These studies considered additional drilling information, as well as operational observations from exposed areas in the mine to support the expansion of the open pit to the north, and at depth.

Ground conditions in the Fekola staged pits were interpreted from evaluations made on geotechnical drill hole cores (including use of an optical and acoustic imaging televiewer device), unconfined compressive strength (UCS) tests carried out on representative core samples, and local structural geological conditions.

Future wall stability is expected to be governed principally by the presence, attitude, and shear strength parameters of the geological structures occurring within the walls.  Analysis has been performed to assess the stability against large scale wall collapses (rotational wall failures).

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Zones of highly fractured rock (termed "broken core zones") occur in the hanging wall and footwall of the Fekola Fault.  Northeasterly-striking faults are also inferred to occur at the deposit.  Bedrock is covered by an approximately 10-15 m thick layer of transported (pebbly) alluvium.

2D stability analysis results imply that the future wall stability against potential rotational collapses affecting the integrity of the whole slope will remain adequate for mining purposes.  This is provided that slopes are not mined at steeper overall angles than recommended and the effective wall depressurisation (i.e. dewatering) is carried out.

The overall slope angles vary from 41-47° around the pit rim, mainly depending on the extent and location of the broken core zones.  The effect of access ramps on the pit walls were allowed in the definition of the overall slope angles.

The definition of the pit slope domains and the recommended slope design parameters used in the pit optimisations and designs are detailed in Table 16-1.  The slope design may vary slightly at the lower levels of the pit design to maximise recovery of ore rwhere access ramps can act as berms.

16.3 Hydrogeological Considerations

Hydrogeological investigation results including ground water modelling and pit dewatering estimates were provided by Knight Piésold Consulting (Knight Piésold) in September 2014.

Results of hydrogeological investigations indicated that the pre-mining groundwater table was located at depths of between 2-5 m around the pit perimeter.  Observations through operations to date continue to confirm these conditions.

The current operations have encountered minor to moderate seasonal inflows from pit walls at the base of the colluvial and lateritized zone, and significant inflows at the pit base, starting at roughly the zero elevation.

The pit floor responds well to dewatering using 600 kW pumps in pit floor sumps, when mining in moist conditions.  Additional geotechnical and hydrogeological investigation is planned.

16.4 Open Pit Design

A staged pit development strategy was the key in the production schedules to defer the waste mining requirements and bring forward the mining of high-grade ore.

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Table 16-1: Pit Slope Design Parameters

Slope Design Sectors			2020 LOM Design
Sector 1 (All)		Bench height (m)	10.0
Saprolite		Berm width (m)	20.0 *
>120 RL		Batter angle (º)	40.0
		Inter-ramp angle (º)	17.4 **
Sector 2 (All)		Bench height (m)	10.0
Saprock		Berm width (m)	12.0
120-110 RL		Batter angle (º)	70.0
		Inter-ramp angle (º)	32.6
Sector 3 (West)		Bench height (m)	10.0
Transition zone		Berm width (m)	9.0
110-60 RL		Batter angle (º)	80.0
		Inter-ramp angle (º)	37.6 ***
Sector 3 (East)		Bench height (m)	10.0
Transition zone		Berm width (m)	9.0
110-60 RL		Batter angle (º)	80.0
		Inter-ramp angle (º)	42.9
Sector 4 (West)	Lift 1	Bench height (m)	10.0
Fresh rock		Berm width (m)	2.0
<60 RL		Batter angle (º)	80.0
Double benched 20 m batter	Lift 2	Bench height (m)	10.0
		Berm width (m)	10.0
		Batter angle (º)	90.0
	Overall	Inter-ramp angle (º)	55.4
Sector 4 (East)	Lift 1	Bench height (m)	10.0
Fresh rock		Berm width (m)	3.0
<60 RL		Batter angle (º)	80.0
Double benched 20 m batter	Lift 2	Bench height (m)	10.0
		Berm width (m)	16.0
		Batter angle (º)	80.0
	Overall	Inter-ramp angle (º)	41.6

Note:  Data generated by Xtract Mining Consultants, 2019.

*  Berm width applies only to 120 RL; no berm required in saprolite above 120RL.  Expected saprolite maximum slope height = 40 m.

**  IRA assumes constant surface elevation = 130 RL.  In practice, areas of the pit with ultimate crest elevations >130 RL will have IRA >17.5°.

***  IRA inclusive of single 20 m wide geotechnical berm at 60 RL.

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The 410 m deep ultimate pit is planned for development in a sequence of nine phases (refer to Figure 15-1).  Phases 1 to 3 are mined-out, while phase 4 and 5 are partially mined out as of 31 December 2019.

The staged pit development will also mitigate the geological, geotechnical and economic risks for the operation, considering the 2.7 km length of the proposed Fekola open pit.  The design of the future pit stages during the operations, especially the last two stages, can be adjusted progressively depending on the operational experience, exposed ground conditions and changes in economic conditions.

The cutbacks need to be accessed through temporary ramps in the initial stage of development from the surface.  These temporary ramps may be mined after acting as catch (safety) berms between the successive cutbacks mined at different levels.  The remaining ramps on the final pit walls will act as geotechnical berms (i.e. wider berms to limit the inter-ramp slope angle) to form a "stacked" slope design.

A minimum mining width of 25 m was adopted for the floor of the ultimate pit design.  The temporary floors of the pit stages were designed with a wider interval of 40 m so the mining equipment is not unnecessarily constrained, as these floors would be mined in the subsequent pit stage.

16.5 Road and Ramp Design Criteria

A nominal ramp and road width of 27 m is designed where the 777 truck (90 t) fleet is in operation, while a 35 m road width is designed for mixed fleet scenarios, or for where 789 trucks (180 t) are used.  These widths include drainage and safety windrow, and allow for dual lane truck operation in the mine design.  A ramp gradient of up to 10% was used for both single and dual lane ramps.

16.6 Waste Rock Storage Facility Design Criteria

An overall slope angle of 18° was used in the design of the waste storage facility faces with the 30 m berms located at 15 m vertical intervals.

A temporary ramp exits from the active northern pit stages to distribute the waste across the waste storage facility areas and the TSF embankment. There is also a permanent ramp along the western wall of the pit that can be utilized for waste movement from deeper pit phases.  The size and height of the waste storage facilities at the southwest and northeast were adjusted to minimise the haulage costs and leave the mineralization corridor open to the south for potential development of shallow pits (or sterilization) in the future.  They have also been designed with reclamation in mind by including larger than typical berms.

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The current mine plan assumes about 495 Mt of waste will be mined.  This exceeds the 2015 feasibility study WRSF capacity; however, space to expand exists to the north of the existing facility.  WRSF design and permitting of an expanded WRSF is in progress.

16.7 Operational Cut-off Grades

The 0.8 g/t Au mill feed and Mineral Reserve cut-off grade was determined as optimal based mining production capacity and processing throughput.  The cut-off grades used to classify the ore types in the open pit mining and production schedules are as follows:

  The cut-off grade used to classify Mineral Reserves is 0.8 g/t Au;

  Material between 0.65-0.8 g/t Au is classified as sub-economic2 (SE2) for stockpiling and processing at the end of the mine life;

  Material between 0.8-1.5 g/t Au is classified as low grade (LG) for stockpiling and processing when higher-grade ore is not available and at the end of the mine life;

  Material between 1.5-2.2 g/t Au cut-off is classified as medium grade (MG) for processing as necessary to meet processing feed tonnage requirements, along with the high-grade ROM ore;

  Material >2.2 g/t Au is classified as high grade (HG) for ROM processing over the mine life.

The mill feed cut-off grade will vary through mine life depending on the availability of the ore stocks and grades mined in the cutbacks, as well as other economic factors.

16.8 Production Schedule

The key assumptions in the production schedule are outlined in Table 16-2.  The major constraints applied in the production schedule include:

  Maintaining relatively consistent working strip ratios and smoother mining rates for better utilisation of the mining equipment throughout the mine life;

  Maintaining approximately four weeks of mill feed stockpile on the ROM pad at reasonable grade depending on the availability of ore in the pit;

  Keeping the average vertical mining advance (sink) rates generally below 100 m/a.  The sink rates are relatively low, below 50 m/a, at the base of each phase where the mining area is restricted, mining is likely to encounter groundwater, the strip ratio is lower, and hauls are longer.

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Table 16-2: LOM Production Schedule Summary

Item	Unit	Value
Open pit mine life	years	9
Open pit nominal production rate	Mt/a	78.5
Processing plant life	years	9
Processing rate (planned throughput rate)	Mt/a	7.75
Average mined ore grade (remaining)	g/t Au	2.29
Average mill feed ore grade (remaining)	g/t Au	2.02
Maximum long-term stockpile tonnage*	Mt	5.8
Long-term Mineral Reserve stockpile grade*	g/t Au	1.08
Average life of mine gold production (remaining)	koz per year	469

* Does not include 8 Mt at 0.72 g/t Au of non-Reserve stockpiles, of which 5 Mt are processed in the mine plan, which will be processed if supported by gold price and costs at the time of processing.  Excluding the non-Reserve stockpiles, mine life will be reduced by approximately one year.  The processing cut-off grade with LOM costs and a gold price of US$1,350/oz is 0.52 g/t Au and the Mineral Reserve cut-off grade is 0.8 g/t Au (refer to Table 15-2).

Figure 16-1 provides the LOM material movement forecasts.  Figure 16-2 summarizes the projected ore tonnes processed.  Figure 16-3 provides the forecast gold grade and forecast production over the LOMP.

The total tonnes mined annually are 78.5 Mt/a through 2025, then mine production tails off in the last four years as the pre-stripping of the last pit stages is completed.  The processed grade over the remaining mine life is slightly lower than mined grade due to processing existing low-grade stockpiles.

In general, two to three cutbacks will be mined simultaneously to expose enough ore stocks to sustain the plant feed through the mine life.  The deepest phase will generally produce most of the high-grade ore and have the lowest strip ratio.  The second cutback will be catching up to expose more ore at depth as the waste pre- stripping is completed and will generate significant low and medium grade ore.  Mostly waste will be mined in the third cutback at the upper levels to expose future ore on time.  This pattern will repeat as the mining in the deepest cutback is completed and replaced with ore mining in the second cutback, and a new cutback is started at the top of the open pit.

Mining operations are scheduled to work 365 days a year, with decreased production targets during the rainy season.  The processing plant is scheduled to operate 24 hours continuously except for planned maintenance periods.  The ore will be supplied from the ROM stockpiles while the mine is not producing ore.

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Figure 16-1: LOM Material Movement by Year Forecast (tonnes mined by phase)

Note:  Figure prepared by B2Gold, 2020.

Figure 16-2: Ore Milled by Grade Bin (tonnes processed)

Note:  Figure prepared by B2Gold, 2020.  Grade bin definitions are as follows:  HG: Au > 2.2 g/t; MG: 1.5 < Au <2.2  g/t; LG: 0.8< Au <1.5 g/t; SE2: 0.65 < Au <0.8  g/t.  With LOM costs and a gold price of $1350/oz. the SE2 material is above the processing cut-off grade of 0.52 g/t Au, but is not considered a Mineral Reserve as it is below the 0.8 g/t Au Mineral Reserve cut-off grade.

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Figure 16-3: LOM Grade and Production Forecast

Note:  Figure prepared by B2Gold, 2020.

The ore will be transported from open pits to the ROM pad for direct tipping or stockpiling.  Although the crusher design allows for direct truck tipping, mining cost estimates assume 25% of the ROM material will be rehandled due to variations in mine production.

The stockpiled ore will be loaded to the crusher with a front-end loader (Cat 990, 992, or similar).  About four week's mill feed supply will be maintained on the ROM pad to control the gold grades and ore types.

16.9 Blasting and Explosives

The production drilling, blasting, and waste mining operations is carried out in general at 10 m benches.

The current average powder factor is 0.28 kg/t (ANFO equivalent).  Blast optimization is in progress and will continue as development into harder rock with depth continues.

Production drilling is performed by four Caterpillar MD6240 and MD6250 drills, and presplit drilling is performed by two Caterpillar drills and one Sandvik top-hammer drill.  Bulk emulsion is used throughout the operations under both dry and wet conditions.

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For blasting at 10 m benches, the 171 mm diameter blast hole patterns are expected to be varying from 4.7 m x 4.7 m in fresh rock to 5 m x 6 m in transitional rock, depending on the variability and strength of the formations.

Free digging, ripping, and blasting operations in the weathered zone will vary according to the extent of the laterite and colluvial zones, and presence of boulders.

16.10 Grade Control

In grade control of the mining benches, sampling commences with the RC drilling ahead of the mining front to assist the short and medium term mine planning processes.  The holes are generally angled at -60º to the east to provide a good intersection with the mineralized structures.

The grade control is based on drilling RC holes and sampling practice at regular intervals along the holes.  The samples are tested in the onsite laboratory.  Grade control drilling is generally spaced at 15 m along strike and 6.5 m across strike and drilled one to three benches in depth depending on mine scheduling and data requirements.  Drill hole spacing and sample density is being optimized as the mine develops.

16.11 Mining Equipment

Peak equipment requirements are detailed in Table 16-3.  The production plan mine schedule anticipates a mine fleet upgrade to support the material movement capacity of 78.5 Mt/a in the LOMP.  This upgrade is underway and scheduled to be completed in the third quarter of 2020.

16.12 Personnel

Mining operations estimates are based on 2 x 12 hr shifts.  The mining workforce is estimated to be up to 1,017 people, including senior and expatriate staff.

16.13 Comments on Mining Methods

The QP notes the following.

The mining operations use conventional open pit mining methods and equipment.

Nine pit phases are planned over a nine-year mine life.

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Table 16-3: Equipment Requirements

Mining Equipment	Unit Numbers
200 t excavator 6020B	5
90 t trucks (777D/E)	47
400 t shovels 6040FS	3
180 t trucks (789D)	26
Cat D9R dozer	5
Cat D10R dozer	6
Cat 834 wheel dozer	4
Cat 844 wheel dozer	3
Cat 16M grader	3
Cat 18M grader	2
Wheel loader 992	1
Wheel loader 988K	3
Water trucks	3
Service and fuel trucks	3
Production drills	8
Pre-split drills	4
Grade control drills	2

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17.0 RECOVERY METHODS

17.1 Introduction

The process plant at Fekola is based on a robust metallurgical flowsheet designed for optimum recovery with minimum operating costs.  The flowsheet is based upon unit operations that are well proven in industry.

The key project and ore specific criteria considered in the 2015 feasibility study plant design included:

  Nameplate throughput capacity of 5 Mt/a of ore;

  Process plant availability of 94% supported by crushed ore storage, standby equipment in critical areas and on-site heavy fuel oil (HFO) and diesel generator power supply;

  Sufficient automated plant control to minimise the need for continuous operator interface and allow manual override and control if and when required.

Based on a grinding circuit survey and updated comminution model completed in 2018 and actual 2018 production, B2Gold evaluated plant throughput capacity increases using the existing plant and equipment.  This indicated that a nominal throughput rate of 5.5 Mt/a was achievable, and that the Fekola mill had the capacity to operate at a nameplate 6 Mt/a throughput rate.  Additional review completed as part of the PEA in 2019 suggested that an upgrade to support a nominal 7.5 Mt/a was feasible.  Additional study of the PEA concept has resulted in the plant being upgraded to a nominal 7.5 Mt/a capacity, which is able to support the planned LOMP mining rate of 7.75 Mt/a.

The upgrade includes installation of a lime slaker, upgraded ball mill drives (from 10.5 MW to 15 MW), a new cyclone cluster, an additional leach tank, larger pebble crushers, larger pumps and pump boxes, an increase in tails pipeline diameter, larger feeder and conveyor drives, and an additional trash screen.  This work is scheduled to be completed by the third quarter of 2020.

17.2 Process Flowsheet

The process flowsheet is provided in Figure 17-1.

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Figure 17-1: Process Flowsheet

PRIMARY GYRATORY CRUSHER
COARSE ORE STOCKPILE
LIME SILO
CYANIDE
SAG MILL
CYCLONE CLUSTER
BALL MILL
SAG MILL DISCHARGE SCREEN
SCATS BUNKER
PEBBLE CRUSHER
TRASH SCREENS x2
TRASH DEWATERING SCREENS x2
SKIP BIN
SUMP PUMP
LEACH THICKENER
LEAD NITRATE
CYANIDE
OXYGEN
CARBON IN COLUMN ADSORPTION CIRCUIT x5
LEACH TANKS
LOADED CARBON RECOVERY SCREEN
CIP TANKS x6
CIP CARBON SAFETY SCREEN
SKIP BIN
AIR & SMBS & CuSO4
CYANIDE DESTRUCTION TANK x2
ACID WASH COLUMN
ELUTION COLUMN
BARREN STRIP SOLUTION TANK
ELUTION ELECTROWINNING CELLS x4
CELL SLUDGE
FILTER PRESS
SMELTING FURNACE
GOLD BULLION
CARBON REGENERATION KILN
TAILINGS THICKENER
RECLAIM WATER POND
DECANT RETURN WATER PUMP
TAILINGS STORAGE FACILITY
PROCESS WATER TANK
LEGEND
FUTURE
INTERMITTENT
B2GOLD CORPORATION
FEKOLA GOLD PROJECT
Lycopodium
B2GOLD
OVERALL
PROCESS FLOW DIAGRAM
NTS
AG
14FEB15
3174
000-PR-PFD-001
1
1 ISSUED FOR CONSTRUCTION
GENERAL REVISION FOR EXPANSION

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The treatment plant incorporates the following unit process operations:

  Single stage primary crushing with a gyratory crusher to produce a crushed product size of 80% passing (P80) of 150 mm;

  Crushed ore stockpile with a nominal 10,000 t live capacity to provide 11 hours of operation at design plant throughput.  During extended periods of up to three days for primary crusher equipment maintenance, mill feed material from the dead part of the stockpile can be reclaimed by an excavator or dozer to feed the grinding circuit;

  Crushed mill feed material from the stockpile is reclaimed by apron feeders positioned under the stockpile to feed the grinding circuit; The grinding circuit is a semi-autogenous grind (SAG)-ball mill/pebble crusher circuit (SABC) type, which consists of an open circuit SAG mill, pebble crusher for SAG mill discharge oversize and a closed-circuit ball mill to produce a P80 grind size of 75 µm;

  Quicklime from a silo is added onto the SAG mill feed conveyor along with the crushed pebbles.  Sodium cyanide solution is added to the SAG mill feed chute to start the gold leaching process;

  Hydrocyclones are operated to achieve a cyclone overflow slurry density of 25% solids to promote better particle size separation efficiency.  Following this, a leach thickener is used to increase slurry density to the leach circuit, minimise leach tank volume requirements, reduce overall reagent consumption, and separate gold dissolved by cyanide addition to the grinding circuit;

  Carbon columns (CIC) recover gold already dissolved in the grinding circuit.  The leach thickener overflow stream is pumped to this carbon adsorption circuit;

  Leach circuit with seven tanks to achieve the required 24 hours of residence time at design plant throughput.  Carbon-in-pulp (CIP) circuit consisting of six stages is a carbon adsorption circuit for recovery of remaining gold dissolved in the leaching circuit;

  Zadra elution circuit with gold recovery to doré.  The circuit includes an acid wash column to remove inorganic foulants from the carbon with hydrochloric acid.  The single elution circuit is common for both carbon adsorption circuits;

  Carbon regeneration kiln to remove organic foulants from the carbon with heat.  This piece of equipment is common for both carbon adsorption circuits;

  Cyanide destruction circuit using SO2 and air to reduce the weakly acid-dissociable (WAD) cyanide (CNWAD) level in the tailings discharge stream to an environmentally acceptable level;

  Tailings thickener to increase slurry density for water recovery prior to tailings discharge to the TSF.

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17.3 Plant Design

The key project design parameters are provided in Table 17-1, based on the LOMP throughput rate assumption of a nominal 7.5 Mt/a.

17.3.1 Ore Receiving and Crushing

ROM ore is tipped directly into either side of the ROM pocket.  A rock breaker is installed to assist in breaking down oversize material retained above the gyratory crusher in the ROM pocket.  Ore is crushed by the gyratory crusher and then withdrawn from the ROM discharge pocket by a variable speed apron feeder.  The crushed ore is conveyed, via the stockpile feed conveyor, to the crushed ore stockpile.

17.3.2 Crushed Ore Stockpile

The crushed ore stockpile has a live capacity of approximately 10,000 t (equivalent to 11 hrs of mill feed at a nominal throughput rate of 7.5 Mt/a) and a total storage capacity of 57 hours.

Crushed ore is reclaimed from the stockpile, by three variable speed apron feeders.  The feeders discharge onto the SAG mill feed conveyor which conveys the crushed ore to the SAG mill feed chute.

17.3.3 Grinding and Classification

The Fekola grinding circuit is a traditional SABC circuit, comprising a single, variable speed, SAG mill and a single fixed speed ball mill.  The SAG mill operates in closed circuit with a pebble crusher, whilst the ball mill operates in closed circuit with hydro-cyclones.  The product particle size exiting the grinding circuit (cyclone overflow) contains 80% passing 75 µm material.

Crushed ore, reclaimed from the stockpile, is conveyed to the SAG mill feed chute.  Process water is added to the SAG mill feed chute, to control the in-mill pulp density. The SAG mill is fitted with discharge grates to allow slurry to pass through the mill and also relieve the mill of pebble build-up.  The SAG mill product discharges to a single deck vibrating screen, for pebble sizing and dewatering.

Grinding media (125 mm balls) is added to the SAG mill via direct dump onto the SAG mill feed conveyor.  SAG mill discharge screen oversize is conveyed to a pebble crushing circuit.  Undersize from the discharge screen flows by gravity to the cyclone feed pump box, where it combines with the discharge slurry from the ball mill.  The slurry is then pumped to the cyclone cluster by one of two (duty/standby) variable-speed cyclone feed pumps.  Process water is added to the cyclone feed pump box for cyclone feed density control.

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Table 17-1: Key Design Parameters

Area	Units	Design
Plant throughput	t/a	7,500,00
Plant throughput	t/d	20,548
Plant throughput	t/h	931
Head grade	g/t Au	2.50
Overall gold recovery *	%	93.6
Crushing plant availability	%	65.0
Plant availability	%	92.0
Crushing work index (CWi)	kWh/t	15.8
Bond rod mill work index (RWi)	kWh/t	21.0
Bond ball mill work index (BWi) **	kWh/t	20.3
SMC Axb #		28.1
Crusher size	inches	42 x 65
SAG mill size	feet	36 dia. x 20
Ball mill size	feet	24 dia. x 38
Leach tank size	meter	17.2 dia. x 18
Residence time	hours	21
Bond abrasion index (Ai)	g	0.703
Grind size	µm	75
Leach thickener solids loading	t/m2.h	1.74
CIC superficial upflow velocity	m/h	140
Number of carbon columns (stages)		5
Plant leach circuit residence time	hrs	21
Plant leach slurry density	% w/w	50
Number of leach tanks		7
Number of adsorption tanks (stages)		6
Sodium cyanide addition	kg/t	0.78
Lead nitrate addition	kg/t	0.10
Dissolved oxygen level in leach	ppm	13-17
Quicklime addition ##	kg/t	1.6
Grinding ball consumption rate	kg/t	1.01
Elution circuit type		Zadra
Elution circuit size	t	12
Frequency of elution	strips / week	8
Cyanide destruction circuit type		SO2 & air

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Area	Units	Design
SO2/CNwad weight ratio	g SO2:g CNwad	4.0
Tailings thickener solids loading	t/m2.h	1.67
Tailings discharge slurry density	% w/w	60

Notes:  * at design head grade of 2.50 g Au/t; ** = Bond Ball Mill Work Index for design includes a 10.0% correction factor to the 85th percentile value for different results of comparable samples at different laboratories; # = Design A x b value derived from the 85th percentile ranking of specific energies determined for each individual mill feed type; ## = quicklime addition based on 90% CaO.

The cyclone cluster overflow flows by gravity through a metallurgical sampler then onto two linear trash screens in a parallel configuration.  Trash screen undersize is directed to the leach thickener feed whilst trash screen oversize is discharged to trash dewatering screens for trash collection and disposal.  Slurry from the cyclone underflow launder, is returned to the ball mill feed chute with optional underflow slurry recycle to the SAG mill.  Ball mill discharge passes through the ball mill trommel prior to discharging to the cyclone feed pump box.  Reject oversize material, from the ball mill trommel screen, is collected within the ball mill scats bunker.

17.3.4 Pebble Crushing

Oversize from the SAG mill discharge screen is conveyed to the pebble crusher feed bin, via a series of belt conveyors.  Two self-cleaning belt magnets are positioned in the conveying circuit to remove any scrap metal and steel media which can potentially damage the pebble crusher.

Pebbles pass under a metal detector, then discharge into the pebble crusher feed bin.  The feed bin provides surge capacity ahead of the pebble crushers and allows a controlled feed to be presented to the crushers which provides a choke-feed condition and consistent power draw.  Should the pebble crushers not be operational, or the metal detector detect tramp metal, a diverter gate ahead of the feed bin allows pebbles to bypass the bin and crushers and feed directly to the pebble crusher discharge conveyor.

Pebbles are withdrawn from the pebble crusher feed bin, by variable speed vibrating feeders.  Two pebble crushers are installed, and operate in a duty/standby arrangement.  The pebble crusher discharges crushed pebbles directly onto the pebble crusher discharge conveyor which in turn returns the crushed pebbles to the SAG mill feed conveyor.

17.3.5 Leach Thickening

Trash screen undersize flows by gravity directly to the leach thickener feed box, where flocculant is added to aid with particle settling.  Overflow solution from the leach thickener flows by gravity to the leach thickener overflow tank and is then pumped to the carbon in columns circuit.  Underflow from the leach thickener is pumped to the leach feed distribution box.  A thickener recycle pump is included to improve thickener operational flexibility when running, and ensure compaction of the thickener bed does not occur if the thickener is off-line for a plant shutdown.

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17.3.6 Carbon in Columns Circuit

Leach thickener overflow is pumped to the CIC circuit.  The CIC circuit recovers gold in solution from the grinding circuit, then pumps the discharge solution, which is cyanide bearing solution, to the process water tank for reuse in the grinding circuit.

Using a common carbon transfer pump, carbon is transferred forward throughout the columns counter-current to the flow of solution. A second carbon transfer pump recovers carbon to the loaded carbon recovery screen for gold carbon desorption.  Approximately twice per week, loaded carbon from the first carbon column is pumped by the second carbon transfer pump, to the loaded carbon recovery screen.  The screen solution underflow flows by gravity to the carbon column of origin whilst the loaded carbon flows by gravity to the acid wash column.

Regenerated carbon (or fresh carbon) is added to the CIC circuit, from the carbon regeneration circuit.  The regenerated carbon (or fresh carbon) is pumped, to the CIC circuit, via the CIC carbon sizing screen.  The sizing screen removes excess water and carbon fines.  The dewatered carbon discharges into the last, online, CIC tank with excess water and carbon fines directed to the carbon fines collection hopper for further removal from the circuit.

17.3.7 Leach Circuit

Leach thickener underflow is pumped to the leach feed distribution box.  The slurry from the leach feed distribution box flows by gravity to the first leach tank.

The leach circuit consists of seven mechanically agitated, leach tanks operating in series.  This equates to a residence time of over 21 hrs at a design feed rate of a nominal 7.5 Mt/a.  Each leach tank will have a live volume of 3,900 m³.

17.3.8 Carbon in Pulp Circuit

The CIP circuit consists of six, mechanically agitated, CIP tanks operating in series.  This provides a residence time of about 5 hrs for a plant throughput of a nominal 7.5 Mt/a.  Each CIP tank has a live volume of 1,100 m³.

The leaching circuit dissolves the remaining gold in solid and the CIP circuit recovers this dissolved gold in solution by carbon adsorption.  Activated carbon is retained in each of the CIP tanks by an inter-tank screen.

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As the slurry flows by gravity through the CIP tanks, the carbon is advanced counter-current to the slurry flow.  Carbon advancement is achieved by the CIP carbon transfer pumps, of which there is one transfer pump per CIP tank.

Approximately five times per week, loaded carbon from the first CIP tank is pumped to the loaded carbon recovery screen, where it is washed with spray water to remove excess slurry.  The excess slurry (screen underflow) flows by gravity to the CIP tank of origin whilst the loaded carbon flows by gravity to the acid wash column.

Regenerated carbon (or fresh carbon) is added to the CIP circuit, from the carbon regeneration circuit.  The regenerated carbon (or fresh carbon) is pumped, to the CIP circuit, via the CIP carbon sizing screen.  The sizing screen removes excess water and carbon fines.  The dewatered carbon discharges into the last, online, CIP tank with excess water and carbon fines directed to the carbon fines collection hopper for further removal from the circuit.

Slurry discharging the last CIP tank flows by gravity to the CIP carbon safety screen.  The carbon safety screen captures and recovers any carbon exiting the CIP circuit.  The safety screen oversize reports to a fine carbon skip bin while the undersize is pumped to the cyanide destruction feed box.

17.3.9 Acid Wash, Elution, Electrowinning and Gold Room

The Fekola desorption circuit consists of separate acid wash and elution columns.  A cold acid wash is used for removal of inorganic foulants.  Following acid wash, gold is eluted from the carbon, using a Pressure Zadra elution process.  An average daily carbon movement of 14 t satisfies the required carbon movements for both the CIC and CIP circuits.

17.3.10 Carbon Regeneration

After elution, the carbon is hydraulically transferred from the elution column to the carbon regeneration circuit.

17.3.11 Cyanide Destruction

CIP tailings are pumped to the cyanide destruction tank where cyanide destruction is achieved using the SO2/air process.

17.3.12 Tailings Thickening and Disposal

Slurry from the cyanide destruction circuit is pumped to the tailings thickener feed box.  Flocculant is added to the tailings thickener to enhance the settling properties of the solids.  Overflow from the tailings thickener flows by gravity to the reclaim water pond.

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Tailings thickener underflow is pumped to the tailings pump box.  Two tailings pumps, in series configuration, pump to the TSF and discharge the slurry via spigots around the circumference of the dam.  Water from the surface of the TSF is recovered from the decant system and pumped back to the reclaim water pond.  Underdrainage and seepage from around the TSF drainage system is pumped into the TSF for recovery by the decant return water pump.

17.4 Plant Control System

The plant control system includes a moderate level of automation and monitoring.  The process plant is provided with one main control room, and operator interface terminals are provided in the distributed control system hardware office, main plant control room, crusher control room, and elution circuit area.

17.5 Energy, Water, and Process Materials Requirements

17.5.1 Power

The power demand for the processing plant, along with the rest of the site and camp, is provided by on-site power generation using HFO and diesel fuel.  The average annual LOM projected power requirement for the process plant at a nominal 7.5 Mt/a throughput is estimated at 306,000 MW.

17.5.2 Water

The process plant uses process water, reclaim water, fresh water, treated water, gland water and potable water.  Any shortfall of process water is made up, preferentially, from water contained within the reclaim water pond.  If insufficient water is available within the reclaim water pond, fresh water is used for make up to the reclaim water pond.  An event pond, which holds any overflow from the process plant and stormwater collected from around the process plant, is pumped to the reclaim pond when necessary.

Process water predominantly consists of leach thickener overflow and reclaim water make-up.  Reclaim water predominantly consists of tailings thickener overflow, decant return water from the TSF and fresh water make-up.  Fresh water for potable water use is sourced from dedicated potable water bores.

Fresh water for the process plant and mining operation is sourced from active pit dewatering bores.  The location of the pit dewatering bores changes as the mining progresses through the stages of the mine life.  The bores pump predominantly to the fresh water storage pond, and if required, the bores can pump to the fresh water tank.

17.5.3 Process Materials

The major process materials required include:

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  Quicklime (CaO) for pH control;

  Sodium cyanide (NaCN) for gold dissolution and desorption;

  Lead nitrate (Pb(NO3)2) for enhancing gold dissolution;

  Sodium hydroxide (caustic soda; NaOH) for carbon acid washing neutralisation and desorption.

  Hydrochloric acid (HCl) for carbon acid washing;

  Sodium metabisulphite (SMBS) for cyanide destruction;

  Copper sulphate pentahydrate (CuSO4.5H2O) for cyanide destruction;

  Flocculant for thickening;

  Antiscalant to minimise scaling in the process water distribution, reclaim water distribution, fresh water distribution, gland water distribution, and elution circuit;

  Fluxes for smelting;

  Low- and high-pressure air services;

  Oxygen;

  Steel balls for SAG and ball mill grinding media.

17.6 Comments on Recovery Methods

The QP notes the following.

The process recovery uses conventional designs and equipment.

At the Report effective date, the plant upgrade was on time, and on budget.

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18.0 PROJECT INFRASTRUCTURE

18.1 Introduction

Surface infrastructure to support operations is in place, and includes:

  One open pit;

  Processing facilities:  grinding and leaching facilities, along with management and engineering offices, change house, workshop, warehouse, and assay laboratory facilities;

  Mine facilities:  management and engineering offices, change house, heavy mining vehicle and light vehicle workshops, wash bay, warehouse, explosives magazine, crusher, mine access gate house, return water pump house;

  Administration buildings:  facilities for overall site management, safety inductions, and general and administrative functions;

  Accommodation camp;

  WRSFs;

  TSF;

  Water management facilities:  stormwater and water storage dams, diversions, culverts;

  Landfill facility;

  Power generation facility;

  Fuel storage facilities:  HFO and diesel.

A layout plan showing the facilities constructed to support mining operations is provided in Figure 18-1.

A solar farm is under construction (refer to Section 18.8).  Additional TSF capacity is required after 2026 (refer to Section 18.5).

18.2 Road and Logistics

The Fekola Mine is accessible by road via a 20 km gravel road which intersects the existing Millennium Highway 25 km east of the town of Kéniéba.  The Millennium Highway is a surfaced road in good condition, with access to the capital city of Bamako approximately 450 km to the east and to the port of Dakar approximately 1,100 km to the west.

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Figure 18-1: Infrastructure Layout Plan

MEDINANDI VILLAGE
AIRSTRIP
N
W
E
S
Potential Future TSF Area
LOM WRSF Footprint Concept
Ultimate Pit Limit
T S F
FRESH WATER POND
EAST WASTE DUMP
PHASE 5
FEKOLA PIT
PHASE 4
Exploration Camp
WORKSHOP
PROCESS PLANT
WEST WASTE DUMP
ROM_PAD
POWER PLANT
LG
MG
CAMP
SP5
SE2
SE1
EXPLOSIVES MAGAZINE
SOLAR PLANT AREA
Faleme River
240000 E
241000 E
242000 E
243000 E
244000 E
1391000 N
1390000 N
1389000 N
1388000 N
1387000 N
1386000 N
Kilometers
0
0.5
1
2
3

Note:  Figure prepared by B2Gold, 2020.

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Plant internal roads provide access between the administration area, process plant facilities, fuel storage, power plant, mine services area, and accommodation camp.  A number of access tracks exist to access infrastructure such as the tailings storage facility, sediment control structures and water bore pumps remote from the plant site.

An 1,800 m long (1,600 m active length) x 30 m wide all-weather gravel airstrip provides for secure transport of bullion, transportation of mine personnel, and emergency medivac purposes.  The airstrip is designed to suit a Beech Craft 1900 type aircraft or similar.

18.3 Stockpiles

Stockpiles include low-grade, medium-grade, and active ROM stockpiles.  Long-term stockpiles are located to the east of the Fekola open pit or adjacent to the ROM pad (refer to Figure 18-1), and short-term stockpiles (medium- and high-grade) are located on the ROM pad.

The stockpiles have sufficient LOMP storage capacity; however, they could be expanded vertically and horizontally, if needed.

18.4 Waste Storage Facilities

WRSF design is discussed in Section 16.6.  The WRSFs are located to the west of the ultimate pit (refer to Figure 18-1).  The design will be under review through the 2020 LOM update process.  The WRSF location included in Figure 18-1 is a conceptual expanded design to accommodate the updated and expanded Mineral Reserve estimate.

18.5 Tailings Storage Facilities

18.5.1 Overview

The TSF is located in a small valley to the north of the process plant and northwest of the open pit.  The TSF was constructed using downstream construction techniques, based on a design by Knight Piésold.

A decant tower system was constructed to pump return water to the return water pond.  The TSF, site water storage ponds, and surface water control structures were designed to control 100-year storm events (varying duration; 24-hr, 72-hr dry annual rainfall and wet annual rainfall).

The active TSF was designed to contain 62 Mt of tailings at a deposition rate of 5.0 Mt/a.  Review of the as-built and operating parameters of the TSF is on-going, to evaluate the storage capacity at the currently higher LOM throughput rate.  This facility is designed to reach a maximum embankment elevation of 195.1m (a height of approximately 60 m), and has enough capacity for the mine until 2026, at which time, an additional TSF facility is planned to be in operation.  As of December 2019, the TSF contained approximately 12.6 Mt of tailings.

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18.5.2 Design Considerations

The TSF is located in the valley to the north of the plant site and open pit, adjacent to the eastern waste rock storage facility.  The TSF is designed to store a total of 62 Mt of tailings.  The TSF comprises a valley storage formed by a single downstream multi-zoned, earth-fill embankment, lined with 1.5 mm high density polyethylene (HDPE), comprising a total footprint area (including the basin area) of approximately 200 ha at the ultimate TSF height.  The TSF was originally modelled with deposition rates up to 5.0 Mt/a.  Higher deposition rates are being evaluated by the Engineer-of-Record. Preliminary results of the study support deposition rates above the planned throughput of 7.75 Mt/a.

The TSF embankment is designed for annual raises to suit storage requirements. Downstream raise construction methods are proposed throughout operations.  The embankment comprises an upstream low permeability zone (Zone A) and downstream structural fill zone (Zone C).  The embankment upstream face is lined with HDPE liner.  The embankment has an operating upstream and downstream slope of 3H:1V and a minimum crest width of 8 m.

Tailings are deposited into the TSF from the embankment and eastern and western perimeters of the TSF.  Deposition is by sub-aerial methods using spigots at regularly spaced intervals.  Tailings deposition is actively managed such that the supernatant water pond is maintained at a reasonable distance from the embankment.

The TSF design incorporates a basin underdrainage system to reduce pressure head acting on the geomembrane liner, reduce seepage, increase tailings densities, and improve the geotechnical stability of the embankments.  The underdrainage system comprises a network of branch drains reporting to collector drains situated in natural drainage courses. Underdrains comprise perforated plastic pipes, covered in sand/gravel drainage material and wrapped in geotextile placed on top of the HDPE liner.  The underdrainage system drains by gravity to a collection sump located at the lowest point in the TSF basin.  Solution recovered from the underdrainage system is released to the top of the tailings mass via submersible pump, reporting to the supernatant pond.

Supernatant water is removed from the TSF via submersible pumps located within decant towers.  The supernatant pond is maintained on the northern edge of the TSF basin.  Solution recovered from the decant system is pumped back to the plant for re-use in the process circuit.

The TSF has sufficient capacity to completely contain all design criteria storm events and rainfall sequences (24-hr, 72-hr, dry annual rainfall and wet annual rainfall; average recurrence interval of one-in-100 years).  Under normal operating conditions, with the TSF managed in accordance with standard operating procedures, the available stormwater storage capacity is in excess of the design storm event volumes and no discharge from the TSF is expected.  In the event that a storm event greater than the TSF design criteria occurs that exceeds the available storage capacity during operation, rainfall and supernatant which cannot be attenuated and stored with the supernatant pond will discharge from the TSF in a controlled manner via an engineered spillway (spillway storm event design criteria one-in-100-year recurrence interval (critical duration), occurring when supernatant pond is at spillway inlet level).

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The closure spillway will direct flow from the final supernatant pond location, running northwest and gradually turning south to direct flow off the ridge and into the fresh water settling pond. The closure spillway will allow conveyance of probable maximum precipitation, 24-hr duration storm event (critical duration, occurring when supernatant pond is at spillway inlet level) without significant attenuation in the TSF.

Tailings are discharged into the TSF by sub-aerial deposition, using a combination of spigots at regularly spaced intervals from the embankments and the eastern and western perimeter of the TSF.

A HDPE lined pipeline containment trench has been constructed to contain both the tailings delivery pipeline and decant return pipeline between the TSF and plant site, as the flow in both pipelines is contaminated and cannot be discharged to the environment if the pipeline bursts.  The pipeline trench is situated adjacent to the main access road and will drain to a designated HDPE lined catchment pond.

A monitoring program for the TSF has been developed to monitor for potential problems which may arise during operations.

The final layout of the TSF is provided in Figure 18-2.

18.5.3 Additional TSF

Additional tailings storage capacity will be required for the proposed processed tonnage.  The Fekola Mine is currently planned to process a total of 82.6 Mt.  This exceeds the design capacity of 62 Mt of the existing TSF, which is expected to be reached in 2026.

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Figure 18-2: Final TSF Layout Plan

RESOURCE SHELL
115m
R.L. 195.1m FINAL TSF EMBANKMENT
CLEAN WATER DAM
FRESH WATER DAM

LEGEND:

- EXISTING WATER COURSE
- PUBLIC ACCESS ROAD ALIGNMENT
- SITE ACCESS ROAD ALIGNMENT
- WATER RESERVOIR

NOTES:

1. 1m CONTOUR INTERVALS SHOWN. GREATER AREA TOPOGRAPHY RECEIVED FROM B2GOLD, SEPTEMBER 2019. STAGE 1 AS BUILT TOPOGRAPHY RECEIVED FROM B2GOLD, JULY 2017. R.L. 170m RAISE AS BUILT TOPOGRAPHY RECEIVED FROM B2GOLD, APRIL 2019.
2. SITE INFRASTRUCTURE RECEIVED FROM B2GOLD, APRIL 2019. (BUILDINGS, ROADS, SITE EARTHWORKS)
3. RESOURCE SHELL RECEIVED FROM B2GOLD, FEBRUARY 2020.
4. FINAL EMBANKMENT (R.L. 195.1m CREST) SHOWN.

SCALE (METRES) 1:7,500 (A3)

Knight Piésold CONSULTING

FEKOLA GOLD PROJECT
TAILINGS STORAGE FACILITY
FINAL EMBANKMENT (R.L.195.1m CREST - 62 Mt)

PE401-00079 2020-02-04
Figure 1

Note:  Figure prepared by Knight Piésold, 2020.

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A valley to the north of the existing TSF has been identified as a potential TSF location for additional tailings capacity.  Condemnation drilling has been completed in the basin.  Conceptual embankment alignments within this basin continued to be evaluated comparing financial economics of embankment heights versus storage capacity gained.  A geotechnical program consisting of 40 test pits is scheduled to commence in 2Q 2020 to study shallow surface soil properties.  Preliminary results of the conceptual study indicate that the basin can provide capacity in excess of the proposed processed tonnage.  Following the conceptual economic study and test pit program, detailed design will commence in 2021, with construction of the new facility as early as 2024, assuming all permits are in hand.

18.6 Water Management

The Fekola Mine is located in an existing natural drainage course, with an upstream catchment of 9 km2.  The site surface water management system is designed to prevent runoff from events up to and inclusive of a one-in-100-year recurrence interval storm event from entering the pit.  Water management structures include a settling pond, diversion channels, a freshwater storage pond, and sediment control structures.

All water falling directly on the industrial areas (contacted water) or otherwise contacted (fissure water from the open pit, return and storm water from the TSF) is captured in stormwater settling ponds, where it is either used in the mining and processing facilities or during the prolonged rainy season released to the site diversion channels and the Falémé River.

An assessment of the flooding extent of the Falémé River was carried out to determine inundation risk to project infrastructure, particularly the Fekola open pit.  Flood modelling was completed by Knight Piésold.  The predicted flood inundation level for the section of the Falémé River adjacent to the Fekola Mine (in particular at the open pit), does not encroach on the current pit outline.  A peak flood level of approximately 130.5 m would be required to result in pit flooding.  Based on the frequency analysis of the flood levels, a flood resulting in a peak flood level of 130.5 m is estimated to be greater than a one-in-1,000-year recurrence interval.

18.7 Camps and Accommodation

B2Gold employees live in the surrounding communities and in the on-site camp.  The on-site camp is fully secured and has facilities to house and support over 400 people, including VIP, Executive, Senior, and Standard dormitories.  The camp includes entertainment, fitness, and medical facilities.

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18.8 Power and Electrical

Power for the Fekola Mine is generated by a dedicated power station that is a combination of HFO and diesel-fuelled generators located adjacent to the process plant.  The power plant has been sized to accommodate a maximum demand power draw of 29.4 MW.

A 30 MW hybrid solar farm is currently under construction.  The Fekola solar plant will be one of the largest off-grid hybrid solar/HFO plants in the world, with a 30 MW solar component combined with 64 MW of HFO and diesel generating capacity.  The solar plant will also have a 15.4 MW hour battery component with up to 17.3 MW of discharge power.  Completion of the solar plant is scheduled for the third quarter of 2020.

Diesel and HFO are transported to the mine site from Dakar by road.

18.9 Fuel

A storage facility with minimum 30 days fuel supply supports the generators and mobile equipment (mining fleet).

18.10 Water Supply

Potable water is supplied from bore holes.

Process water is sourced from the clean water dam, which is fed from the dewatering wells and, if needed, from the Falémé River.

Water for dust suppression and other mining-related requirements is sourced from various sources including pit dewatering sumps, settling ponds, and the contact water pond.

18.11 Comments on Infrastructure

The QP notes the following.

The majority of the infrastructure required to support the LOMP is in place.

Projects are ongoing through 2020 which include infrastructure upgrades to support mine and mill operations.  Key projects include construction of the solar plant, and expansion of the heavy mining vehicle workshop.

The current TSF facility has capacity for processing operations until 2026.  Studies are underway to address potential future TSF options, and will be addressed well in advance of the 2026 capacity shortfall.

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19.0 MARKET STUDIES AND CONTRACTS

19.1 Market Studies

No market studies are currently relevant as Fekola is an operating mine producing a readily-saleable commodity in the form of doré.  Doré produced by B2Gold typically contains approximately 92% Au and 3% Ag.  The doré is exported to the Metalor refinery in Switzerland.

19.2 Commodity Price Projections

Commodity prices used in Mineral Resource and Mineral Reserve estimates are set by B2Gold corporately.  The current gold price provided for Mineral Reserve estimation is $1,350/oz, and $1,500/oz for Mineral Resource estimation of the Fekola deposit.  The Anaconda Mineral Resource estimate uses a $1,400/oz gold price.

19.3 Contracts

Major contracts include fuel supply, blasting explosives and accessories, and grade control drilling.  Contracts are negotiated and renewed as needed.  Contract terms are within industry norms, and typical of similar contracts in Mali with which B2Gold is familiar.

19.4 Comments on Market Studies and Contracts

The QP notes the following.

The doré produced by the mine is readily marketable.  Metal prices are set corporately for Mineral Resource and Mineral Reserve estimation, and the gold price used for Mineral Resources and Mineral Reserves in this Report was $1,500/oz and $1,350/oz respectively, for the Fekola deposit.  The Anaconda Mineral Resource estimate uses a $1,400/oz gold price.

The QP has reviewed commodity pricing assumptions, marketing assumptions and the current major contract areas, and considers the information acceptable for use in estimating Mineral Reserves and in the economic analysis that supports the Mineral Reserves.

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20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1 Fekola Mine

20.1.1 Introduction

An Environmental and Social Impact Assessment (ESIA) was originally completed for the Project in 2013 (2013 Environmental and Social Impact Statement (2013 ESIS)).  This 2013 ESIS was approved by the Ministry of Environment and Sanitation on 29 April 2013.

In 2015, B2Gold completed an update of the ESIA (2015 ESIA Update) that filled gaps identified in the 2013 ESIS, reflected optimization improvement and modifications to the Fekola Mine design, assessed these improvements and modifications for their potential impacts against baseline conditions in the Project area, and aligned the assessment with international standards including the International Finance Corporation (IFC) environmental and social performance standards.

The 2015 ESIA Update contained the policy, legal and administrative framework under which the study was carried out and the Project was regulated and managed.  It included a description of the Fekola Mine in its geographic, ecological, social and temporal context.  The 2015 ESIA Update included baseline data describing relevant physical, biological and social conditions associated with the Project area and identified the likely types of environmental and social impacts associated with the construction, operation and closure of the Project.  The 2015 ESIA Update assessed the magnitude and likelihood of these impacts based on Project information available at that time and presented the mitigation measures necessary to minimize potential impacts to acceptable levels.  Stand-alone management plans to address residual impacts from the Fekola Mine were also provided as part of the ESIA documentation.

20.1.2 Environmental Studies and Consideration

A number of environmental studies have been conducted for the Fekola Mine:

  Baseline studies began in 2012 in support of the 2013 ESIS;

  Additional studies were conducted in 2014 and 2015 as part of the 2015 ESIA Update;

  Further studies have been conducted or are ongoing to fill gaps identified in the 2015 ESIA Update;

  Several environmental aspects have studied and/or monitored as part of ongoing operations, as part of compliance monitoring, administration of environmental permits, and maintaining an environmental management system that is in alignment with ISO 14001 requirements.

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The baseline studies completed include:

  Air quality;

  Meteorology;

  Landscape;

  Groundwater and surface water;

  Biodiversity, terrestrial and aquatic;

  Soils;

  Noise and vibration;

  Geochemical mineral waste characterization;

  Archaeology/cultural heritage.

A key area of study over the past several years has been the biodiversity and priority species identified in the area surrounding the Fekola Mine.  This aspect is discussed in greater detail in the following sub-section.

Biodiversity

A key finding from the 2015 ESIA Update was the need for additional study of biodiversity and the potential presence of threatened and protected fauna species in the vicinity of the Fekola Mine.  B2Gold initiated a series of studies to address this need.

Survey work performed in May 2016 confirmed presence of multiple priority species in areas surrounding the Project, including:

  West African chimpanzee (critically endangered or CR);

  West African lion (CR);

  Hooded vulture (CR);

  Hippopotamus (vulnerable or VU);

  Other threatened species per International Union for Conservation of Nature (IUCN) or protected by Malian law (e.g., guinea baboon, leopard).

A camera trap monitoring program was established in 2016, which further confirmed presence of chimpanzee and other species.  Survey areas were again expanded in 2017.

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In the beginning of 2018, B2Gold hired a dedicated Biodiversity Manager located at the mine site to carry out B2Gold's biodiversity conservation initiatives, to establish strong and continuing linkages among various stakeholders and government regulatory bodies relating to biodiversity conservation, and to build capacity relating to biodiversity conservation management among the Fekola Environmental Department personnel.

The Fekola Mine has since developed a B2Gold Mali Biodiversity Framework Strategy to provide an overview of the biodiversity management strategy, systems and actions for B2Gold's operations within Mali.  Under this Framework Strategy, the operation implements a Biodiversity Action Plan that outlines the mitigation measures required to ensure that the operation avoids and minimises potential impacts on biodiversity wherever practical.

The site also continues to carry out extensive additional biodiversity study.  The mine is currently conducting an intensive 12-month survey campaign to help determine chimpanzee species numbers and ranges, seasonal fluctuations and other factors, which will be completed by the second quarter of 2020.  Information gathered from this study will be used to adapt and improve the mitigation measures employed by B2Gold to reduce potential impacts to these priority species.

20.1.3 Water Management

Effective water management is an important aspect of the Fekola operation.  The site maintains a Water Management Plan that is designed to ensure the management of surface and groundwater resources at the operation complies with the applicable national regulations and standards and conforms to the applicable international guidelines and standards.  It defines relevant strategies, operational controls and management practices relating to the management of Project area waters to achieve the key water management objectives of B2Gold, including:

  Separation of contact and non-contact waters to the extent practicable. This includes the diversion of rainfall run-off from upstream catchments around site infrastructure to discharge off site downstream of the mine disturbance.  There are two main diversion channels located on the mine site:

– A diversion channel that runs through the main site drainage course (between the plant site and the TSF) conveys the run-off from the up-stream catchment of approximately 9 km2 and diverts it south and around the open pit and WRSFs;

– A diversion channel also runs from the northeast corner of the open pit and conveys run-off around the open to the north;

  Reduction of water extraction and site water consumption through efficient use of distribution networks, recycle and reuse of process water and the minimisation of water losses;

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  Design of permanent storm water structures to convey and withstand, as a minimum, the100-year/24-hour storm event;

  Compliance of water release to the environment with applicable discharge standards.

20.1.4 Site Monitoring

The Fekola Mine employs an Environmental Department which is located at the mine site and is responsible for compliance monitoring, administering environmental permits, interfacing with regulators, and maintaining an environmental management system that is in alignment with ISO 14001 requirements.

The Project's environmental management system consists of an overall Environmental and Social Management and Monitoring Plan (ESMMP) that was developed as part of the 2015 ESIA Update.  The ESMMP is supported by a number of component management plans and supporting procedures.  These plans and procedures outline the management and mitigation measures that are implemented at the site to manage and reduce potential environmental impacts to acceptable levels.

Specific component plans in place include:

  Stakeholder Engagement Plan;

  Environmental Monitoring Plan;

  Water Management Plan;

  Waste Management Plan;

  Erosion and Sediment Control Plan; and

  Biodiversity Strategy Framework and Biodiversity Action Plan;

The ESMMP and its supporting individual Management Plans (MP) are "living documents" which will continue to be amended periodically throughout the life of the Project to reflect changes in, for example, procedures, practices, and project phases.

20.1.5 Mine Reclamation and Closure Considerations

B2Gold's key objective within the rehabilitation and closure strategy is to restore and preserve the environment and ensure the safety and well-being of future users of the area, by ensuring the following:

  Comply with Malian legal requirements and B2Gold's legally binding commitments and conform to B2Gold's internal and Corporate requirements;
  Minimise the extent of permanently modified landscapes resulting from the project;

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  Stabilise landforms with progressive and final revegetation and other techniques;

  Establish post-closure land use objectives that restore disturbed landscapes to a safe and self-sustaining post-mining land use in consultation with local communities and regulatory authorities;

  Prevent or mitigate potential impacts to the receiving environment and surrounding communities post project closure;

  Develop an environmental monitoring system and rehabilitation success criteria to evaluate the success of the rehabilitation measures implemented

The concepts for reclamation and closure of the main Fekola Mine facilities includes:

  Open pit:  The final pit void will be left open and will be provided with perimeter berms and security fencing to restrict access to humans and wildlife. Preliminary assessments indicate that long-term water management of pit water flows (surface water and groundwater) will not be necessary;

  TSF:  The tailings impoundment will be provided with a cover system designed to convey surface water runoff from the facility and to reduce infiltration of surface water into the underlying tailings.  The facility will be monitored (e.g., to ensure seepage effluent meets water quality criteria, for presence of invasive species) and maintained for an extended period (i.e., likely in excess of 5-10 years) to ensure that the facility that the facility meets closure criteria and can be relinquished;

  WRSFs:  The slopes of the facilities will be rehabilitated, including reducing slope angles and installing surface drainage structures, to reduce long-term erosion and minimize long-term maintenance.  The WRSFs will be capped (e.g., with topsoil or suitable growth media) and vegetated to reduce infiltration of surface water into the underlying waste rock;

  Onsite infrastructure:  All infrastructure not needed for the post-closure requirements will be decommissioned.  Hazardous material and high value components will be removed, and the remainder of the facilities demolished and removed/disposed of in accordance with regulatory requirements.  Disturbed land will be landscaped into a natural form to blend with the surrounding topography and rehabilitated to form stable landforms.  Rehabilitation will be in accordance with the approved post-mining land use.

The rehabilitation and closure plans include a combination of progressive rehabilitation in addition to final closure planning.  Progressive rehabilitation has been limited at this early stage of the mine life, and to date has been completed on the initial benches of East and West WRSF.

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The Fekola Mine updates on an annual basis the estimate of its environmental reclamation and closure liabilities.  The Fekola Mine's environmental liabilities as of December 31, 2019 are estimated at approximately US$27.4 million.

The 2012 Mining Code requires mining companies to post financial security for costs associated with the mine reclamation and long-term protection of the environment relating to potential impacts from the Project.  B2Gold has reached an agreement with the Malian government to fund an escrow account based on a production basis (i.e. per tonne of material processed), and there will be an accompanying escrow agreement on how and when the funds can be used or released based on the site's evolving reclamation status and environmental liability.

20.1.6 Permitting

Various permits and authorizations are required for the Fekola Mine.  B2Gold currently holds all environmental permits required for operations.

Environmental Permit

The environmental permit for the Fekola Mine was granted to Songhoi by the Ministry of Environment and Sanitation via Decision No. 2013-0033MEA-SG on 29 April 2013.  The permit required that Songhoi began construction of the Fekola Mine within three years of the issue of the permit.  Songhoi began construction of the Fekola Mine in 2015.  The permit also allows the government to perform an environmental audit of the Project every five years. In August 2018, the government performed the first of these environmental audits and renewal of the environmental permit was received on 14 March 2019.  A recommendation from the audit was that B2Gold submit the 2015 ESIA Update for regulatory approval.  The 2015 ESIA Update was submitted in early 2019 and approval of the 2015 ESIA Update was received in November 2019.  The 2015 ESIA Update now serves as the documentation of record for the Fekola Mine.  The environmental permit remains unchanged.

The environmental permit also includes six clauses with conditions/requirements relating to the following:

  Air quality;

  Soil conservation;

  Surface water and groundwater quality;

  Noise and safety;

  Cultural heritage;

  Land appropriation.

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Mining Permit

The mining permit for the Fekola Mine was granted to Songhoi (which has subsequently been merged with Fekola SA) by the Secretary General via Decree No. 2014-0070/PM-RM, dated 13 February 2014, and signed by the Minister of Mines and the Prime Minister of Mali.  The permit is valid for up to 30 years, renewable for successive 10-year periods until the Mineral Reserves are depleted.

Approval of Community Development Plan

As part of the ESIA process, the Fekola Mine submitted a Community Development Plan (CDP), dated 24 June 2013, which was approved by the Ministry of Land Administration, Decentralization and Regional Planning via Decision No. 13-041/PCK, dated 04 July 2013.

The National Mining Code requires mining companies to produce a multi-year CDP upon commencement of production, including the establishment of a Local Development Committee.  B2Gold developed an updated CDP in 2018 in collaboration with local communities and authorities.  The 2018 CDP was approved by the Prefecture of Kéniéba via Decision No. 2018-146/PCK.

Approval of Mine Closure Plan

As part of the process for the granting of an exploitation licence under the 2012 Mining Code, the Fekola Mine is required to submit a mine closure plan.  A mine Conceptual Closure Plan, dated April 2013, was submitted to the Ministry of Mines as part of the exploitation licence application.  By granting the Médinandi exploitation licence to Songhoi, the Ministry of Mines and the government of Mali approved all documents submitted in support of the exploitation licence application including the submitted Conceptual Closure Plan.

The 2015 ESIA Update documentation contained an updated Rehabilitation and Preliminary Mine Closure Plan (RMCP), dated September 2015.  With the approval in 2019 of the 2015 ESIA Update, the updated RMCP (September 2015) now serves as the approved document of record.

Additional Permits and Authorizations

Several additional permits and authorizations are required for the Fekola Mine.  A brief summary of these permits is presented in Table 20-1.  In addition, the proposed new TSF is within the current permit boundaries but will most likely require a permit revision.

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Table 20-1: Permits Table

Permit/Authorization	Ministry/Department	Comment/Status (as at 31 January 2020)
Water abstraction from Falémé River	Ministry of Water and Power Production	Obtained 30 May 2017
Water abstraction via pit and water drill hole dewatering	Ministry of Water and Power Production	Obtained 30 May 2017
Water storage and channelling including diversion	Ministry of Water and Power Production	Obtained 30 May 2017
Operations protection area	Ministry of Mines	Obtained 25 October 2018
Airfield construction	Ministry of Equipment and Transportation	Obtained 15 April 2015
Authorization for national flights at Fekola	Ministry of Equipment and Transportation	Obtained 24 September 2018
Medical clinic operation authorization	Ministry of Health	Obtained 18 May 2015
Camp construction	Ministry of Housing, Urban Development and Land Affairs	Obtained 26 November 2015
Sand and gravel extraction	Ministry of Environment and Sanitation	Obtained 26 February 2015
Radio license	Ministry of Communication	Obtained 10 May 2015
Fuel storage permit	Ministry of Homeland Security	Obtained 19 June 2018
Explosives use authorization	Ministry of Mines and Petroleum	Obtained 23 January 2019
Authorization for power self-production (Updated with solar plant)	Ministry of Energy and Water	Obtained 6 January 2017 (updated 22 January 2020)
ESIA and RAP for the resettlement of Old Fadougou village	Ministry of Environment and Sanitation (National Direction)	Obtained 30 December 2016
Land attribution for the resettlement of Old Fadougou village	Ministry of Housing, Urban Development and Land Affairs	Obtained 20 November 2017
Urban Development Plan for the resettlement of Old Fadougou village	Ministry of Housing, Urban Development and Land Affairs (Regional)	Obtained 26 April 2017
Solid waste management authorization	Ministry of Environment and Sanitation	Obtained 26 August 2019
Landfill environmental permit	Ministry of Environment and Sanitation	Obtained 26 August 2019
Solar farm development/building	Ministry of Environment and Sanitation	Obtained 26 August 2019

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Permit/Authorization	Ministry/Department	Comment/Status (as at 31 January 2020)
Solar farm bush clearing (clear cutting)	Ministry of Environment and Sanitation	Obtained 29 August 2019
Mine expansion (pit and mill)	Ministry of Environment and Sanitation	Obtained 04 November 2019
Fadougou old cemetery relocation	Ministry of Environment and Sanitation	Obtained 04 August 2015
Access Road
Environmental permit for access road	Ministry of Environment and Sanitation	Obtained 17 March 2015
Airstrip
Airstrip's Approval by ANAC	Ministry of Equipment and Transportation	Obtained 19 April 2016
Environmental permit for airstrip	Ministry of Environment and Sanitation	Obtained 29 October 2015
Plant & Pit
License to use radioactive equipment	Ministry of Energy and Water	Obtained 13 March 2017
License to import radioactive equipment	Ministry of Energy and Water	Obtained 13 March 2017
License to use radioactive equipment (Regularisation)	Ministry of Energy and Water	Obtained 23 October 2019
License to use radioactive equipment (Regularisation)	Ministry of Energy and Water	Obtained 31 December 2019
Control & Calibration certificate of flow meters (fuel storage)	Ministry of Trade, Commerce and Industrial Affairs	Obtained 28 April 2018
Operating certificate of the fuel storage	Ministry of Mines and Petroleum	Obtained 01 August 2019
Mine Extension Project
License to use radioactive equipment	Ministry of Energy and Water	Obtained 31 December 2019
Authorization to import radioactive equipment	Ministry of Energy and Water	Obtained 31 December 2019
Labor/Social
Internal regulation for Fekola employees	Ministry of Employment and Public Service	Impl. 22 May 2019
Labor Union	Ministry of Employment and Public Service	Impl. 17 May 2019
Communications and ITt

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Permit/Authorization	Ministry/Department	Comment/Status (as at 31 January 2020)
VSAT	Ministry of Communication	Obtained 05 September 2016
Transport/Logistics
Aircraft F406 Registration:
Certificate of Airworthiness	Ministry of Equipment and Transportation	Obtained 05 February 2019
Radio certificate	Ministry of Equipment and Transportation	Obtained 05 February 2019
Registration certificate	Ministry of Equipment and Transportation	Obtained 05 February 2019
Maintenance center approval	Ministry of Equipment and Transportation	Obtained 29 April 2019
The training centre of pilots and technician (for pilots) approval	Ministry of Equipment and Transportation	Obtained 14 August 2019

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Other than as outlined in Table 20-1, B2Gold is not aware of significant permits or environmental factors that may affect the right or ability to conduct all activities involved in the continued operation and eventual closure of the Fekola Mine.  Additionally, B2Gold is not aware of reasons why additional operational permits will not be granted.

20.1.7 Socio-economic Setting

The following description of the Fekola Mine area socio-economic setting includes information collected during baseline studies (ESIA 2013 and 2015) and updated data collected for specific projects developed by the Fekola Mine such as the Resettlement of the Old Fadougou village and the Fekola CDP.

The rural landscape surrounding the Fekola Mine area is sparsely populated and mostly undeveloped.  Kéniéba, the nearest sizeable town and the administrative headquarters of the prefecture, is located approximately 40 km north of the Project.  There are 22 settlements identified within an approximately 10 km radius of the Fekola Mine area, including along the mine access road.  Notably one large village (Old Fadougou) with a total of 3,233 people, and 726 households (per 2016 census), was located within 1 km of the Project infrastructure.  Estimations indicated approximately 6,000 people living in Old Fadougou in 2018, confirming the normal in-migration flow around large-scale mining projects.  The inhabitants of Old Fadougou have been resettled in New Fadougou, see Section 20.1.8.

The major economic/livelihood activities in the communities surrounding the Fekola Mine are subsistence agriculture (farming and livestock), artisanal mining (including some semi-industrial scale operations) and salaried employment (mainly at the Mine). The primary schooling rate for Kéniéba is 61%, whereby the schooling rate of the Old Fadougou village and surrounding villages is reported at 75% for the 2012 to 2013 year.  There are primary schools in the surrounding villages and a secondary school was built in 2019 in the New Fadougou village, the first in the Mine area.

Health infrastructure in the vicinity of the Fekola Mine is limited.  The nearest hospital to the Fekola Mine is located in Kéniéba.  New Fadougou has one Community Health and Maternity Centre built as part of the resettlement project. Malaria is common in the Kéniéba district.  There are also other water and sanitation related illnesses due to poor sanitation and waste management standards.  Nutritional issues contribute to health problems due to a shortage in some food supplies in the local area.

20.1.8 Considerations of Social and Community Impacts

The development of the ESIA and other complementary studies included the collection of comprehensive baseline data for the Fekola Mine area. The socio-economic baseline studies were used in support of the Project design and impact assessment to potentially impacted communities surrounding the Fekola Mine.

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Some of the main identified impacts include displacement of people and village infrastructure, in-migration, economic development and employment.

An ESMMP was developed as part of the 2015 ESIA Update to set out specific management requirements and activities aimed to prevent, mitigate and correct or compensate potential negative significant impacts and promote positive impacts to the communities in the Mine area.  This ESMMP is supported by a number of individual MPs that describe how the site meets relevant regulations, standards and guidelines and manages and minimizes key environmental and social risks of the Fekola Mine.  The ESMMP and its supporting individual MPs are "living documents" which are amended periodically throughout the life of the Fekola Mine to reflect changes in procedures, practices, Fekola Mine phase etc.

The following MPs are in place at the Fekola Mine to address social risks and impacts:

  Resettlement Action Plan (RAP);

  CDP;

  Stakeholder Engagement Plan.

Resettlement

Although the relocation of the Old Fadougou village was not a requirement of the environmental or mining permits, extensive engagement with government and community stakeholders led to a decision to proceed with a resettlement of the community.  This decision was made due to the proximity of the village to the mine site, the potential for social, safety and environmental risks (i.e., to eliminate potential safety risks such as fly rock and air blast, greatly reduce the risk of vehicle and equipment accident, and minimize potential environmental impacts such as fugitive dust and noise) and the opportunity to improve community well-being.  A RAP and a resettlement-specific ESIA, both in accordance with international best practices, were developed and submitted to and approved by national authorities.

The resettlement process started in 2015 and was carried out through the following main steps:

  December, 2015:  Rapid asset inventory and definition of cut-off date;

  March, 2016:  Socio-economic baseline and comprehensive asset survey;

  June, 2016:  Selection of resettlement site;

  December, 2016:  Approval of the RAP and resettlement-specific ESIA;

  December, 2016:  Validation of Urban Development Plan;

  October, 2017:  Beginning of construction of New Fadougou village;

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  January, 2019:  Completion of construction of New Fadougou village;

  February-March, 2019:  Signing of agreements and compensation;

  April-June 2019:  Physical relocation of community members.

The resettlement process was carried out in accordance with the Malian law and in line with the international best practices, i.e. IFC Performance Standard 5: Land Acquisition and Involuntary Resettlement.  A Community Resettlement Committee (CCR in its French acronym), a multi-stakeholder committee created to inform the planning process, was involved in all key activities and decisions of the resettlement process.  The CCR was created and approved by the Prefecture of Kéniéba via Decision No. 34, May 02, 2016.  Thirty-nine formal CCR meetings and more than 2,000 individual and informal meetings were held throughout the process.

The physical relocation of households occurred between April and June 2019 and was successfully conducted with close collaboration between households, authorities and B2Gold.  In total, 912 households and 3,272 people relocated to New Fadougou village. The new village includes houses equipped with solar panels, a water distribution network (with 16 filling points), a community health center and maternity center, primary and secondary schools, a mosque, two soccer fields, and a public market.

A Monitoring and Evaluation plan is being implemented to monitor specific socio-economic indicators in order to evaluate that the living conditions of the community has been restored or improved, and potential impacts have been reduced and/or eliminated.  A post-resettlement audit is planned for three years following the physical relocation (i.e., in 2022).

Community Development Plan

B2Gold recognizes that a community development program is essential in ensuring that local communities do not become dependent on the mining economy, but rather have an enhanced, sustainable economy following mine closure.  B2Gold has been investing to improve infrastructure, education, health care, and other economic programs to promote sustainability in the mine area. As part of the ESIA process, the Fekola Mine submitted a CDP, dated 24 June 2013, to the Ministry of Land Administration, Decentralization and Regional Planning which was subsequently approved by the Kéniéba Prefect authorities via Decision No. 13-041/PCK, dated 4 July, 2013.

The National Mining Code requires mining companies produce a multi-year CDP upon commencement of production, including the establishment of a Local Development Committee.  B2Gold developed an updated CDP in 2018 through an innovative and participative approach with communities and authorities including a governance structure where decision-making is driven by local stakeholders.  The 2018 CDP presents the framework to promote sustainable community development opportunities in the Fekola Mine area and was approved by the Prefecture of Kéniéba via Decision No. 2018-146/PCK.  In 2019, 12 projects were presented by communities, of which 11 met the CDP criteria and were approved by the CDP technical committee.  The projects were implemented in 2019, including agricultural support, water boreholes and a youth cultural center.

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Stakeholder Engagement Plan (SEP)

B2Gold has prepared a Stakeholder Engagement Plan (SEP) that directs the collection and dissemination of information to people who are affected by and/or interested in the Fekola Mine. Stakeholder mapping is conducted twice a year and social risks, issues and impacts are reviewed regularly in order to adjust the engagement activities necessary for a transparent and effective communication between the Mine and stakeholders.

As part of the SEP, the Fekola Mine has implemented a grievance mechanism that receives, investigates and responds to complaints from community and other stakeholders. Our goal is to identify and manage impacts, including providing remedy when we have caused or contributed to a negative impact, and to address concerns in a timely, respectful, and locally-appropriate manner.

20.2 Anaconda Area

20.2.1 Environmental and Socio-economic Studies and Considerations

An ESIA has not yet been completed for the Anaconda Area; however, baseline studies commenced in 2016 and 2017, covering the Menankoto Sud exploration permit.  Studies to date have included:

  Aquatic ecology and biodiversity;

  Terrestrial ecology and biodiversity, including additional specialist study regarding priority and threatened species;

  Water resources, hydrology and hydrogeology;

  Land and water resource use;

  Soils and geomorphology;

  Air quality, noise and vibration;

  Archaeology and cultural heritage;

  Socio-economic baseline (including governance, population and demography, livelihoods, health and well-being, education, housing, infrastructure, vulnerable groups and development planning).

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Additional specialist studies are underway to support the baseline data, and include surveys of biodiversity and priority species.  Environmental monitoring, focused on groundwater and surface water quality, noise levels and air quality (particulate matter), continues on a quarterly basis.

Biodiversity and Priority Species

Among the various biotic and abiotic aspects of the Anaconda Area, management of priority biodiversity values is expected to be a key permitting issue, due to the presence of these priority species and habitats of conservation importance.

The Anaconda Area terrestrial biodiversity is considered to be moderately species rich, when compared to high biodiversity in contiguous tropical rainforests.  Habitat present in the Anaconda Area is fragmented and degraded to some extent by human activities, including artisanal mining and wood collection.  Several priority species of conservation importance have been identified in the area:

  West African chimpanzee;

  Hippopotamus;

  African lion;

  Hooded vulture.

The investigation of these priority species is ongoing, inclusive of an intensive 12-month survey campaign to help determine chimpanzee numbers and ranges, seasonal fluctuations and other factors, which is planned be completed by the end of the second quarter, 2020.  Information gathered from this study will be used to adapt and improve the mitigation measures employed by the B2Gold to reduce potential impacts to these priority species.

20.2.2 Socio-economic Setting

There are four settlements within the Menankoto Sud exploration permit and Bantako Nord prospecting authorization boundaries (Figure 20-1); and seven other settlements situated outside of the within approximately 4 km of, but outside, the permit boundaries.

The Anaconda Area key socio-economic characteristics include:

  There are approximately 2,544 people living in the 11 settlements in the Anaconda Area, comprising 287 households, with the Malinke as the dominant ethnic group, and Islam as the dominant religion;

  The key livelihood activities of surveyed villages are agriculture (crop production) and artisanal mining.  Most agricultural activities in the surveyed villages are entirely rain-fed, and as such production yields are seasonal;

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Figure 20-1: Villages in Proximity to Menankoto Sud and Bantako Nord permits

  Income from the sale of gold is the primary source of income in the local villages, while agriculture is the second most important cash income source;

  Small businesses, such as retail shops and dressmaking or gold sale businesses, are an important contributor to livelihoods for some households (i.e. approx. 16% of surveyed households;

  Health services are very limited.  There are no government health clinics, although there are two rudimentary private clinics in Dioulafoundou.  The most common illnesses reported are malaria, diarrhea, yellow fever, and tuberculosis;

  There is a lack of school infrastructure; there are two basic classrooms.  The level of education and literacy rates are very low;

  Housing generally consists of a combination of traditional and modern materials, while sanitation standards are poor.  Drinking water is generally sourced from boreholes;

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  There is no electricity distribution infrastructure; however, the majority of households own at least one solar panel, while some households own a generator;

  Key vulnerable groups in the local villages include women (particularly women-headed households), the elderly, and residents with disabilities.

A total of 37 archaeological sites were identified.  These can be divided into three groups: former settlement sites, rock tumuli (stone mounds), and an iron reduction site.  The majority of sites are believed to be relatively recent, originating from the 19th or 20th centuries.

The tangible cultural heritage identified consists of 28 places of worship (sacred trees, mosques, sacred wood, and sacred stones) and 20 memorial sites (old or new cemeteries and mausoleums).

Intangible cultural heritage such as ritual practices are commonly carried out at sacred sites in the Anaconda Area.  Two cultural practices listed on UNESCO's Intangible Cultural Heritage List are believed to have been present in the past or persist to some extent in the present in the Anaconda Area and general region: the Secret Society of Kôrêdugaw and the Manden Charter.

Although no formal impact assessment study has been conducted at this time, project development will likely have positive and negative impacts in the area.  Potential impacts include, displacement of people and village infrastructure, in-migration, economic development and employment etc.

20.2.3 No-Go Zone

With the objective of intensifying exploration activities in the Menankoto Sud permit, B2Gold received an authorization from the Government for the establishment of a No-Go Zone within the permit area.  A formal process has started to identify potential impacts in the area and to develop mitigation and compensation measures.

A Community Committee for asset survey and evaluation of impacts has been formally created by decision number 19-034/PCK dated 6 March 2019 issued by the Prefect of Kenieba.

The No-Go Zone will preclude farming, house construction and artisanal mining in the compensated area.

20.2.4 Environmental and Socio-Economic Impact Assessment

A detailed ESIA for the development has not been conducted at this time.  An ESIA will be conducted and will employ a systematic and repeatable process of identifying the potential impacts arising from the development and rating their significance.  The ESIA will include baseline and monitoring data taken from the component baseline and additional studies, describing relevant physical, biological and social conditions associated with the Anaconda Area, and will identify the likely types of potential environmental and social impacts associated with the construction, operation and closure of any mining operation.  The ESIA will assess the magnitude and likelihood of these potential impacts based on currently available information and present proposed mitigation measures needed to minimize potential impacts to acceptable levels.  Stand-alone management plans to address potential residual impacts will be provided as part of the ESIA documentation.

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20.2.5 Permitting

Various permits and authorizations will eventually be required for the Anaconda Area, should mining activities be initiated.  Currently, to support exploration-level activities, B2Gold holds the following key permits:

  Exploration permits;

  Environmental Notice for Fuel Storage, Ministry of Environment and Sanitation, obtained 16 September 2019.

Environmental Permit

On completion of an ESIA, an environmental permit will need to be obtained from the Ministry of Environment and Sanitation.  The permit will require that B2Gold begin construction within three years of the issue of the environmental permit.  It will stipulate that the government be allowed to perform environmental audits every five years.  Typically, the permit includes six clauses with conditions/requirements relating to the following:

  Air quality;

  Soil conservation;

  Surface and groundwater quality;

  Noise and safety;

  Cultural heritage;

  Land appropriation.

Mining Permit

A mining/exploitation permit has not yet been applied for or granted.  The mining permit application must include a feasibility study, a community development plan and a closure plan.  Once granted, B2Gold would be obliged to commence construction within three years.  The mining permit and associated mining/establishment convention reflect the articles stipulated in the Mining Code (currently the 2012 Mining Code).  These conditions outline:

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  Participation of the State in the Malian operating company established for this purpose;

  Economic, financial, tax and customs provisions;

  Financing of research and training to build industrial capacity;

  Commitments to employment and training of local employees;

  Commitments to local procurement;

  Relations between permit holders and landowners;

  Regulations regarding health, safety and hygiene;

  Protection of the environment and cultural heritage.

Approval of a Community Development Plan

As part of the ESIA process, B2Gold would need to submit a CDP for approval.

Approval of a Mine Closure Plan

As part of the process for the granting of an exploitation permit under the 2012 Mining Code, B2Gold would be required to submit a mine closure plan.  This would be done on completion of an ESIA and solicitation of the environmental permit.

Additional Permits and Authorizations

Several additional permits and authorizations would be required for development mining operations in the Anaconda Area.  Key permits, none of which have been obtained, are summarized in Table 20-2.

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Table 20-2 Summary of Additional Permits and Authorisations Required In Support of Any Future Operations in the Anaconda Area

Permit/Authorization	Ministry/Department
Water abstraction from Falémé River	OMVS
Water abstraction via pit and borehole dewatering	Ministry of Environment and Sanitation
Operations Protection Area	Ministry of Mines
Airfield construction	Ministry of Equipment and Transportation
Authorization for national flights at Fekola	Ministry of Equipment and Transportation
Medical Clinic operation authorization	Ministry of Health
Camp construction	Ministry of Housing, Urban Development and Land Affairs
Sand and gravel extraction	Ministry of Environment and Sanitation
Radio license	Ministry of Communication
Fuel storage permit	Ministry of Mines
Solid waste management authorization	Ministry of Environment and Sanitation
Landfill environmental permit	Ministry of Environment and Sanitation
Wastewater discharge permit	Ministry of Environment and Sanitation
Chemical use approval	Ministry of Environment and Sanitation
Chemical storage authorization	Ministry of Environment and Sanitation
Explosives use authorization	Ministry of Mines
Authorization to clear protected tree species	Ministry of Environment and Sanitation
Easements along Falémé River	OMVS
Authorization for power production	Ministry of Environment and Sanitation
Water abstraction from Falémé River	Ministry of Mines
Water abstraction via pit and borehole dewatering	Ministry of Equipment and Transportation
Operations Protection Area	Ministry of Equipment and Transportation
Airfield construction	Ministry of Health
Authorization for national flights at Fekola	Ministry of Housing, Urban Development and Land Affairs
Medical Clinic operation authorization	Ministry of Environment and Sanitation
Camp construction	Ministry of Communication
Sand and gravel extraction	Ministry of Mines

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Permit/Authorization	Ministry/Department
Radio license	Ministry of Environment and Sanitation
Fuel storage permit	Ministry of Environment and Sanitation
Solid waste management authorization	Ministry of Environment and Sanitation
Landfill environmental permit	Ministry of Environment and Sanitation
Wastewater discharge permit	Ministry of Environment and Sanitation
Chemical use approval	Ministry of Mines
Chemical storage authorization	Ministry of Environment and Sanitation
Explosives use authorization	OMVS
Authorization to clear protected tree species	Ministry of Environment and Sanitation (Regional)
Easements along Falémé River	OMVS
Authorization for power production	Ministry of Energy

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21.0 CAPITAL AND OPERATING COSTS

21.1 Introduction

Capital and operating cost estimates are based on the Fekola LOMP as of January 1, 2020 which is based on mining and processing existing Mineral Reserves both in stockpiles and from the Fekola open pit.  The LOMP assumes Owner-operated mining with mining operations until 2028, and processing operations finishing later in the same year.

Fekola is an operating mine; operating and capital costs are primarily based on actual operating and capital costs.

21.2 Capital Cost Estimates

21.2.1 Basis of Estimate

Capital costs consist largely of mining and processing equipment and rebuilds, TSF raises, small projects, and other costs for mining, processing, and site general.  Capital costs are split into:

  Sustaining capital:  Costs support the existing LOMP;

  Non-sustaining capital:  Costs are for a long-term structure or external project which does not necessarily depend on the mine plan.  Non-sustaining capital allocations include TSF raises and closure costs, as well as mine and mill expansion, and solar plant construction in 2020.

21.2.2 Labour Assumptions

Owner labour to support rebuilds or projects included in capital costs are included in operating costs.  Where the labour is to be provided by some party other than the Owner, labour costs are included in capital costs.

21.2.3 Contingency

Capital costs are based on recent prices or operating data.  No allowance for contingency is included.

21.2.4 Mine Capital Costs

Mine capital costs are estimated based on continued Owner operation.  Recent actual costs are available, and maintenance practices are established now that the Fekola Mine is in operation.  Rebuilds and equipment replacement costs are estimated based on this actual data.  Major mine equipment fleet replacements are carried out on an as needed basis, depending on equipment condition and utilization.  Rebuild costs average $23.9 M per year of the LOM plan, peaking at $30.0 M in 2023. A portion of the mine fleet will require capital replacements, which occur from years 2022 through 2027 and total $36.5 M.  Pre-stripping costs are not included in capital costs as they are included in mine operating costs.

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A total mining capital cost of $394.4 M is estimated for the LOM.

21.2.5 Process Capital Costs

Process capital costs include estimates of $1.0 M per year for both equipment replacements and equipment additions.  The TSF facilities have $49.4 M estimated capital spend remaining over the project life for dam raises, as well as an additional $15.0 M for construction of a future TSF site for material to be processed after the current facility reaches its capacity of 62 Mt.

In total, process capital costs total $98.3 M over the LOM.

21.2.6 General and Administrative Capital Costs

General and administrative capital costs average $0.5 M per year for sustaining Capex. Capital projects for power generation (including solar plant) and rebuilds total $38.3 M over the LOM.  Total general and administrative capital costs are $46.0 M over the LOM.

21.2.7 Closure Costs

The total reclamation and closure capital cost is estimated at $27.4 M, with costs beginning during the last year of mine operations in 2028 and ending in 2032. These closure costs are based on the Asset Retirement Obligation cost estimate in Section 20.1.

21.2.8 Capital Cost Summary

Capital costs are summarized by category in Table 21-1.

21.3 Operating Cost Estimates

21.3.1 Basis of Estimate

Operating costs for Fekola are based on actual costs seen during operations at site and are projected through the LOMP.

21.3.2 Mine Operating Costs

Mine operating costs are estimated by area, based on mining up to 78.5 Mt/a.  Stockpile and rehandle costs are included in process operating costs.  Mine operating costs are estimated at US$1.68/t mined, US$13.47/t ore processed, and US$219.67/oz Au produced.

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Table 21-1: LOM Capital Cost Estimate

Area	Sub-Area	Units	Value
Development capital	Mine - equipment	$ M	61
	Process plant expansion capital	$ M	24
	Solar plant	$ M	18
	Future TSF facility	$ M	15
	Workshop expansion and other	$ M	3
	Future waste dump expansion	$ M	1
	Subtotal development capital	$ M	124
Sustaining capital	Mine - pre-strip (capitalized waste)	$ M	320
	Rebuilds	$ M	191
	Fleet replacement	$ M	36
	Fleet additions (sustaining)	$ M	95
	Dewatering	$ M	4
	Misc. mining tools & equip.	$ M	6
	Process plant equipment	$ M	9
	Site general	$ M	5
	Power plant rebuilds	$ M	20
	TSF dam raises	$ M	49
	Subtotal sustaining capital	$ M	735
Closure capital	Closure costs	$ M	27
Subtotal development and sustaining capital cost		$ M	886
Exploration capital	Exploration costs	55	55
Total all capital costs		$ M	941

Note:  Totals may not sum due to rounding

21.3.3 Process Operating Costs

Processing costs include all activities related to crushing, grinding, gravity circuit, Leaching, carbon in column, carbon in pulp, carbon elution & regeneration, cyanide destruction, electrowinning and refining, tailings storage facility, water reclaim, reagent systems, and the metallurgical laboratory.  Processing costs are modelled as variable and period costs.  Variable costs are costs which change with plant production, consisting largely of consumables/supplies and power costs, as well as maintenance and other allocations.  Period costs are time related costs which are incurred regardless of production, including labour, contractors, and a portion of maintenance and other distributed costs.  Total process costs vary year over year depending on the operational plan.

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Stockpile and rehandle costs are included with the processing costs.  The process operating cost is estimated to be $13.47/t milled over the process life of nine years.

21.3.4 Infrastructure Operating Costs

Infrastructure and other distributable costs such as power, light vehicles, maintenance, and fuel, are distributed through the mining, processing, and site general costs as applicable.

21.3.5 General and Administrative Operating Costs

General and administrative costs are modelled as period costs.  These include period costs for power plant operation, administrative labour and supplies costs, camp costs, information technology services, health and safety, environmental, security, supply chain, and accounting costs.  Total G&A costs vary year over year depending on the operational plan.

The G&A cost is projected to be $5.29/t milled.

21.3.6 Operating Cost Summary

The estimated LOMP operating costs are presented in Table 21-2 and Table 21-3.

21.4 Comments on Capital and Operating Costs

The QPs note the following.

The capital and operating costs for the Project are based on recent actual costs and the Mineral Reserve-based LOMP.  The costs indicate operating and total costs below the Mineral Reserve and Mineral Resource cost bases ($1,350/oz Au and $1,500/oz Au, respectively).

LOMP capital cost estimates total $947 M.

LOMP operating cost estimates total $545.14/oz Au produced, or $33.43/t processed.

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Table 21-2: LOM Operating Costs

Area	Units	Value
Mining cost	$ M	928
Mine pre-strip (capitalized waste) credit	$ M	-320
Processing	$ M	1,010
Site general and administrative	$ M	365
Change in stockpiles	$ M	19
Silver sales/credit	$ M	-5
Dore transportation, security, insurance	$ M	4
Refinery charge	$ M	7
Total operating costs	$ M	2,007

Note:  * Mining costs are $1.68/t mined.  Operating costs include all mining, processing, and general and administration costs including pre-stripping.  Totals may not sum due to rounding

Table 21‑3: LOM Operating Costs (Ore Processed)

Area	Ore Processed (US$/t)	Gold Produced (US$/oz Au)
Mining*	13.47	219.64
Processing	14.67	239.20
Site general	5.29	86.30
Total	33.43	545.14

Note:  * Mining costs are $1.68/t mined.  Operating costs include all mining, processing, and general and administration costs including pre-stripping.  Totals may not sum due to rounding.

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22.0 ECONOMIC ANALYSIS

B2Gold is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production.

Mineral Reserve declaration is supported by a positive cashflow.

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23.0 ADJACENT PROPERTIES

This section is not relevant to this Report.

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24.0 OTHER RELEVANT DATA AND INFORMATION

This section is not relevant to this Report.

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25.0 INTERPRETATION AND CONCLUSIONS

25.1 Introduction

The QPs note the following interpretations and conclusions in their respective areas of expertise, based on the review of data available for this Report.

25.2 Mineral Tenure, Surface Rights, Water Rights, Royalties/Agreements

The 2012 Mining Code will continue to apply to the Médinandi exploitation license in all respects, and the advent of the 2019 Mining Code will have no material impact on the Fekola operations.

Information obtained from B2Gold experts supports that the mineral tenure held is valid, and the granted exploitation licence is sufficient to support a declaration of Mineral Resources and Mineral Reserves at Fekola, and the granted exploration permit is sufficient to support a declaration of Mineral Resources at the Anaconda Area.

For both the exploration permit (Menankoto Sud) and the prospecting authorization (Bantako Nord), the State of Mali will have the same rights in terms of ownership in any future exploitation company (10% free carried non-dilutable interest and the option to purchase an additional 10% participating interest for fair value).

Malian law provides for private individuals and companies to own surface rights under a formal titling and registration system, but in the Project area there are no private surface owners.  However, the State of Mali owns all surface rights in the Fekola Mine area, and no surface rights have been registered to a private entity.

Water rights are granted, and sufficient to support mining operations.

Gold and other precious metals are levied under the 2012 Mining Code at a 3% royalty rate.  There is also an additional 3% tax on gold production.  The settlement for the purchase of a 10% minority interest held by ZTS included an additional 1.65% royalty, which is due to ZTS.

The Project is not subject to any other back-in rights payments, agreements or encumbrances.

To the extent known to the QP, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the Project that have not been discussed in this Report.

25.3 Geology and Mineralization

The Fekola deposit is considered to be an example of a disseminated orogenic gold deposit.

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The geological understanding of the settings, lithologies, and structural and alteration controls on mineralization in the different zones is sufficient to support estimation of Mineral Resources and Mineral Reserves.  The geological knowledge of the area is also considered sufficiently acceptable to reliably inform mine planning.

The mineralization style and setting are well understood and can support declaration of Mineral Resources and Mineral Reserves.

The Fekola deposit has been extended down plunge of the main high-grade shoot by drilling carried out during 2017-2019.  Narrow zones of hanging wall mineralization have also been defined by this work.

Infill drilling on the Cardinal and FMZ prospects, where low to moderate grade gold mineralization is hosted in narrow, northeast-trending structures within 3 km of the Fekola open pit, indicates that there is potential for the prospects to provide a small source of supplemental mill feed material to the Fekola plant.  The Falcon, Eagle, and Heron prospects are conceptual exploration targets based on a combination of structural projections of the Fekola shear zone, and gold geochemical anomalies.

Within the Anaconda Area, exploration focus to date has been on defining saprolite mineralization.  Deeper drilling has identified zones of bedrock mineralization requiring infill.  In addition, a number of geophysical anomalies, in particular untested IP chargeability features, require drill testing.

25.4 Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation

The exploration programs completed to date are appropriate for the style of the deposits on the Project.

Sampling methods are acceptable for Mineral Resource and Mineral Reserve estimation.

Sample preparation, analysis and security are generally performed in accordance with exploration best practices and industry standards.

The quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected during the exploration and delineation drilling programs are sufficient to support Mineral Resource and Mineral Reserve estimation.  The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.  Sampling is representative of the gold grades in the deposits, reflecting areas of higher and lower grades.

The QA/QC programs adequately address issues of precision, accuracy and contamination.  Drilling programs typically included blanks, duplicates and CRM samples.  QA/QC submission rates meet industry-accepted standards.

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The data verification programs concluded that the data collected from the Project adequately support the geological interpretations and constitute a database of sufficient quality to support the use of the data in Mineral Resource and Mineral Reserve estimation.

25.5 Metallurgical Testwork

Metallurgical testwork and associated analytical procedures were appropriate to the mineralization type, appropriate to establish the optimal processing routes, and were performed using samples that are typical of the mineralization styles found within the Fekola deposit.

Similar metallurgical testwork and associated analytical procedures are underway on Anaconda Area mineralization.

Samples selected for testing were representative of the various types and styles of mineralization.  Samples were selected from a range of depths within the deposits. Sufficient samples were taken so that tests were performed on sufficient sample mass.

Recovery factors estimated are based on appropriate metallurgical testwork, supported by production data, and are appropriate to the mineralization types and the selected process route.  At a gold head grade of 2.50 g/t Au, the estimated gold extraction for the Fekola deposit is 93.7%.  Preliminary metallurgical testwork using samples from the Anaconda Area, including results of the first 19 bottle roll tests, indicate an average 95% recovery in the saprolite material.

There are no deleterious elements known that would affect process activities or metallurgical recoveries.

25.6 Mineral Resource Estimates

Mineral Resources are reported using the 2014 CIM Definition Standards, and assume open pit mining methods.

Factors that may affect the Mineral Resource estimates include:  metal price and exchange rate assumptions; changes to the assumptions used to generate the gold grade cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; changes to geotechnical, mining and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

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There is upside potential for the estimates if mineralization that is currently classified as Inferred can be upgraded to higher-confidence Mineral Resource categories.

25.7 Mineral Reserve Estimates

Mineral Reserves are reported using the 2014 CIM Definition Standards and are based on open pit mining methods.

Factors that may affect the Mineral Reserve estimates include:  changes to the gold price assumptions; changes to pit slope and geotechnical assumptions; unforeseen dilution; changes to hydrogeological and pit dewatering assumptions; changes to inputs to capital and operating cost estimates; changes to operating cost assumptions used in the constraining pit shell; changes to pit designs from those currently envisaged; stockpiling assumptions as to the amount and grade of stockpile material required to maintain operations during the wet season; assumptions used when evaluating the potential economics of Phase 8 of the Fekola pit; changes to modifying factor assumptions, including environmental, permitting and social licence to operate.

There is upside potential for the estimates if mineralization that is currently classified as Mineral Resources potentially amenable to underground mining methods can be converted to Mineral Reserves following appropriate technical studies, or if higher gold prices support a larger open pit.

25.8 Mine Plan

The mining operations use conventional open pit mining methods and equipment.

Mining is based on a phased approach with stockpiling to bring high-grade forward and provide operational flexibility.

The total mine life is nine years for the development of a 410 m deep ultimate pit in nine stages to support nine years of processing.

25.9 Recovery Plan

The process methods are conventional to the industry.  The comminution and recovery processes are widely used in the industry with no significant elements of technological innovation.

The process plant flowsheet design was based on testwork results, previous study designs and industry standard practices.

The process facilities in use are appropriate to the mineralization styles.

The plant will produce variations in recovery due to the day-to-day changes in ore type or combinations of ore type being processed.  These variations are expected to trend to the forecast recovery value for monthly or longer reporting periods.

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25.10 Infrastructure

All key infrastructure is built for the Fekola operations.  B2Gold employees live in the surrounding communities and in the on-site camp.

The TSF was constructed using downstream construction techniques, based on a design by Knight Piésold.  The design is conventional for the industry.  There is sufficient storage capacity to 2026 in the existing facility.

A valley to the north of the existing TSF has been identified as a potential TSF location for additional tailings capacity.  Following a conceptual economic study and test pit program, detailed design will commence in 2021 with construction of the new facility as early as 2024, assuming permits are to hand.

Water management structures include a settling pond, diversion channels, a freshwater storage pond, and sediment control structures.

Power for the Fekola Mine is generated by a dedicated power station that is a combination of HFO and diesel-fuelled generators located adjacent to the process plant.  Construction of a solar power facility is underway.

25.11 Environmental, Permitting and Social Considerations

The 2013 ESIS was approved by the Ministry of Environment and Sanitation on 29 April 2013.  The 2015 ESIA Update filled gaps identified in the 2013 ESIS, reflected optimization improvement and modifications to the Project design, assessed these improvements and modifications for their potential impacts against baseline conditions in the Project area, and aligned the assessment with international standards including IFC environmental and social performance standards.

The ESMMP is supported by a number of individual MPs.

The Fekola Mine's environmental liabilities as of December 31, 2019 are estimated at approximately US$27.4 million.

Various permits and authorizations are required for the Project.  Key permits include the site environmental permit, environmental permit for the access road, mining permit, approval of a Community Development Plan, approval of a Mine Closure Plan and numerous additional permits have been obtained in support of operations.

Although the relocation of the village of Old Fadougou was not a requirement of the Mine Construction Permit or the approved EIA, extensive engagement with government and community stakeholders led to a decision to proceed with resettlement of the community.  The resettlement process started in 2015 with the initial baseline collection (socio-economic and asset surveys ) and has been implemented in compliance with Malian law and in line with international best practices.  Signing of agreements and compensations started in January 2019 and are currently ongoing.  New Fadougou village construction has been completed and the physical relocation of households occurred between April and June 2019 and was successfully conducted with close collaboration between households, authorities and B2Gold.

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25.12 Markets and Contracts

Doré from the mine is readily marketable, and contracts are in place for doré sales.

Commodity prices used in Mineral Resource and Mineral Reserve estimates are set by B2Gold corporately.  The current gold price provided for Mineral Reserve estimation is $1,350/oz, and $1,500/oz for Mineral Resource estimation.  These prices are used in the estimations for the Fekola deposit.  The Anaconda Mineral Resource estimate uses a $1,400/oz gold price.

Major contracts include fuel supply, blasting explosives and accessories, and grade control drilling.  Contracts are negotiated and renewed as needed.  Contract terms are within industry norms and typical of similar contracts in Mali that B2Gold is familiar with.

25.13 Capital Cost Estimates

Fekola is a steady-state operation.  Capital costs are largely consisting of mining and processing equipment and rebuilds, TSF construction, small projects, and other costs for mining, processing, and site general.  Capital costs are split into sustaining capital where the costs are supporting the existing LOMP, and non-sustaining capital where the cost is for a long-term structure or external project which does not necessarily depend on the mine plan.

LOMP capital cost estimates total $947 M.

25.14 Operating Cost Estimates

Operating costs for Fekola are based on actual costs seen during operations at site and are projected through the LOMP.

LOMP operating cost estimates total $545.14/oz Au produced, or $33.43/t processed.

25.15 Economic Analysis in Support of Mineral Reserve Estimation

B2Gold is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production.

25.16 Conclusions

An economic analysis was performed in support of estimation of the Mineral Reserves; this indicated a positive cash flow using the assumptions detailed in this Report.

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26.0 RECOMMENDATIONS

26.1 Introduction

Two phases of work programs are proposed.  The first phase work program consists of RC and core drill programs for the Fekola Mine area and Anaconda Area, budgeted at about US$17 M.  The second phase work program will use information from the completed drill programs to update Mineral Resource and Mineral Reserve estimates.  A number of internal mining-related studies are proposed, and an ESIA preparation process for the Anaconda Area would be conducted concurrently with the estimation update.  Costs for this second phase work program are estimated at approximately US$3.1 M.

26.2 Phase 1 Work Program

26.2.1 Fekola Mine

Additional RC and core drilling are also recommended to test several targets with the potential to support Mineral Resource estimates.  These targets include:

  The Fekola North area, beyond the current resource boundary, which remains open along strike and down plunge;

  The Cardinal structures west of the operating mine.  This area requires testing as it is contemplated as a potential WRSF location;

  The Fekola South area, where previous wide-spaced drilling has shown potential for additional mineralization below the main Fekola orebody;

  Extensions of the Fekola structure along strike to the north and south beyond current drilling limits;

Approximately 7,600 m of RC drilling and 13,000 m of core drilling is recommended to test these targets.  The estimated cost for the exploration program at Fekola is approximately $6.7 M.

26.2.2 Anaconda Area

Approximately 22,000 m of RC drilling, supplemented by an additional 16,000 m of core and auger drilling, is recommended for Phase 1 regional work in the Anaconda Area.  Drilling should focus on potentially expanding the known saprolite resource, as well as continuing to test for hard rock mineralization below the saprolite.

The total estimated cost for the exploration program for the Anaconda Area is about $10.3 M.

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26.3 Phase 2 Work Program

26.3.1 Mineral Resource and Mineral Reserve Estimation

Drill results from the drill programs completed in the Fekola deposit vicinity and Anaconda Area should be used to update resource models, Mineral Resource estimates, and where applicable, estimation of Mineral Reserves.

This program is estimated at approximately $1.5 M.

26.3.2 Mining Studies

The following studies should be undertaken, for an estimated cost of $1.1 M, to support future mine planning.

As noted in Section 18.5.3, a valley to the north of the existing TSF has been identified as a potential TSF location for additional tailings capacity.  Detailed design of the new facility will be required.  Such a study will be based on the storage capacity requirements, embankment height trade-off evaluations, and results from planned site geotechnical evaluations, including shallow test pitting.  Evaluation of alternate or supplemental tailings disposal strategies should be completed during the design process.

An investigation of the potential for underground mining should be conducted.

An evaluation of the incorporation of the Anaconda Area mineralization into the Fekola Mine plan should be conducted to determine whether this option, or a stand-alone mine in the Anaconda Area is the better development strategy.  This study should be completed in parallel with the updated Mineral Resource estimate.

26.3.3 Environmental, Social and Permitting, Anaconda Area

An ESIA will be required to support any development in the Anaconda Area.  The study would evaluate physical, biological and social conditions, and examine environmental and social aspects of any planned development in the Anaconda Area.  The ESIA would assess the magnitude and likelihood of these potential impacts based on currently available information and present proposed mitigation measures needed to minimize potential impacts to acceptable levels.  Stand-alone management plans to address potential residual impacts would be presented as part of the ESIA documentation.

This program is estimated at about US$0.5 M.

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27.0 REFERENCES

Bassot, J.P., 1987:  Le Complexe Volcano-Plutonique Calcoalcalin de la Rivère Dalema (Est Sénegal): Discussion de sa Signification Géodynamique dans le Cadre de I'orogénie Eburnéene (Protérozoic Inférieur):  Journal of African Earth Science, v. 6, pp. 505-519.

Bohlke, J.K.,1982:  Orogenic Metamorphic-Hosted Gold-Quartz Veins:  U.S. Geological Survey Open-File Rep. 795, pp. 70-76.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003:  Estimation of Mineral Resources and Mineral Reserves - Best Practice Guidelines, May 30, 2003:  adopted by CIM Council on November 23, 2003.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014:  CIM Definition Standards - for Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions:  adopted by the CIM Council, May, 2014.

Canadian Securities Administrators (CSA), 2011:  National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.

Diene, M., Fullgraf, T., Diatta, F., Gloaguen, E., Gueye, M. and Ndiaye, P.M., 2015:  Review of the Senegalo-Malian Shear Zone System - Timing, Kinematics and Implications for Possible Au Mineralization Styles:  Journal of African Earth Sciences.  112, pp. 485-504.

Fraser Institute Survey, 2020:  Fraser Institute Annual Survey of Mining Companies 2019:  https://www.fraserinstitute.org/sites/default/files/annual-survey-of-mining-companies-2019.pdf.

Garagan, T., Montano, P., Lytle, W., Jones, K., Hunter, S. and Morgan, D., 2015:  NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali:  technical report prepared by B2Gold and Lycopodium Minerals Pty Ltd for B2Gold, effective date 30 June, 2015.

Garagan, T., Lytle, W., Johnson, N., Kaye, C., Tschabrun, D., Wiid, G., and Coetzee, S., 2014:  Fekola Gold Project, Mali, NI 43-101 Technical Report on Preliminary Economic Assessment:  technical report prepared by B2Gold, MPR Geological Consultants Pty Ltd, Mine and Quarry Engineering Services Inc, and Epoch Resources Pty Ltd for B2Gold, effective date 3 June, 2014.

Groves, D.I., Goldfarb, R.J., Gebre-Mariam, H., Hagemann, S.G., Robert, F., 1998:  Orogenic Gold Deposits-Proposed Classification in the Context of Their Crustal Distribution and Relationship to Other Gold Deposit Types:  Ore Geol. Rev. 13, pp. 7-27.

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Gueye, M., Ngon, P.M., Diéne, M., hiam, Y., Siegesmund, S., Wemmer, K. and Pawlig, S., 2008:  Intrusive Rocks and Tectono-Metamorphic Evolution of the Mako Paleoproterozoic Belt Eastern Sengal, West Africa:  Journal of African Earth Sciences, v. 50, pp. 88-110.

Harbidge, P., 2013:  The Kibali Gold Deposit in Northeast Democratic Republic of Congo: Evidence to Support Central Africa as the New Location for the Next Generation of Multi-Million Ounce Gold Deposits:  Conference Proceedings, NewGenGold Conference 2013, Perth, Australia.

Hirdes, W., and Davis, D.W., 2002:  U-Pb Geochronology of Paleoproterozoic Rocks in the Southern Part of the Kédougou-Kéniéba inlier, Senegal, West Africa: Evidence for Diachronous Accretionary Development of the Eburnean Province:  Precambrian Research, v. 118, pp. 83-99.

Knight Piésold, 2015a:  Report PE401-00079/04 Rev 0, Fekola Gold Project, Definitive Feasibility Study Report:  compiled by Knight Piésold for B2Gold Corporation June 2015.

Knight Piésold, 2015b:  Report PE401-00079_02 Rev 0, Feasibility Study Geotechnical Investigation Report:  May 2015.

Knight Piésold, 2015c:  Memorandum PE15-00487, Fekola Gold Project - Water Balance Modelling:  May 2015.

Lawrence, D.M., Treloar, P.J., Rankin, A.H., Harbridge, P. and Holliday, J., 2013:  The Geology and Mineralogy of the Loulo Mining District, Mali, West Africa:  Evidence for Two Distinct Styles of Orogenic Gold Mineralization:  Economic Geology. v. 108, pp. 199-227.

Mason, D., 2017:  Petrographic Descriptions for Ten Rock Samples, Fekola Gold Project, Mali:  Mason Geoscience report to B2Gold.

Mason, D., 2018:  Petrographic Descriptions for Twenty Rock Samples, Fekola Gold Project, Mali:  Mason Geoscience report to B2Gold.

Masurel, Q. Thébaud, N., Miller, J., Ulrich, S., Hein, K.A.A., Cameron, G., Béziat, D. Bruguier, O. and Davis, J.A., 2017:  Sadiola Hill: A World-Class Carbonate-Hosted Gold Deposit in Mali, West Africa:  Economic Geology. v. 112, pp. 23-47.

Ross, K., 2017:  Petrographic Report on the Menankoto Prospect, Mali, West Africa: Panterra Geoservices Inc report to B2Gold.

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Rhys, D., 2015:  Fekola Gold Deposit, Mali: Geological Observations and Interpretations from a Site Visit:  report prepared by Panterra Geoservices for B2Gold, 86 p.

Villeneuve, M., and Cornée, J.J. 1994:  Structure, Evolution and Paleoceanography of the West African Craton and Bordering Belts During the Neoproterozoic:  Precambrian Research, v. 69, pp. 307-326.

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